As filed with the Securities and Exchange Commission on September 19, 2001
                                                   Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                    FORM S-1
                          Registration Statement Under
                           The Securities Act Of 1933
                            ------------------------
                            PRIVATE MEDIA GROUP, INC.
             (Exact name of Registrant as specified in its charter)

    Nevada                          2721                         87-0365673
(State or other         (Primary Standard Industrial          (I.R.S. Employer
jurisdiction of              Classification Code)            Identification No.)
incorporation or
 organization)

                            Carretera de Rubi 22-26,
                           08190 Sant Cugat del Valles
                                    Barcelona
                                      Spain
                                 34-93-590-7070

  (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive office)

                    Berth H. Milton, Chief Executive Officer
                            Private Media Group, Inc.
                             Carretera de Rubi 22-26
                           08190 Sant Cugat del Valles
                                Barcelona, Spain
                                 34-93-590-7070

       (Name, Address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

        Samuel S. Guzik, Esq                           Thomas J. Friedmann, Esq
         Guzik & Associates                              Shearman & Sterling
1800 Century Park East, Fifth Floor                         Broadgate West
       Los Angeles, CA 90067                               9 Appold Street
           310-788-8600.                                 London, UK EC2A 2AP
                                                           44-20-7655-5000

                            ------------------------

         Approximate date of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                            ------------------------

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
 Title of each class of                           Proposed maximum
    securities to be         Amount to be        offering price per     Proposed maximum aggregate         Amount of
       registered            registered(1)            share(2)               offering price(2)         registration fee
----------------------------------------------------------------------------------------------------------------------------
 Common Stock, $.001 par       7,400,000               $7.92                    $58,608,000                 $14,652
          value
----------------------------------------------------------------------------------------------------------------------------

(1) Includes 900,000 shares of common stock which may be sold upon exercise of the underwriters' over-allotment option, if any, and shares of common stock that are to be offered outside the United States in transactions that are not subject to registration under the Securities Act of 1933, as amended, but that may be resold from time to time in the United States in transactions subject to a registration under the Securities Act of 1933, as amended. Offers and sales outside the United States are being made under Regulation S of the Securities Act 1933, as amended, and are not covered by this Registration Statement.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended, and based on the closing price of the Registrant's Common Stock on September 10, 2001, as reported on the Nasdaq National Market.

================================================================================
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933, as amended, or until the registration statement shall become effective on such date as the commission, acting pursuant to section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


SUBJECT TO COMPLETION dated         , 2001

PRELIMINARY PROSPECTUS
                                6,500,000 Shares





                            Private Media Group, Inc.

                                  Common Stock
                                ----------------

         We are offering 5,800,000 shares and the selling shareholders named in this prospectus are offering 700,000 shares of our common stock in the United States and in international offerings in the Federal Republic of Germany and other countries. The U.S. underwriters and the selling shareholders will initially offer 975,000 shares in the United States and concurrently, the international underwriters and the selling shareholders will offer 5,525,000 shares in Germany and other countries. In addition, to the extent that the U.S. and international underwriters sell more than 6,500,000 shares, Commerzbank Aktiengesellschaft has the option, on behalf of the U.S. and international underwriters, to purchase up to an additional 900,000 shares from the selling shareholders named in this prospectus. We will not receive any proceeds from the sale of shares by the selling shareholders. The offering price and underwriting discounts and commissions for both offerings are identical.
                                ----------------

         Our common stock is quoted on the Nasdaq National Market under the
symbol "PRVT". On        , 2001, the last reported sale price was (euro)o per
share. We have applied to list the common stock on the Frankfurt Stock Exchange.

         This investment involves risk. See "Risk Factors" beginning on page 8.
                                ----------------

                     PRICE (euro)   A SHARE ($      A SHARE)
                                ----------------


                                                                        Per Share            Total
                                                                     ---------------      -----------

Public Offering Price................................................(euro)                 (euro)
Underwriting Discounts and Commissions...............................(euro)                 (euro)
Proceeds, before expenses, to Private Media Group....................(euro)                 (euro)
Proceeds, before expenses, to selling shareholders ..................(euro)                 (euro)



         Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         Commerzbank Aktiengesellschaft expects to deliver the shares to
purchasers on       , 2001.

                                ----------------
                                   COMMERZBANK
                               AKTIENGESELLSCHAFT
                                ----------------
                                           , 2001


                                                    TABLE OF CONTENTS


                                                        Page                                                      Page
                                                        ----                                                      ----
General Information................................     iii      Security Ownership of Certain Beneficial
                                                                    Owners and Managers.......................    58
Summary............................................     1        Selling Shareholders.........................    60
Risk Factors.......................................     8        Description of Capital Stock.................    61
Use of Proceeds....................................     15       United States Federal Income
Capitalization.....................................     15             Tax Consequences.......................    63
Price Range of Common Stock........................     16       German Tax Consequences......................    66
Dividend Policy....................................     16       Underwriting.................................    68
Private Media Group, Inc. .........................     17       The Offering.................................    73
Selected Consolidated Financial Information                      Experts......................................    74
and Operating Data.................................     19       Legal Matters................................    74
Management's Discussion and Analysis                             Information Available to You.................    74
of Financial Condition and Results                               Index to Financial Statements................   F-1
of Operations......................................     21
Business...........................................     29
Management.........................................     51



                               GENERAL INFORMATION

Responsibility for the Contents of the Prospectus

         Private Media Group and the underwriters assume responsibility for the contents of this prospectus in accordance with Article 13 of the German Securities Sales Prospectus Act (Wertpapier - Verkaufsprospektgesetz) and Articles 77 and 45 of the German Stock Exchange Act (Boersengesetz). Private Media Group and the underwriters hereby declare that, to the best of their knowledge, the information contained in this prospectus is correct and no material facts have been omitted.

         This prospectus is being published as a preliminary offering circular in accordance with Article 10 of the German Securities Sales Prospectus Act and the rules and regulations of the U.S. Securities Act of 1933, as amended, respectively, and may be supplemented. Such supplements and the offering terms that are missing will be published in accordance with the provisions of the German Securities Sales Prospectus Act and the rules and regulations of the U.S. Securities Act of 1933, as amended, respectively.

Subject Matter of the Prospectus

         The subject matter of this prospectus in its function as a preliminary offering circular (Unvollstaendiger Verkaufsprospekt) is an offering of up to 7,400,000 shares of common stock of Private Media Group with a par value of $
0.001 per share as follows:

         o      5,800,000 shares of common stock issued by Private Media
                Group,

         o 700,000 shares of common stock from the selling shareholders named in this prospectus, and

         o up to 900,000 additional shares of common stock from the selling shareholders named in this prospectus to cover the over-allotment option granted to Commerzbank.

         Each share will have full rights to dividends, if any are declared, from the date of its issuance for the fiscal year ending December 31, 2001, as well as for all subsequent fiscal years.

         The subject matter of this prospectus in its function as a company report (Unternehmensbericht) are 33,974,746 shares of common stock with a par value of $ 0.001 which will be all of the common stock of Private Media Group issued and outstanding upon completion of this offering.

Forward-looking Statements

         This prospectus includes forward-looking statements. Statements other than statements of historical fact included in this prospectus, including the statements under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus regarding future events or prospects, are forward-looking statements. The words "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend," "should" or variations of these words, as well as other statements regarding matters that are not historical fact, constitute forward-looking statements. We have based these forward-looking statements on our current view with respect to future events and financial performance. These views involve a number of risks and uncertainties which could cause actual results to differ materially from those we predict in our forward-looking statements and from our past performance. Although we believe that the estimates and projections reflected in our forward-looking statements are reasonable, they may prove incorrect, and our actual results may differ, as a result of the following uncertainties and assumptions:

         o our business development, operating development and financial condition;

         o our expectations of growth in demand for our products and services;

         o        our expansion and acquisition plans;

         o the impact of expansion on our revenue potential, cost basis and margins;

         o the effects of regulatory developments and legal proceedings on our business;

         o        the impact of exchange rate fluctuations; and

         o        our ability to obtain additional financing.

         We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except to the extent required by law. You should interpret all subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf as being expressly qualified by the cautionary statements in this prospectus. As a result, you should not place undue reliance on these forward-looking statements.

Presentation of Financial Information

         We have prepared the financial statements contained in this prospectus in accordance with accounting principles generally accepted in the United States of America, or US GAAP. You should read the financial statements and the notes to the financial statements included elsewhere in this prospectus together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Currency

         For the purposes of this prospectus, (1) "U.S. dollars" or "$" means the lawful currency of the United States of America, (2) "SEK" or "Swedish Kronor" means the currency of the Kingdom of Sweden and (3) "(euro)" or "euro" means the single currency introduced at the start of the third stage of European Economic and Monetary Union on January 1, 1999 under the Treaty of Rome establishing the European Economic Community, as amended by the Treaty on the European Union, signed at Maastricht on February 7, 1992.

Intellectual Property

         Private, Private Media, our Private logo, Pirate, Triple-X, Triple-X Files, Private Black Label, Private XXX, Gaia, Private Sex, Private Life, Private Style, www.privatespeed.com, Private Gold, Private Blue, www.private.com, www.prvt.com, www.privatecinema.com, www.privatelive.com, www.privategold.com, www.privatechannels.com, www.sexclub.sex.se, www.privateusa.com, www.private.com.ar, www.private.com.au, www.maxs.se, www.sex.se, www.clubx.com.au, and www.privategold.com are some of our trademarks and trade names. Other marks used in this prospectus are the property of their owners, which includes us in some instances. Information on these websites is not a part of this prospectus.

Definitions

         In this prospectus, any reference to "we," "us" or "Private Media Group" refers to Private Media Group, Inc. and its consolidated subsidiaries, and not to any of the underwriters. Milcap Media Group refers to Milcap Media Group SL (Spain) and Milcap Media Limited refers to Milcap Media Limited (Cyprus).

                                     SUMMARY

         This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed in the "Risk Factors" section beginning on page 8.

                               Private Media Group

Overview

         We are a leading international provider of high quality adult media content for a wide range of media platforms. We acquire still photography and motion pictures tailored to our specifications from independent directors and process these images into products suitable for popular media formats such as print publications, digital versatile disks, or DVDs, videotapes and electronic media content for Internet distribution. We distribute our adult media content directly, and through a network of local affiliates and independent distributors, through multiple channels, including (1) newsstands and adult bookstores, (2) mail order catalogues, (3) cable, satellite and hotel television programming and (4) over the Internet via proprietary websites and evolving broadband delivery services. In addition to media content, we market and distribute branded leisure and novelty products oriented to the adult entertainment lifestyle and generate additional sales through the licensing of our Private trademark to third parties. In the first six months of 2001, we had net sales of SEK 180.2 million and net income of SEK 52.4 million.

         Our business was founded in 1965 and achieved initial success through our flagship publication, Private, the first full color, hardcore sex publication in the world. Today, we produce four X-rated periodical magazines:
Private, Pirate, Triple X and Private Sex, as well as several special feature publications each year. As of June 30, 2001, we had compiled a digital archive of more than two million photographs and all of our print publications, currently 324 issues. We expect to add two additional issues and hundreds of photographs each month. Approximately 300,000 copies of our print publications are distributed each month at an average retail price of approximately
(euro)11.50. We distribute our publications through a network of approximately 250,000 points of sale in more than 35 countries, with strong market positions in Europe, Latin America, Australia and Canada. We believe that our distribution network has the potential to reach nearly 500,000 points of sale in our existing markets.

         Since 1992, we have also acquired, processed and distributed adult motion picture entertainment. We acquire motion pictures that meet our exacting standards for entertainment content and production value from independent directors, either under exclusive contracts or on a freelance basis. We then edit and process these motion pictures to ensure consistent image quality and prepare and customize them for distribution in several formats, including DVDs, videocassettes, broadcasting, which includes cable, satellite and hotel television programming, and the Internet. Our proprietary motion pictures and those produced by joint ventures in which we participate have received 61 industry awards since 1994, evidencing our success in setting high quality standards for our industry. As of June 30, 2001, our film library contained more than 400 titles, and we expect to add approximately 50 additional titles by the end of 2001.

         Since 1997, we have expanded our presence in emerging electronic markets for adult media content, such as the Internet, DVDs and broadcasting. We believe that these markets comprise the fastest growing segment of the adult entertainment industry. We launched our first Internet website, www.private.com, in 1997. In 1999, we launched two additional websites, www.privatecinema.com and www.privatelive.com. We also generate incremental sales by licensing our trademarks and proprietary adult media content for use on the websites of other companies.

         We license our content to cable and satellite television operators as well as to hotels. We have also launched two television channels, Private Gold and Private Blue, that broadcast our content. Consumers pay for these products either on a pay-per-view basis or by subscription.

         In May 2001, we launched our www.privatespeed.com website to deliver our proprietary motion pictures to our customers using broadband connections over the Internet. This website utilizes advanced networking technology to furnish our customers with instant access to our motion picture archive by buying blocks of viewing time. We are also preparing to distribute our adult media content through fixed and third generation mobile telecommunications technologies. While broadband and other high-speed Internet and telephonic connections remain in their infancy today, we believe that these technologies represent a substantial growth opportunity for us in the future.

         We operate in a highly regulated industry. This requires us to be socially aware and sensitive to government strictures, including laws and regulations designed to protect minors and to prohibit the distribution of obscene material. We take great care to comply with all applicable governmental laws and regulations in each jurisdiction where we conduct business. Moreover, we do not knowingly engage the services of any business or individual that does not adhere to the same standards. Since 1965, we have never been held to have violated any laws or regulations regarding obscenity or the protection of minors.

         Market Opportunity

         Demand for adult entertainment products has grown substantially in recent years. In 1999, the total worldwide adult entertainment market was estimated to be $56 billion. We believe that our target market, including print publications, videocassettes, DVDs, broadcasting and the Internet, comprises approximately $40 billion of that figure. We believe that two principal factors are driving growth in our industry: the relaxation of social and legal restrictions on distribution of adult entertainment products and new technologies that facilitate the distribution of high quality adult media content to consumers in the privacy of their own homes. As a result of liberalized regulation of adult entertainment products, we now distribute our products in physical form in 35 countries worldwide with an aggregate current population of 1.1 billion, as compared to six European countries with a population of 144 million when the current management took control in 1991. We expect this liberalizing trend to continue, which should expand our potential markets further in the future.

         The proliferation of easy to use electronic equipment, such as video cassette recorders, or VCRs, and DVD players, which allow consumers to view high quality video products in the privacy of their home, has boosted demand for adult media content compatible with these formats. The installed base of DVD players in Western Europe and the United States is expected to increase almost 200% by 2002 compared to 2000. Also, the evolution of the Internet as a channel of commerce and content distribution has stimulated additional demand for adult media content. Advances in satellite, cable and hotel communications systems furnish another relatively new channel for the delivery of media content, including adult entertainment, into private homes, hotels and businesses.

         We expect these regulatory and technological developments to fuel increasing demand worldwide for adult media content of all kinds, including demand for products in our principal market niche: explicit, unrated adult media content. In addition, we believe that market demand for content to fill new media outlets will lead mainstream media content providers to seek still more adult media content in the future. We expect that the high quality standards of the mainstream media, technological demands of multiple delivery formats and global marketing and distribution costs will increase capital requirements for providers of adult media content. The adult entertainment industry is currently characterized by a large number of relatively small producers and distributors. We believe that the factors discussed above will cause smaller, thinly capitalized producers to seek partners or exit the adult entertainment business, leading to a consolidation of the adult entertainment industry.

         Our Competitive Strengths

         We believe the following strengths, among others, will enable us to exploit the growing global market for adult entertainment:

Extensive library of high quality adult media content

         We have an extensive library of high quality adult media content. We hold exclusive worldwide rights to this entire content archive. We believe that this electronic archive constitutes one of the largest libraries of high quality adult media content in the world.

Recognized brand name

         We believe that our target customers associate the Private brand name with high quality adult entertainment products and services. This name recognition attracts leading producers of adult media content, as well as distributors and prospective joint venture partners interested in working with Private Media Group. We believe that these activities engender a loyal customer base which, in turn, enables us to grow even with relatively modest external advertising and marketing costs.

Established market position and distribution network

         We have a well-established worldwide distribution network for our print and motion picture products and services which has been built up over the past 35 years, including some 250,000 points of sale in over 35 countries as of June 30, 2001. This broad distribution network provides an effective channel to introduce new products and services and new formats for existing products and services. We believe that our broad, multi-format distribution network affords our customers convenient access to high quality adult media content in the format of their choice.

Flexible operating structure and access to substantial capital

         We acquire adult media content from third-party directors on a project basis. This approach gives us substantial flexibility in terms of production volume and delivery time, significantly reduces our fixed production overhead and largely eliminates the risk to us of cost overruns in production. As a public company with access to the capital markets and, in recent years, significant operating cash flow, we believe that we will have sufficient financial resources to increase our production and grow through acquisitions without sacrificing our high quality standards.

Experienced professional management

         Our management team has extensive experience in the production and distribution of adult media content and in general business administration. Berth Milton, our Chief Executive Officer, has extensive knowledge of our industry and has successfully founded and developed other profitable businesses. Other members of our management team have broad expertise in content production, sales and marketing, technology and finance.

         Our Strategy

         Our vision is to be the world's preferred content provider of adult entertainment to consumers anywhere, at any time, and across all distribution platforms and devices. We have developed the strategies described below to increase sales and operating margins while maintaining the quality of our products and services and the integrity of our brand name.

         o Develop strategic alliances and joint ventures with businesses outside of the adult entertainment industry to broaden our distribution channels.

         o To be at the forefront of the adult entertainment industry in adapting new technology and distribution channels, such as broadband distribution of our motion pictures.

         o        Increase market share through strategic acquisitions.

         o To complete the digitalization of our entire movie and photograph library in order to prepare our library for distribution in new electronic media.

         o        Continue to increase and strengthen brand awareness.

         Private Media Group was incorporated in 1980 in the State of Utah under the name Glacier Investment Company, Inc. for the purpose of acquiring or merging with an established company, and we subsequently changed our domicile to the State of Nevada in 1991. In 1998, we acquired the adult entertainment businesses conducted by Milcap Media Limited since 1965 and by Cine Craft Limited. We changed our name to Private Media Group, Inc. in November 1997 in connection with that acquisition. Our principal executive office is located at 22-26 Carretera e Rubi, 08190 Sant Cugat del Valles, Barcelona, Spain, and our telephone number is 34-93-590-7070. Our corporate website is located at www.prvt.com. Information on the website is not a part of this prospectus.

                                  Risk Factors

         Investing in our common stock involves substantial risks. See the "Risk Factors" section of this prospectus for a description of risks you should carefully consider before investing in our common stock.

                                  The Offering

The global offering(1)................  6,500,000 shares of which 5,800,000 shares are offered by us and 700,000
                                        shares are offered by the selling
                                        shareholders. The global offering
                                        consists of the U.S. offering and the
                                        international offering.

The international offering............  We and the selling shareholders are offering 5,525,000 shares to retail and
                                        institutional investors in Germany and
                                        to institutional investors in other
                                        countries.

The U.S. offering.....................  We and the selling shareholders are offering 975,000 shares in a public
                                        offering in the United States.

Over-allotment option.................  The selling shareholders have granted
                                        Commerzbank the option to purchase up to 900,000 additional shares to cover over-allotments, if any.

Common stock to be outstanding
  after this offering(2)..............  33,974,746 shares.

Offering period.......................

Date of allocation of stock...........

Form, delivery and payment............  The shares will be represented by one or more global certificates to be deposited with DTC. Payment for the shares sold in the offering will be due on or about ____, 2001. Delivery of the shares is expected to be made on the same date through the book-entry facilities of the DTC and its participants, Clearstream and Euroclear.

Price per share of common stock.......

Use of proceeds.......................  For expansion of international operations, an expansion of product
                                        portfolio, working capital and general
                                        corporate purposes.

Designated sponsors in the
  Frankfurt Stock Exchange............  Commerzbank and _______.

Transfer agent and registrar..........  InterWest Transfer Company, Inc.

Paying agent..........................  Commerzbank AG.

Lock-up agreements....................  We have entered into lock-up agreements with the Deutsche Boerse AG and with the underwriters. Some of our shareholders have entered into lock-up agreements with us and the underwriters.


--------------------

(1) All of the shares offered by Private Media Group will be provided through a new issuance of common stock.

(2) We expect 33,974,746 shares to be outstanding after this offering, based on 28,174,746 shares outstanding as of August 17, 2001 and excluding:

          o 21,000,000 shares of common stock issuable upon the conversion of 7,000,000 shares of our outstanding $4.00 Series A Convertible Preferred Stock;
          o 101,918 shares of common stock representing accrued but unissued stock dividends;
          o 1,647,850 shares of common stock subject to outstanding options at a weighted average exercise price of approximately $5.20 per share;
          o 105,000 shares of common stock issuable upon exercise of outstanding warrants at an average exercise price of approximately $5.24 per share; and
          o 208,464 shares of common stock issuable upon exercise of outstanding warrants at an average exercise price of $9.63 per share.

       Summary Consolidated Financial Information and Other Operating Data

         In the table below, we provide you with summary historical consolidated financial and other operating data of Private Media Group. We have prepared the summary historical consolidated financial data from our consolidated financial statements for the three years ended December 31, 2000 and the six-month periods ended June 30, 2001 and 2000. The financial statements for the three fiscal years ended December 31, 2000 have been audited by Ernst & Young AB, independent auditors. The interim consolidated financial statements for the six-month periods ended June 30, 2001 and 2000 have not been audited. Our interim consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our consolidated financial position and results of operations for these periods.

         The consolidated balance sheet data included below is presented on an actual basis as of June 30, 2001 and as adjusted to give effect to the sale of 5,800,000 shares of common stock we are offering, at an assumed public offering price of (euro)9.00 ($8.30 based on a convenience translation of 1.084 euros per U.S. dollar) per share, after deducting the estimated underwriting discounts and estimated offering expenses.

         This summary historical financial data and other operating data should be read along with our historical consolidated financial statements and related notes, "Selected Consolidated Financial Information and Operating Data," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in or appearing elsewhere in this prospectus.

                                        Six Months Ended June 30,                      Year Ended December 31,
                                     ----------------------------------   -----------------------------------------------
                                                               2000(1)                            1999(1)(2)   1998(1)(2)
                                       2001        2001      (Restated)     2000       2000(1)    (Restated)   (Restated)
                                     -------     -------     ----------   -------     --------    ----------   ----------
                                      Euros              SEK               Euros                     SEK
                                                    (in thousands, except operating and per share data)
Statement of Income Data:
Net Sales........................     19,631      180,217      116,829     28,114      258,084      175,426      166,317
Cost of Sales....................      6,859       62,963       51,992     10,759       98,770       84,624       72,851
Operating Income.................      5,520       50,681       22,474      6,802       62,436       25,141       39,729
Net income.......................      5,713       52,450       21,168      5,775       53,009       19,567       35,064
Income applicable to common
   Shareholders..................      4,904       45,016       15,049      4,375       40,162        7,292       29,422
Weighted average of shares
   outstanding...................              28,023,684   27,006,125              27,002,220   25,269,792   23,372,505
Basic income per share...........       0.18         1.61         0.56       0.16         1.49         0.29         1.26
Fully diluted income per share...       0.12         1.06         0.43       0.12         1.09         0.29         0.76



Operating Data:
Magazines (issues)...............                      13                                   26           26           24
Videos (titles)..................                      41                                   86           76           68
DVDs (titles)....................                      60                                   82           19            0

Web pages available..............                 500,000                              320,000      155,000       60,000
Internet subscriptions...........                  37,000                               58,000       14,000            0
Broadcasting (potential
viewers)(3)......................              28,000,000                            5,500,000            0            0
Broadband (minutes sold).........                 160,000                                    0            0            0


                                                                                  As of December 31,
                                                     As of                                           1999
                                                 June 30, 2001                     2000          (Restated)
                                     ------------------------------------  --------------------  ----------
                                                                    As
                                           Actual                Adjusted                Actual
                                     -----------------------  -----------  --------------------------------
                                        Euro          SEK          SEK       Euro          SEK        SEK
                                                                  (in thousdands)
Balance Sheet Data:
Cash and cash equivalents              2,398       22,017      455,772      1,567       14,381      7,370
Working capital                       20,158      185,053      618,808     15,306      140,510     98,794
Total assets                          52,152      478,753      912,508     42,273      388,063    256,654
Total debt                             1,160       10,646       10,646        583        5,356      6,555
Net shareholders' equity              40,075      367,886      801,641     32,944      302,423    211,014



(1) We have revised our previously reported basic earnings per share presentation for the six month period ended June 30, 2000 and for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively, to properly reflect the issuance of shares of our common stock as dividends earned on our outstanding convertible preferred stock. This reduced our previously reported basic earnings per share by SEK 0.22 per share in the six month period ended June 30, 2000 and SEK 0.47 per share, SEK 0.48 per share and SEK 0.24 per share, for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively. The restatement had the effect of reducing previously reported diluted earnings per share by SEK 0.08 per share for the six month period ended June 30, 2000 and had no effect on our previously reported diluted earnings per share for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively, except for the twelve month period ended December 31, 1999, for which there was a reduction of SEK 0.12 per share.

(2) In connection with the preparation of our 2000 financial statements, we determined that the previously issued 1996, 1998 and 1999 financial statements required restatement for the following items:

          o to give effect to inter-company contractual arrangements which affect the character and amount of taxable income reported in some countries. We have increased the previously reported provision for income taxes and income taxes payable to provide for estimated taxes due under these arrangements, along with related penalties and interest which may become due as a result of these changes;

          o to consolidate the accounts and results of operations of the companies, Private Circle, and Viladalt S.L., the activities of which we may be deemed to control. In April 2001, we entered into an agreement to sell our interest in Private Circle;

          o to recognize additional compensation expense in 1999 for stock options granted to a part-time officer who is also a consultant; and

          o to give effect to additional income tax expense in 1996 related to an error in calculating deductible allowances recorded by our Spanish subsidiary in its 1996 income tax return. The Spanish taxing authorities disallowed these allowances in an examination during 2000.

(3)    Information provided by joint venture partners.

         Solely for the convenience of the reader, we have translated this financial data into euros at the rate of SEK 9.18 per euro, the exchange rate of the Swedish Riksbank on June 30, 2001. You should not construe these translations as a representation that the amounts shown could have been, or could be, converted into euros at that or any other rate.

         Unless we indicate otherwise, all information in this prospectus (1) assumes the underwriters' option to purchase additional shares in the offering will not be exercised and (2) reflects a three-for-one stock dividend distributed to holders of record of shares of our common stock on May 30, 2000, and a one-for-five reverse stock split in December 1997.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We may have difficulty managing our growth.

         We are experiencing significant growth. This growth exposes us to increased competition, greater operating, marketing and support costs and other risks associated with entry into new markets and the development of new products and services and will place a strain on our operational, human and financial resources. To effectively manage growth, we must:

          o attract and retain qualified personnel including, in particular, accounting personnel;

          o upgrade and expand our infrastructure so that it matches our level of activity;

          o         manage expansion into additional geographic areas; and

          o improve and refine our operating and financial systems and managerial controls and procedures.

         If we do not effectively manage our growth, we will not be successful in executing our business plan, which could materially adversely affect our business, results of operations and financial condition.

Our business involves the provision of sexually explicit content which can create negative publicity, lawsuits and boycotts.

          We are engaged in the business of providing adult-oriented, sexually explicit products worldwide. Many people regard our primary business as unwholesome. Various national and local governments, along with religious and children's advocacy groups, consistently propose and enact legislation to restrict the provision of, access to, and content of such entertainment. These groups also often file lawsuits against providers of adult entertainment, encourage boycotts against such providers and mount negative publicity campaigns. In this regard, our magazines, and some of our distribution outlets and advertisers, have from time to time been the target of groups who seek to limit the availability of our products because of their content. We expect to continue to be subject to these activities.

         The adult-oriented content of our websites may also subject us to obscenity or other legal claims by third parties. We may also be subject to claims based upon the content that is available on our websites through links to other sites and in jurisdictions that we have not previously distributed content in. Implementing measures to reduce our exposure to this liability may require us to take steps that would substantially limit the attractiveness of our websites and/or their availability in various geographic areas, which could negatively impact their ability to generate revenue.

         In addition, some investors, investment banks, market makers, lenders and others in the investment community may refuse to participate in the market for our common stock, financings or other activities due to the nature of our primary business. These refusals may negatively impact the value of our common stock and our opportunities to attract market support.

We face online security risks in connection with our Internet business.

         Online security breaches could materially adversely affect our business. Any well-publicized compromise of security could deter use of the Internet in general or use of the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials in particular. In offering online payment services, we will increasingly rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as consumer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our consumers' transaction data. In addition, experienced programmers may attempt to steal proprietary information or cause interruptions in our services. To prevent such developments we may need to expend significant capital and other resources to protect against these problems.

Continued imposition of tighter processing restrictions by credit card associations and acquiring banks would make it more difficult to generate revenues from our websites.

         Our ability to accept credit cards as a form of payment for our online products and services is critical to us. There are ongoing efforts by credit card associations to restrict the processing of credit cards for online adult-related content. To protect against such restrictions, we must invest heavily in new technologies to protect against fraud. Unlike a merchant handling a sales transaction in a non-Internet environment, e-commerce merchants are fully responsible for all fraud perpetrated against them.

         Our ability to accept credit cards as a form of payment for our online products and services could be restricted or denied for many reasons, including:

         o Visa Tier 1 capital ratio requirements for financial institutions have significantly reduced the total dollar sales volume of Visa credit card activity that any bank can process in any given month;

         o        if we experience excessive chargebacks and/or credits;

         o        if we experience excessive fraud ratios;

         o if there is a breach of our security resulting in a theft of credit card data;

         o if there is a change in policy of the acquiring banks and/or credit card associations with respect to the processing of credit card charges for adult-related content;

         o tightening of credit card association chargeback regulations in international commerce;

         o banks might choose not to accept accounts with adult-related content, in a similar manner to one bank in Spain which we previously used.

         Recently, American Express has instituted a policy of not processing credit card charges for online, adult-related content. If other credit card processing companies were to implement a similar policy, this could have a material adverse effect on our business, results of operations and financial condition.

We outsource our production and distribution

         We acquire still photography and motion pictures from independent directors and we rely on third-party distributors to deliver our products to end-users through multiple distribution channels, including newsstands, the Internet and broadcasting. Our relationship with such directors and distributors is contractually based. We cannot guarantee that our contracts with directors will be fulfilled or that we will enter into new ones, in which case we may not have adequate content for our magazines and movies. Also, we cannot guarantee that our contracts with distributors will be renewed, in which case we may not be able to sell new products through some or all channels or into some countries. Failure to secure new production contracts, to secure the fulfillment of current contracts or to maintain our current distribution contracts could have a material adverse effect on our business, results of operations and financial condition.

We are dependent upon key employees.

         Our future success depends, to a significant degree, on the continued services of our executive officers and other key personnel, including Berth Milton, Marten Kull, Javier Sanchez and Johan Gillborg. We intend to acquire key-man life insurance on the lives of Messrs. Milton and Kull naming us as the beneficiary. We have not yet procured such insurance and there is no guarantee that we will be able to obtain such insurance in the future.

         Mr. Milton is the founder of our principal operating division, Milcap Media Group, and has taken part in the management and marketing operations since the acquisition of the trademark Private from his father in 1990. We cannot guarantee that we will be successful in retaining his services in the future.

         We do not presently have employment agreements with any of our executive officers or key personnel described above. The loss of the services of any of them or an inability to continue to attract, motivate and retain highly qualified and talented personnel, including software development technical personnel, could have a material adverse effect on our business and operating results.

Our business is highly competitive.

         We compete in all aspects of our business, including price, promptness of service and product quality. We compete with a number of other businesses, offering various adult-oriented leisure-time activities, including Playboy Enterprises, Inc., Vivid Entertainment, General Media International, Inc. (Penthouse), Video Company Of America and Beate Uhse AG. Some of our competitors have significantly greater market presence, name recognition and financial and technical resources than we do. In addition, these companies may develop products or services that are more effective than our products or services and/or they may be more successful than us in marketing their products or services. We believe that the adult entertainment market will continue to shift towards the use of explicit sexual content, our principal market, resulting in increased competition in this area of our business. In our Internet business, we compete with other adult media content websites as to the content of their programming and the subscription fees that are offered to members. In addition, if free adult media content on the Internet becomes more widely available, this may negatively impact our ability to attract fee-paying members. To the extent that current and potential competitors compete on the basis of price, this could result in lower margins for our products.

We are subject to rapidly changing technology.

         We are engaged in businesses that have undergone rapid technological change over the past few years. Therefore, we face risks inherent in businesses that are subject to rapid technological advancement and changes in consumer demands. This includes the possibility that a technology that we have invested in may become obsolete, requiring us to invest in new technology. For example, we recently discontinued production of our CD-Rom line of products in favor of DVDs and videos.

         Our future success will depend, in part, on our ability to adapt to rapidly changing technologies, to enhance existing services and to develop and introduce a variety of new services to address changing demands of our consumers.

New technological discoveries may render our equipment uneconomical or obsolete.

         As technologies change, the equipment used in our markets may become obsolete. As a result, we subcontract and intend to continue to subcontract capital intensive or technically complex businesses such as editing, video and videocassette duplication, DVD replication and other similar businesses. However, we may not have access to these subcontractors when their services are required, and their services may not be available on favorable terms.

We depend upon the future growth of the Internet and the continued viability of the infrastructure supporting it.

         The growth of our Internet operations relies on rapid technological changes in Internet-driven markets and increased use of the Internet by consumers. These technological changes may not continue and the telecommunications infrastructure supporting the Internet may not be sufficiently developed to support the adoption of new technologies.

         Our future success also depends, in part, upon the continued growth of the Internet. This growth is a recent phenomenon and the current rate of growth may not be sustained in future periods. There is some evidence that the rate of growth of Internet usage has decreased in the last year. Factors that could negatively influence the growth of the Internet in the future include:

         o the availability of an Internet infrastructure sufficient to support its growth;

         o delays in the development or adoption of new standards and protocols required to handle increased Internet activity;

         o        increased governmental regulation of the Internet; and

         o        piracy, particularly in new jurisdictions.

         Portions of the Internet have experienced outages due to damage to portions of the Internet's infrastructure. If outages or delays frequently occur in the future, Internet usage (including usage of our websites) could grow more slowly, stagnate or decline. Any actual or perceived failure of the Internet could undermine the benefits of our products and services. In particular, delays and outages could result in slower response times and adversely affect usage of our websites.

Increased government regulation in the United States or abroad could limit our ability to deliver content and expand our business.

         New laws or regulations relating to the Internet, or more aggressive application of existing laws, could decrease the growth of our websites, prevent us from making our content available in various jurisdictions or otherwise have a material adverse effect on our business, financial condition and operating results. These new laws or regulations could relate to liability for information retrieved from or transmitted over the Internet, taxation, user privacy and other matters relating to our products and services. For example, the U.S. government has recently enacted laws regarding website privacy, copyrights and taxation. Moreover, the application to the Internet of other existing laws governing issues such as intellectual property ownership and infringement, pornography, obscenity, libel, employment and personal privacy is uncertain and developing.

         Cable system operators could also become subject to new governmental regulations that could further restrict their ability to broadcast our programming. If new regulations make it more difficult for cable operators to broadcast our programming, our operating performance would be adversely affected. For a more complete discussion of current and pending government regulation affecting our business, see "Business-Government Regulation."

Our Internet gaming activities are subject to a developing body of regulations.

         We recently entered into a licensing and profit sharing agreement with an online gaming business which offers sports betting as well as casino-style gambling. In return for licensing revenue we permit this business to use our trade names and media content. Although our agreement with this third party places responsibility for compliance with Internet gaming regulations on the third party, we may nonetheless be deemed to be a full partner in the joint venture and thus we may become subject to the gaming regulations of each jurisdiction in which this third party conducts business. In many instances, the application of these regulations is still evolving and is, therefore, subject to a great deal of uncertainty. However, it is our understanding that online gaming is prohibited in most U.S. states and possibly by federal law and the laws of other countries. Therefore, we face the risk of prosecutions under U.S. state and federal laws, either directly or on the basis of aiding and abetting online gambling. Furthermore, a number of other jurisdictions have recently enacted regulations designed to prohibit or curtail access to Internet gambling in their jurisdictions. Any such prosecutions in the United States and the regulations of other jurisdictions could have a material adverse effect on our business, results of operations and financial condition.

         In addition, any country in which citizens have access to the Internet could claim that we are required to qualify to do business as a foreign corporation in that country because of the availability of our online gaming facilities in that country.

We are currently in a significant legal dispute with the Swedish tax authority.

         On June 7, 1999, the Swedish tax authority instituted a proceeding against one of our subsidiaries, Milcap Media Limited, in the Administrative Court in Stockholm. The Swedish tax authority then obtained an order to seize assets of up to SEK 17.7 million of Milcap Media Limited in connection with the proceeding.

         On December 20, 1999, the Swedish tax authority rendered an official decision assessing income to Milcap Media Limited for a total amount of SEK
150.0 million. We are appealing this assessment. If upheld, the effective tax on this income assessment would be SEK 42.0 million plus fines of SEK 16.8 million. Interest would also be payable on these amounts.

         We cannot predict the final outcome of the appeal, nor when final decision will be rendered. In addition, we have requested postponement of the payment of taxes and fines pending the outcome of the appeal, but as yet the Swedish tax authority has delivered no decision as to postponement.

We face risks relating to our proprietary intellectual property rights.

         We rely on a combination of copyright and trademark laws, trade secrets, software security measures, license agreements and non-disclosure agreements to protect our proprietary products. Despite these precautions, it may be possible for unauthorized third parties to copy parts of, or otherwise obtain and use, our products without authorization, or to substantially use our concepts and market them, trading on our established customer base. Products sold over the Internet are particularly vulnerable to piracy, particularly in some developing countries. In addition, we cannot be certain that others will not develop substantially equivalent or superseding products, thereby reducing the value of our proprietary rights. Confidentiality agreements with our employees or license agreements with our customers may not provide meaningful protection for our proprietary information in the event of any unauthorized use or disclosure of that proprietary information.

         We do not believe that our products infringe the proprietary rights of third parties, and we are not currently engaged in any intellectual property litigation or proceedings. Nonetheless, in the future we could become the subject of infringement claims or legal proceedings by third parties with respect to current or future products. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. We cannot be sure that any lawsuits or other actions brought by us will be successful or that we will not be found to infringe the intellectual property rights of third parties. In addition, to the extent we may desire, or are required, to obtain licenses to patents or proprietary rights of others, there can be no guarantee that any such licenses will be made available on terms acceptable to us, if at all.

Our future capital requirements and need for additional financings are uncertain.

         We believe that our available capital resources will be adequate to fund our working capital requirements based upon our present and anticipated level of operations for the 12-month period following the date of this prospectus. However, unanticipated future events may cause us to seek additional working capital sooner. In addition, we intend to expand our business activities in the next 12 months, which may require additional sources of funding. A shortage of capital would affect our ability to fund our working capital requirements. If we require additional capital, funds may not be available on acceptable terms, or at all. In addition, if we raise additional capital through the sale of equity or debt securities, the issuance of these securities could dilute existing shareholders. If funds are not available, this could materially adversely affect our financial condition and results of operations.

Enforcement of civil liabilities against Private Media Group and its management may be difficult.

         Private Media Group is a corporation organized under the laws of the State of Nevada. Our agent for service of process in the United States is Gateway Enterprises, Inc., whose address is 3230 Flamingo Road, Suite 156, Las Vegas, Nevada 89121. Presently, most of our directors and officers reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon them or to enforce, in courts outside the United States, judgments against these persons obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws. In addition, since substantially all of our assets are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.

There are risks associated with our foreign operations.

         Substantially all of our operations are conducted outside the United States. In addition, our growth strategy contemplates increased services to foreign customers and to domestic customers distributing programming to international markets. As a consequence of the global nature of our business, we will be exposed to market risks from changes in interest rates and foreign currency exchange rates that may adversely affect our results of operations and financial condition. By virtue of our significant operations outside the United States, we will be subject to the risks normally associated with cross-border business transactions and activities, including those relating to delayed payments from customers in some countries or difficulties in the collection of receivables generally.

         In addition, we will be exposed to the risk of changes in social, political and economic conditions in the countries where we engage in business. Political and economic instability in these countries could adversely affect our business activities and operations. Unexpected changes in local regulatory requirements, tariffs and other trade barriers and price or exchange controls could limit operations and make the repatriation of profits difficult. In addition, the uncertainty of differing legal environments could limit our ability to effectively enforce our rights in some markets.

We are subject to risks relating to performers.

         Our film, video and photo productions are subject to U.S. and foreign regulations which govern the terms and conditions under which sexually explicit media productions may occur. We have adopted practices and procedures intended to ensure compliance with these regulations. Although these measures are intended to protect us from liability under applicable U.S. and foreign laws governing sexually explicit media productions, we cannot guarantee that we will not be subject to successful legal attacks in the future.

Future acquisitions could create significant risks for us.

         We may acquire complementary or ancillary businesses in the future. We may not be able to integrate acquired businesses into our operations or operate any such businesses on a profitable basis. Acquisitions may not result in profitable operations. In addition, acquisition opportunities may not become available, or may not be accomplished, on favorable terms. Because we may issue securities as full or partial payment for an acquisition, fluctuations in our common stock may have an adverse effect on our ability to make additional acquisitions.

Outstanding options, warrants and convertible preferred stock could have an adverse effect.

         As of August 17, 2001, we had a significant number of outstanding warrants and options, including 208,464 warrants for our common stock exercisable at $9.63 per share and options for our common stock under the 1999 Employee Stock Option Plan, which has 3,600,000 authorized option shares. The holders of these securities have, at nominal cost, the opportunity to profit from a rise in the market price of our common stock without presently assuming the risks of ownership. In addition, 7,000,000 shares of our convertible preferred stock are currently outstanding. Holders of our convertible preferred stock are entitled to convert each share of preferred stock into three shares of our common stock and to receive a quarterly dividend payable in our common stock. Any such exercise or conversion would dilute the interest of other equity security holders. As long as these securities remain outstanding, our ability to obtain additional capital may be adversely affected. The holders of these securities may exercise their conversion or exercise rights at a time when we would be able to obtain any needed capital through a new offering of our securities on terms more favorable to us than those provided by these existing warrants, options and preferred shares.

         Of the 28,174,746 shares of our common stock outstanding on August 17, 2001, more than 248,889 are currently "restricted securities," as that term is defined in Rule 144 as promulgated by the SEC under the Securities Act. In addition, the 21,000,000 common shares issuable upon conversion of the 7,000,000 outstanding preferred shares are currently held by an affiliate of ours, and therefore are currently restricted shares. As restricted shares, these shares may be resold pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemption from registration under the Securities Act.

         There is no limit on the amount of restricted securities that may be sold by a non-affiliate of ours after the restricted securities have been held by the owner for a period of two years. Sales of our common stock under Rule 144 or any other exemptions from the Securities Act, if available, or subsequent registrations of our common stock held by current shareholders, may have a depressive effect upon the price of our common stock.

         Members of our board of directors, our executive officers, some holders of our common stock and the holder of our Series A Convertible Preferred Stock, have agreed that they will not, directly or indirectly,

         o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contact to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock, whether now owned or later acquired by them or with respect to which they have or later acquire the power of disposition, or file any registration statement under the Securities Act with respect to any of the above,

         o or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership or our common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, for a period of six months following the first quotation of our shares on the Frankfurt Stock Exchange and during an additional period of six months after the expiration of the initial six month period. During the additional six month period, members of our board of directors, executive officers, some holders of our common stock and the holder of our Series A Convertible Preferred Stock may engage in the transactions described above providing they obtain the written consent of Commerzbank. During this period, members of our board of directors, executive officers, some holders of our common stock and the holder of our Series A Convertible Preferred Stock have also agreed to instruct the transfer agent for our common stock not to record any share transfers except for those permitted by Commerzbank.

There are risks relating to the issuance of additional shares of preferred stock, including deterring attempts by third parties to acquire us.

         Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock, of which 7,000,000 are currently issued and outstanding, and to determine their price, and other rights, preferences, privileges and restrictions without any further vote or action by our stockholders. The rights of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any preferred stock, including preferred stock that we may issue in the future. If preferred stock is issued, it may rank senior to our common stock in respect of the right to receive dividends and to participate in distributions or payments in the event of our liquidation, dissolution or winding up. The provisions in our articles of incorporation authorizing preferred stock could delay, defer or prevent a change of control and could adversely affect the voting and other rights of holders of our common stock, including the loss of voting control to others, which could make it more difficult for a third party to acquire control of us.

         We have agreed not to issue any shares of preferred stock for a period of six months following the first quotation of our shares on the Frankfurt Stock Exchange and during an additional period of six months after the expiration of the initial six month period.

We are controlled by existing management and shareholders.

         Following this offering, our officers and directors will beneficially own or control more than 40% of our issued and outstanding stock. These shareholders effectively exercise control over all matters requiring approval by our shareholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control, which could have a material adverse effect on our stock price.

                                 USE OF PROCEEDS

         We estimate that the net proceeds from this offering, after payment of commissions ((euro)3,132,000) and expenses ((euro)1,818,000) will be approximately (euro)52.2 million based on an assumed offer price of (euro)9.00. We will not receive any of the proceeds from the sale of shares by the selling shareholders. We expect to use the proceeds of this offering to expand our operations into other countries, to expand our product portfolio and for working capital and for general corporate purposes.

         The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including our future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds from this offering. A portion of the net proceeds may also be used for the acquisition of businesses that are complementary to ours, new technologies and hiring of additional management and administrative personnel. We have no current plans, agreements or commitments for acquisitions of any businesses, products or technologies. Pending these uses, we plan to invest the net proceeds of this offering in short-term investment grade interest-bearing obligations.

                                 CAPITALIZATION

         The following table shows our capitalization as of June 30, 2001, on an actual basis and as adjusted to reflect the sale of 5,800,000 shares of our common stock offered by us under this prospectus based on the estimated offering price of (euro) 9.00 ($8.30) based on a convenience translation of 1.084 euros per U.S. dollar) and after deducting estimated offering expenses and underwriting discounts and commissions. The outstanding share information in the table below excludes:

         o 21,000,000 shares of common stock issuable upon the conversion of 7,000,000 shares of our outstanding $4.00 Series A Convertible Preferred Stock;

         o 101,918 shares of common stock representing accrued but unissued stock dividends;

         o 1,647,850 shares of common stock subject to outstanding options at a weighted average exercise price of approximately $5.20 per share;

         o 105,000 shares of common stock issuable upon exercise of outstanding warrants at an average exercise price of approximately $5.24 per share; and

         o 208,464 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $9.63 per share.


                                                                                June 30, 2001
                                                                      -----------------------------------
                                                                                          As adjusted for
                                                                           Actual          the Offering
                                                                      --------------    -----------------
                                                                               (SEK in thousands)
Cash and cash equivalents...........................................       22,017               455,772
                                                                          =======               =======
Total debt(1).......................................................       10,646                10,646
                                                                          -------               -------
Shareholders' equity:
Common Stock, $0.001 par value, 100,000,000(2) shares authorized;
   28,138,598 shares issued and outstanding at June 30, 2001;
   33,974,746 shares issued and outstanding as adjusted.............        8,313                 8,376
   and outstanding as adjusted......................................
Preferred Stock, 10,000,000 shares authorized; 7,000,000
   shares of $4.00 Series A Convertible Preferred Stock issued
   and outstanding at June 30, 2001, and as adjusted................            0                     0
Additional paid-in capital..........................................      109,482               543,174
Stock dividends pending distribution................................        7,434                 7,434
Retained earnings...................................................      244,855               244,855
Other comprehensive income..........................................      (2,198)               (2,198)
                                                                          -------               -------
   Total shareholders' equity.......................................      367,886               801,641
                                                                          -------               -------
     Total capitalization...........................................      378,532               812,287
                                                                          =======               =======

------------------
(1)      Including current and long-term debt.

(2) We increased our authorized common stock share capital from 50,000,000 to 100,000,000 in August 2001.

                           PRICE RANGE OF COMMON STOCK

         Our common stock has traded on the Nasdaq National Market since February 1, 1999 under the symbol "PRVT". Previously, our common stock traded on the OTC Bulletin Board since March 29, 1996. The following table sets forth the range of representative high and low bid prices for our common stock for the periods indicated, as reported on the Nasdaq National Market since February 1, 1999, and before that as reported by the OTC Bulletin Board.

                                                                 High        Low
                                                                 ----        ---
        Fiscal 2001:
        Third Quarter (through September 10, 2001)..........    $8.80      $7.51
        Second Quarter......................................    $9.40      $4.54
        First Quarter.......................................    $8.88      $4.94

        Fiscal 2000:
        Fourth Quarter......................................   $10.93      $5.75
        Third Quarter.......................................   $10.13      $5.38
        Second Quarter......................................   $12.63      $8.19
        First Quarter.......................................   $13.00      $5.82

        Fiscal 1999:
        Fourth Quarter......................................    $6.50      $4.50
        Third Quarter.......................................    $6.93      $3.93
        Second Quarter......................................    $8.93      $4.13
        First Quarter (from February 1, 1999)...............    $4.83      $3.43


         On September 10, 2001, the last sale price reported on the Nasdaq National Market was $7.92 per share. As of April 16, 2001, there were approximately 600 holders of record of our common stock.



                                 DIVIDEND POLICY

         Shares of our common stock have full rights to dividends, if any are declared, with respect to 2001. We have never declared or paid cash dividends on our capital stock. We do not presently anticipate paying any cash dividends on our capital stock in the near future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

                            PRIVATE MEDIA GROUP, INC

History of Private Media Group, Inc.

         We were incorporated under the name Glacier Investment Company, Inc. in the State of Utah, on September 23, 1980. In 1991, we changed our domicile to the State of Nevada and in November 1997, we changed our corporate name to Private Media Group and declared a one-for-five reverse split of our common stock. The operational headquarters of Private Media Group are at Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain. The fiscal year of Private Media Group is the calendar year. Under our articles of incorporation the purpose of Private Media Group is to engage in any lawful business. The duration of Private Media Group is unlimited.

Development of Share Capital

         On December 19, 1997, we entered into acquisition agreements with Milcap Media Limited and Cine Craft Limited to acquire all of their outstanding capital stock in exchange for 22,500,000 shares of common stock, 7,000,000 shares of our $4.00 Series A Preferred Stock, and 2,625,000 common stock purchase warrants. We completed these acquisitions on June 12, 1998.

         On January 28, 2000, we acquired all of the outstanding shares of Extasy Video B.V. for total consideration of SEK 27.3 million. The consideration consisted of 208,464 shares of our common stock and warrants to purchase 208,464 of our common stock. The warrants are exercisable during the period January 28, 2001 to January 28, 2004 at an exercise price of $9.63.

         In May 2000, we authorized a three-for-one stock dividend, which was distributed to holders of record of our common stock on May 30, 2000.

         As of June 16, 2000, our shareholders and board of directors approved an increase in our authorized capital stock, consisting of an increase in the number of our authorized common shares from 50,000,000 to 100,000,000. This increase was effected in August 2001 upon the filing of a Certificate of Amendment of Private Media Group's articles of incorporation with the Nevada Secretary of State.

         As of January 1, 2001, we acquired Coldfair Holdings Ltd., a company incorporated and organized under the laws of the Republic of Cyprus, for a total consideration of SEK 13.4 million payable in 248,889 shares of our common stock. Coldfair Holdings, is a company engaged in the marketing and sale of adult entertainment products and services.

         On April 8, 2001, our subsidiary, Peach Entertainment Distribution AB (Sweden), sold its interest in Private Circle, Inc., a company engaged in the design, production and marketing of trendy casual apparel, for an adjusted consideration of SEK 27.1 million as of May 2001.

         Effective February 27, 2001, we acquired the inventory and certain contracts of our U.S. distributor, Private North America, Inc., in exchange for $875,000 and the assumption of Private North America's obligations under some contracts.

Subsidiaries

         The following table shows the subsidiaries of Private Media Group, specifying their nation or state of incorporation, primary activity, their equity owner, the percentage of shares held directly or indirectly by Private Media Group, the income from investment and amounts due to Private Media Group and share capital as of June 30, 2001:

                                                                                                        Income    Amounts
                                                                                                         from      due to
                                                                                                        Invest-   Private
                                                                                              Share-     ment in   Media     Share
Subsidiary                             Primary Activities           Equity Owner              holding     2000     Group    Capital
                                                                                                                (SEK in thousands)
Cine Craft Limited, Gibraltar          Owner of Trademarks          Private Media Group, Inc.  100%        -         -        12
Coldfair Holdings Limited, Cyprus      Internet Web Site            Private Media Group, Inc.  100%        -         -       5,596
Milcap Media Limited, Cyprus           Dormant                      Private Media Group, Inc.  100%        -         -       7,980
Private.Com PLC, UK                    Dormant                      Private Media Group, Inc.  100%        -         -         -
Private North America, Ltd., USA       Distribution in the U.S.     Private Media Group, Inc.  100%        -        900       11
Private Benelux B.V., The Netherlands  Distribution in Belgium,
                                       the Netherlands, Luxemborg   Private Media Group, Inc.  100%                  -        156
Fraserside Holdings Limited, Cyprus    Owner of Video & Photo
                                       Rights                       Private Media Group, Inc.  100%        -       1,171      15
Peach Entertainment Distribution AB,
Sweden                                 Worldwide Distribution       Fraserside Holdings, Ltd   100%        -         -        100
Milcap Publishing Group Italy
Srl, Italy                             Publisher in Italy           Peach Entertainment AB     100%        -         -        90
Milcap Media Group S.L., Spain         Distribution Southern Europe Peach Entertainment AB   98.75%        -      23,840      107
Private France SAS, France             Distribution in France &
                                       Switzerland                  Milcap Media Group S.L.    100%        -         -        325
Symbolic Productions SL, Spain         Dormant                      Milcap Media Group S.L.    100%        -         -        27
Milcap Publishing Group AB,
Sweden                                 Dormant                      Milcap Media, Ltd.         100%        -         -        300
Viladalt S.L.                          Dormant                      Private Media Group, Inc.  69%         -         -      3,651


Legal Proceedings

         On December 20, 1999, the Swedish tax authority rendered an official decision assessing income to Milcap Media Limited for a total amount of SEK
150.0 million. We are appealing this assessment. If upheld, the effective tax on this income assessment would be SEK 42.0 million plus fines of SEK 16.8 million. Interest would also be payable on these amounts. We believe the assessment is without merit and have filed an appeal with the Administrative Court in Stockholm. The final outcome of the appeal is expected to take several years and we have asked for a postponement of payment of the taxes and fees until the case is settled. Due to the early stages of this matter and the uncertainty regarding the ultimate resolution, we have not provided for any amounts in our financial statements for this dispute.

         Except as disclosed above and in the section entitled "Business," neither Private Media Group nor its subsidiaries is or has been, during the last three years, involved in any litigation or arbitration proceedings which have had or might have a material influence on our financial condition or results of operations, nor are we aware of any such proceedings being pending or threatened.

Accountants

         Ernst & Young AB, Adolf Fredriks Kyrkogata 2, SE-103 62 Stockholm, Sweden, have been appointed auditors for Private Media Group and its consolidated subsidiaries for fiscal year 2001. Our consolidated financial statements for the last five fiscal years were audited by Ernst & Young AB and have been given an unqualified audit opinion.

      SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER OPERATING DATA


         The following table presents selected consolidated financial information and other operating data for the five years ended December 31, 2000. The selected financial information has been derived from our consolidated financial statements which have been audited by Ernst & Young AB, independent auditors. The interim consolidated financial data for the six-month periods ended June 30, 2001 and 2000 are derived from our unaudited financial statements. Our unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations for these periods.

         Operating results for the six-month periods ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001. This selected consolidated financial information and other operating data, should be read along with our historical consolidated financial statements and related notes, "Summary Consolidated Financial Information and Other Operating Data," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in or appearing elsewhere in this prospectus.

                                        Six Months
                                      Ended June, 30                                 Year Ended December 31,
                      --------------------------------     -------------------------------------------------------------------------
                                              2000(1)                            1999(1)(2)   1998(1)(2)                1996((2)(3)
                        2001        2001     Restated      2000(1)     2000(1)    Restated     Restated      1997(3)    Restated
                      -------      ------   ----------     -------     -------   ----------   ----------    --------    ------------
                        Euros            SEK                Euros                                 SEK
                                                       (in thousands, except operating and per share data)
Statement of Income
Data:
 Net sales........     19,631     180,217      116,829     28,114      258,084     175,426      166,317      144,543      128,927
 Cost of sales....      6,859      62,963       51,992     10,759       98,770      84,624       72,851       75,674       66,963
 Gross Profit.....     12,772     117,255       64,837     17,354      159,314      90,802       93,465       68,869       61,964
 Selling, general
   and
   administrative
   expenses.......      7,252      66,574       42,363     10,553       96,878      65,661       53,738       33,682       27,033
 Operating income.      5,520      50,681       22,474      6,802       62,436      25,141       39,729       35,187       34,931
 Sale of controlled
   entity.........      1,877      17,229            -          -            -           -            -            -            -
 Interest expense.        155       1,423          932        196        1,799       2,674          745          321          259
 Interest income..         68         623        2,252        335        3,077         975          483           69           72
 Income before
   income taxes...      7,310      67,109       23,794      6,941       63,714      23,442       39,468       34,935       34,744
  Income taxes....      1,597      14,659        2,626      1,166       10,705       3,875        4,404       -2,052        5,893
 Net income.......      5,713      52,450       21,168      5,775       53,009      19,567       35,064       36,987       28,851
 Other Comprehensive
   Income:
 Foreign currency
   translation
   adjustments....       (176)     (1,618)         459        (89)        (818)        (98)         368          365         (365)
 Comprehensive
   income.........      5,537      50,832       21,627      5,685       52,191      19,469       35,432       37,352       28,486

Income applicable
   to common
   shareholders...      4,904      45,016       15,049      4,375       40,162       7,292       29,422       36,987       28,851
 Weighted average
   of shares
   outstanding....             28,023,684   27,006,125              27,002,220  25,269,792   23,372,505   22,500,000   22,500,000
 Basic income per
   share..........       0.18        1.61         0.56       0.16         1.49        0.29         1.26         1.64         1.28
 Fully diluted
   income per
   share..........       0.12        1.06         0.43       0.12         1.09        0.29         0.76         0.81         0.66
 Dividends declared
   per Share......          -           -            -          -            -           -            -            -            -



Operating Data:
Magazine (issues)..........            13                                   26          26           24
Videos (titles)............            41                                   86          76           68
DVDs (titles)..............            60                                   82          19            0

Web pages available........       500,000                              320,000     155,000       60,000
Internet subscriptions.....        37,000                               58,000      14,000            0
Broadcasting (potential
viewers)(4)................    28,000,000                            5,500,000           0            0
Broadband (minutes sold)...       160,000                                    0           0            0



                                As of June 30,                                      As of December 31,
                      --------------------------------     -------------------------------------------------------------------------
                                              2000                              1999(2)      1998(2)                    1996(2)(3)
                        2001        2001     Restated       2000       2000     Restated     Restated      1997(3)       Restated
                      -------      ------   ----------     ------     ------   ----------   ----------    ----------   -----------
                        Euros            SEK                Euros                                 SEK
                                                       (in thousands, except operating and per share data)
Balance Sheet Data
 Cash and cash
   equivalents....      2,398      22,017        8,439      1,567       14,381       7,370        4,165        3,698        3,445
 Working capital..     20,158     185,053      124,515     15,306      140,510      98,794       65,582       44,990       87,717
 Total assets.....     52,152     478,753      323,660     42,273      388,063     256,654      215,797      172,264      127,598
 Total debt.......      1,160      10,646        5,381        583        5,356       6,555        9,501       11,903          816
 Total shareholders'
   equity.........     40,075     367,886      264,822     32,944      302,423     211,014      168,702      130,954      100,260

(1) We have revised our previously reported basic earnings per share presentation for the six month period ended June 30, 2000 and for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively, to properly reflect the issuance of shares of our common stock as dividends earned on our outstanding convertible preferred stock. This reduced our previously reported basic earnings per share by SEK 0.22 per share in the six month period ended June 30, 2000 and SEK
         0.47 per share, SEK 0.48 per share and SEK 0.24 per share, for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively. The restatement had the effect of reducing previously reported diluted earnings per share by SEK 0.08 per share for the six month period ended June 30, 2000 and had no effect on our previously reported diluted earnings per share for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively, except for the twelve month period ended December 31, 1999, for which there was a reduction of SEK 0.12 per share.

(2) In connection with the preparation of our 2000 financial statements, we determined that the previously issued 1996, 1998 and 1999 financial statements required restatement for the following items:

         o to give effect to inter-company contractual arrangements which affect the character and amount of taxable income reported in some countries. We have increased the previously reported provision for income taxes and income taxes payable to provide for estimated taxes due under these arrangements, along with related penalties and interest which may become due as a result of these changes;

         o to consolidate the accounts and results of operations of the companies, Private Circle, and Viladalt S.L., the activities of which we may be deemed to control. In April 2001, we entered into an agreement to sell our interest in Private Circle;

         o to recognize additional compensation expense in 1999 for stock options granted to a part-time officer who is also a consultant; and

         o to give effect to additional income tax expense in 1996 related to an error in calculating deductible allowances recorded by our Spanish subsidiary in its 1996 income tax return. The Spanish taxing authorities disallowed these allowances in an examination during 2000.

(3) The 1997 and 1996 figures are from the historical combined financial statements of Milcap Media Limited and Cine Craft.

(4)      Information provided by joint venture partners.

         Solely for the convenience of the reader, we have translated this financial data into euros at the rate of SEK 9.18 per euro, the exchange rate of the Swedish Riksbank on June 30, 2001. You should not construe these translations as a representation that the amounts shown could have been, or could be, converted into euros at that or any other rate.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

         You should read this section together with the consolidated financial statements and the notes and the other financial data in this prospectus. The matters that we discuss in this section, with the exception of historical information, are "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause our actual results to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties relate to factors such as (1) the timing of the introduction of new products and services and the extent of their acceptance in the market; (2) our expectations of growth in demand for our products and services; (3) our ability to successfully implement expansion and acquisition plans; (4) the impact of expansion on our revenue, cost basis and margins; (5) our ability to respond to changing technology and market conditions; (6) the effects of regulatory developments and legal proceedings with respect to our business; (7) the impact of exchange rate fluctuations; and
(8) our ability to obtain additional financing.

Overview

         We are an international provider of adult media content. We acquire still photography and motion pictures from independent directors and process these images into products suitable for popular media formats such as print publications, DVDs, video cassettes and electronic media content for Internet distribution. In addition to media content, we also market and distribute branded leisure and novelty products oriented to the adult entertainment lifestyle and generate additional sales through the licensing of our Private trademark to third parties.

         In June 1998, we acquired Milcap Media Limited, its subsidiaries and Cine Craft. Prior to these acquisitions, we were a holding company. Milcap Media Limited, its subsidiaries and Cine Craft were the acquirees, but for accounting purposes were they were deemed to be the acquirors. We became a U.S. reporting company following the 1998 acquisitions.

         We operate in a highly competitive, service-oriented market and are subject to changes in business, economic and competitive conditions. Nearly all of our products compete with other products and services that utilize adult leisure time and disposable income.

         Due to the highly fragmented structure of the adult entertainment industry, we expect increasing consolidation. We believe that, as a public company with sufficient working capital and future financing capabilities, we are in a position to acquire several privately-held competitors.

         We generate revenues primarily through:

         o        sales of movies on DVD and videocassette formats;

         o        sales of adult feature magazines;

         o        Internet subscriptions and licensing;

         o broadcasting movies through cable, satellite and hotel television programming; and

         o        brand name and trademark licensing.

         Over time, we expect net sales from magazines and videocassettes to decline as a percentage of sales in relation to net sales from DVDs, the Internet and broadcasting.

         We recognize net sales from the sale of magazines, videocassettes, DVDs and other related products where we do not grant distributors rights-of-return upon transfer of title, which generally occurs upon delivery. We recognize net sales of magazines where we do grant distributors rights-of-return upon transfer of title, which generally occurs upon delivery and, we record a related allowance for estimated returns. We recognize net sales of videocassettes and DVDs under consignment agreements with distributors on the basis of reported sales by such distributors. We defer and recognize ratably revenues from the sale of subscriptions to our websites over the related subscription period. We also recognize revenues from the licensing of our magazines and use of our trademarks and photo and movie library. Virtually all of our net sales are made for cash or in cash equivalents such as checks, credit cards or electronic fund transfers.

         Even though we recognize net sales upon delivery, we generally provide extended payment terms to our distributors of between 90 and 180 days. Although our extended payment terms increase our exposure to accounts receivable write-offs, we believe our risk is minimized by our generally long-term relationships with our distributors. In addition, we view our extended payment terms as an investment in our distribution channels which are important to the growth of our business.

         Our primary expenses include:

              o acquisition of content for our library of photographs and videos;

              o    printing, processing and duplication costs; and

              o    selling, general and administrative expenses.

         Our magazines and DVD and videocassette covers are printed by independent third-party printers in Spain and the United Kingdom. We introduced DVDs as a motion picture medium in 1999. The production of each DVD master disc, prior to duplication, costs approximately $10,000. DVDs have a relatively low cost of duplication, inclusive of box and packaging, of approximately $1.75 per unit. We released 83 titles on DVDs during 2000 and 19 titles during 1999, including both new and archival material. We plan to introduce 120 titles on DVDs in 2001. We plan to increase the number of new and archival releases each year.

         Our cost of sales has decreased relative to net sales due to our use of new mediums for our products, such as the Internet, DVDs and broadcasting. These new media provide us with additional sales of our existing content. However, our selling, general and administrative expenses have increased in relation to these media due to, among other things, our Internet development costs and ongoing administrative costs. We maintain a staff of 40 full-time Internet employees and invest extensively in advanced computer and communications infrastructure.

         In addition, our selling, general and administrative costs have increased due to the expansion of our administrative headquarters in Barcelona.

         We also incur significant intangible expenses in connection with the amortization of our library of photographs and movies and capitalized development costs, which include the Internet and broadcasting. We amortize these tangible and intangible assets on a straight-line basis for periods of between three and ten years. In the future, we expect fewer capitalized development costs in relation to the Internet and cable, satellite and hotel television programming. We will increasingly expense future investments in these media as incurred.

         In connection with the preparation of our 2000 financial statements, we determined that the previously issued 1996, 1998 and 1999 financial statements required restatement for the following items:

         o to give effect to inter-company contractual arrangements which affect the character and amount of taxable income reported in some countries. We have increased the previously reported provision for income taxes and income taxes payable to provide for estimated taxes due under these arrangements, along with related penalties and interest which may become due as a result of these changes. We intend to amend some of our previously filed tax returns as soon as it is practicable;

         o to consolidate the accounts and results of operations of the companies, Private Circle, and Viladalt S.L., the activities of which we may be deemed to control. In April 2001, we entered into an agreement to sell our interest in Private Circle;

         o to recognize additional compensation expense in 1999 for stock options granted to a part-time officer who is also a consultant; and

         o to give effect to additional income tax expense in 1996 related to an error in calculating deductible allowances recorded by our Spanish subsidiary in its 1996 income tax return. The Spanish taxing authorities disallowed these allowances in an examination during 2000.

         We have revised our previously reported basic earnings per share presentation for the six month period ended June 30, 2000 and for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively, to properly reflect the issuance of common shares as dividends earned on our outstanding convertible preferred stock. This reduced our previously reported basic earnings per share by SEK 0.22 per share in the six month period ended June 30, 2000 and SEK 0.47, SEK 0.48 and SEK 0.24 per share for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively. The restatement had the effect of reducing previously reported diluted earnings per share by SEK 0.08 per share for the six month period ended June 30, 2000 and had no effect on previously reported diluted earnings per share for the twelve month periods ended December 31, 2000, 1999 and, 1998, respectively, except for the 1999 year for which there was a reduction of SEK 0.12 per share.

         The impact of the restatement adjustments discussed above have been reflected in the following management's discussion and analysis of financial condition and results of operations.

Results of Operations

         Six months ended June 30, 2001 compared to the six months ended June 30, 2000

         Net sales. For the six months ended June 30, 2001, we had net sales of SEK 180.2 million, compared to net sales of SEK 116.8 million for the six months ended June 30, 2000, an increase of 54.3%. We attribute this change mainly to an increase in DVD, Internet, which includes subscriptions and licensing sales, and broadcasting, which includes cable, satellite and hotel-television programming sales. Sales from broadcasting increased 170% to SEK 14.3 million compared to the six months ended June 30, 2000. DVD sales increased 149% to SEK 48.0 million for the six months ended June 30, 2001. Movie sales in videocassette format increased slightly during the same period. Internet sales for the same period increased 109% to SEK 37.7 million. We attribute the growth in sales of DVDs to the increasing number of DVD players being sold in all of our markets. We attribute the growth in broadcasting sales to the growing digital satellite and cable television market. We attribute the growth in Internet sales to the increasing number of people who are able to connect to the Internet. Sales from broadcasting, DVD and Internet provide additional net sales from content previously sold on videocassette. We believe that the growth in broadcasting, DVD and Internet sales will continue through the remainder of 2001.

         Net sales of magazines remained approximately the same during the period compared to the six months ended June 30, 2000.

         During the six months ended June 30, 2001, DVD, Internet and broadcasting sales, taken as a whole, increased 135%, to SEK 100.0 million, compared to the six months ended June 30, 2000.

         In May, 2001 we sold our interest in our subsidiary, Private Circle, which engaged in the design, production and marketing of trendy apparel. Accordingly, revenues and expenses associated with Private Circle did not have a significant impact in the second quarter of 2001. Also, during the second quarter of 2001 we acquired the assets of Private North America, our North American distributor. As a result of the change in ownership, revenues associated with Private North America during this quarter declined and operations were briefly suspended, causing a temporary decline in revenues from North American distribution activities. Our distribution operations in North America are now fully operational.

         Cost of Sales. Our cost of sales was SEK 63.0 million for the six months ended June 30, 2001 compared to SEK 52.0 million for the six months ended June 30, 2000, an increase of SEK 11.0 million, or 21.1%. The increase is primarily the result of an increase in sales volume. Cost of sales as a percentage of sales was 34.9% for the six months ended June 30, 2001 a reduction of 9.6% compared to the six months ended June 30, 2000. This improvement was due to lower costs associated with DVD, Internet and broadcasting sales.

         Gross Profit. In the six months ended June 30, 2001, we realized a gross profit of SEK 117.3 million, or 65.1% of net sales, compared to SEK 64.8 million, or 55.5% of net sales for the six months ended June 30, 2000. This represented an increase of 9.6% in gross profit in relation to net sales. We attribute this increase to increased sales in product lines with higher margins such as DVD, Internet and broadcasting.

         Selling, general and administrative expenses. Our selling, general and administrative expenses were SEK 66.6 million for the six months ended June 30, 2001 compared to SEK 42.4 million for the six months ended June 30, 2000, an increase of SEK 24.2 million, or 57.1%. We attribute this increase to our continued development expenses related to Internet, DVD and broadcasting related activities and we expect this to continue in 2001.

         Operating profit. We reported an operating profit of SEK 50.7 million for the six months ended June 30, 2001 compared to SEK 22.5 million for the six months ended June 30, 2000, an increase of SEK 28.2 million, or 126%. The increase is primarily attributable to increased sales and higher margins.

         Sale of controlled entity. We reported a net gain of SEK 17.2 million for the six months ended June 30, 2001 for the sale of our subsidiary, Private Circle.

         Interest expense. Our interest expense was SEK 1.4 million for the six months ended June 30, 2001, compared to SEK 0.9 million for the six months ended June 30, 2000, representing an increase of SEK 0.5 million. We attribute this increase to higher average short-term borrowings outstanding during the six months ended June 30, 2001, compared to the six months ended June 30, 2000.

         Income taxes. We estimate income taxes for the interim period based on the effective tax rate expected to be applicable for our full fiscal year. Our income tax expense was SEK 14.7 million for the six months ended June 30, 2001, compared to SEK 2.6 million for the six months ended June 30, 2000. We attribute this increase of SEK 12.1 million to increased DVD, Internet and broadcasting sales, higher margins and a one-time tax provision of SEK 4.0 million relating to the sale of certain land and a building.

         Net income. Our net income was SEK 52.4 million for the six months ended June 30, 2001, compared to SEK 21.2 million for the six months ended June 30, 2000. We attribute this increase in net income in 2001 of SEK 31.3 million primarily to increased DVD, Internet and broadcasting sales, higher margins from these sales and the net gain on the sale of Private Circle.

         2000 compared to 1999

         Net sales. Our net sales in 2000 were SEK 258.1 million compared to SEK
175.4 million (restated) in 1999, an increase of SEK 82.7 million, or 47.1%. We attribute this increase primarily to sales of movies and Internet subscription and sales, offset by decreases in CD-Rom sales, magazine sales and sales of Private Circle. Sales from broadcasting for 2000 increased 467% to SEK 17.4 million compared to 1999. DVD sales increased 498% to SEK 50.2 million compared to 1999. Sales of movies in videocassette format increased slightly in 2000. Internet sales increased 206% to SEK 50.7 million. Sales of magazines decreased marginally in 2000 compared to 1999. Our acquisition of Extasy B.V. also contributed SEK 9.7 million to net sales for 2000. In 2000, our total DVD, Internet and broadcasting sales, increased SEK 90.3 million, or 322%, to SEK
118.3 million compared to 1999.

         Cost of Sales. Our cost of sales were SEK 98.8 million for 2000 compared to SEK 84.6 million for 1999, an increase of SEK 14.1 million, or 16.7%. The increase is primarily the result of an increase in sales volume.

         Gross Profit. Our gross profit for 2000 was SEK 159.3 million, or 61.7% of net sales, compared to SEK 90.8 million, or 51.8% of net sales for 1999, an increase of 9.9%. We attribute this increase in gross profit margin primarily to an increase in sales of movies on DVD, broadcasting and Internet sales. These products generally have higher profit margins.

         Selling, general and administrative expenses. Our selling, general and administrative expenses were SEK 96.9 million for 2000 compared to SEK 65.7 million for 1999, an increase of SEK 31.2 million, or 47.5%. We attribute this increase primarily to continued development expenses in connection with Internet related activities and the use of DVDs as a motion picture distribution medium.

         Interest expense. Our interest expense was SEK 1.8 million for 2000 compared to SEK 2.7 million for 1999, a decrease of SEK 0.9 million. We attribute this decrease to lower average short-term borrowings outstanding in 2000 compared to 1999.

         Income taxes. Our income tax expense was SEK 10.7 million for 2000 compared to SEK 3.9 million for 1999, an increase of SEK 6.8 million. We attribute this increase to more of our profits being recorded in jurisdictions with higher corporate tax rates.

         Net income. Our net income was SEK 53.0 million in 2000 compared to SEK
19.6 million for 1999, an increase of SEK 33.4 million. We attribute this increase primarily to increased DVD, Internet and broadcasting sales and higher margins on these products.

         1999 compared to 1998

         Net sales. Our net sales were SEK 175.4 million for 1999 compared to SEK 166.3 million for 1998, an increase of SEK 9.1 million, or 5.5%. The increase was mainly attributable to sales of movies in DVD format and Internet sales, offset by a decrease in CD-Rom sales, and sales of movies in videocassette format. Sales of movies in DVD format for 1999 were SEK 8.4 million. We cannot compare 1999 to 1998 as we introduced DVD sales in 1999. The bulk of our DVD sales for 1999 took place during the three months ended December 31, 1999. Internet sales increased 185% in 1999 to SEK 16.6 million. Sales of magazines remained approximately the same in 1999 compared to 1998. We believe that the growth in DVD and Internet sales will continue in 2000. The net sales reported does not include revenue from the agreements made and announced during 1999 concerning Penthouse/Private co-production and distribution and the UK licensing of the magazines Private Life and Private Style. Net sales arising from the agreements will be reported according to U.S. GAAP.

         Cost of Sales. Our cost of sales were SEK 84.6 million for 1999 compared to SEK 72.9 million for 1998, an increase of SEK 11.8 million, or 16.2 The increase is primarily the result of an increase in sales volume.

         Gross Profit. Our gross profit for 1999 was SEK 90.8 million, or 51.8% of net sales, compared to SEK 93.5 million, or 56.2% for 1998, a decrease of 4.4%. We attribute this decrease to (1) lower margins on sales from Private Circle, (2) lower margins on sales from movies in videocassette format and (3) increased amortization of our library of photographs and movies.

         Selling, general and administrative expenses. Our selling, general and administrative expenses were SEK 65.7 million for 1999 compared to SEK 53.7 million for 1998, an increase of SEK 11.9 million, or 22.2%. We attribute this increase primarily to our investment in Internet-related activities and Private Circle, the use of DVDs as a motion picture medium and the listing of our common stock on the Nasdaq National Market in February 1999.

         Interest expense. Our interest expense was SEK 2.7 million in 1999 compared to SEK 0.7 million in 1998, an increase of SEK 1.9 million. We attribute this increase to higher average short-term borrowings outstanding in 1999 compared to 1998, partially offset by reduced long-term borrowings.

         Income taxes. Our income tax expense was SEK 3.9 million in 1999 compared to SEK 4.4 million in 1998, a decrease of SEK 0.5 million, or 11.4%. We attribute this decrease to a decrease in profits recorded in jurisdictions with higher corporate tax rates.

         Net income. Our net income was SEK 19.6 million in 1999 compared to SEK
35.1 million in 1998, a decrease of SEK 15.5, or 44.2%. We attribute this decrease primarily to increased cost of sales and general and administrative expenses offset by increased sales.

Liquidity and Capital Resources

         We generate cash from our operating activities, the exercise of warrants and public and private sales of our equity securities, including the sale of common stock in this offering. Our principal uses of cash typically include acquisitions and joint ventures, building our library of photographs and movies and Internet infrastructure development.

         We reported a working capital surplus of SEK 185.1 million at June 30, 2001, an increase of SEK 44.6 million compared to the year ended December 31, 2000. The increase is principally attributable to increased accounts receivable and prepaid expenses and other current assets.

         We reported a working capital surplus of SEK 140.5 million for the year ended December 31, 2000, an increase of SEK 41.7 million compared to the year ended December 31, 1999. The increase was principally attributable to increased accounts receivable related to increased sales and increased inventories and prepaid expenses and other current assets.

         We reported a working capital surplus of SEK 98.8 million for the year ended December 31, 1999, an increase of SEK 33.2 million compared to the year ended December 31, 1998. The increase was principally attributable to increased accounts receivable related to increased sales and increased inventories and prepaid expenses and other current assets.

         Operating Activities

         Net cash provided by our operating activities was SEK 42.0 million for the six months ended June 30, 2001 compared to SEK 22.7 million for the six months ended June 30, 2000, and was primarily the result of net income and adjustments to reconcile net income to net cash flows from operating activities. We adjusted our net income of SEK 52.4 million to reconcile it to net cash flows from operating activities. Adjustments included (1) depreciation of SEK 3.4 million, (2) tax provision on assets held for sale of SEK 4.0 million, (3) amortization of goodwill of SEK 1.4 million, and (4) amortization of photographs and movies of SEK 19.0 million and were offset by our gain from the sale of a controlled entity of SEK 17.2 million, providing for a total of SEK 63.1 million. We reduced the total of

SEK 63.1 million by the increases in trade accounts receivable and a related party receivable, inventories and prepaid expenses and other current assets totaling SEK 36.4 million, and offset this reduction by SEK 15.3 million from accounts payable trade, income taxes payable and accrued other liabilities.

         Net cash provided by our operating activities was SEK 68.4 million for 2000 compared to SEK 24.1 million for 1999, and primarily resulted from net income and adjustments to reconcile net income to net cash flows from operating activities. We adjusted our net income of SEK 53.0 million to reconcile it to net cash flows from operating activities. Adjustments included (1) stock-based compensation of SEK 0.2 million, (2) amortization of goodwill of SEK 1.6 million, (3) amortization of our library of photographs and movies of SEK 31.6 million, and (4) depreciation of SEK 7.9 million and were offset by deferred taxes of SEK 0.6 million, providing for a total of SEK 93.7 million. We reduced the total of SEK 93.7 million by the increases in trade accounts receivable, inventories and prepaid expenses and other current assets totaling SEK 71.3 million, and we offset this reduction by SEK 46.0 million from related party receivable, accounts payable trade, income taxes payable and accrued other liabilities.

         Net cash provided by our operating activities was SEK 24.1 million for 1999, compared to SEK 35.0 million for 1998, and was primarily the result of changes in operating assets and liabilities in 1999. We adjusted our net income of SEK 19.6 million to reconcile net income to net cash flows from operating activities. Adjustments included (1) amortization of our library of photographs and videos of SEK 29.4 million, (2) depreciation of SEK 2.9 million and (3) deferred taxes of SEK 0.1 million, providing for a total of SEK 52.9 million. We reduced the total of SEK 52.9 million by the increases in trade accounts receivable, related party receivable, inventories, prepaid expenses and other current assets and accrued other liabilities totaling SEK 32.5 million, and we offset this reduction by SEK 3.7 million from accounts payable trade and income taxes payable.

         Investing Activities

         Net cash used in our investing activities for the six months ended June 30, 2001 was SEK 39.4 million compared to SEK 25.2 million for the six months ended June 30, 2000. The investing activities were primarily investments in our library of photographs and videos of SEK 30.8 million, which were carried out in order to maintain the 2001 release schedule for both video cassettes and DVDs. In addition to investing in our library of photographs and movies, we invested SEK 16.0 million in short-term investments, SEK 4.5 million in capital expenditures, SEK 9.1 million in a subsidiary and SEK 1.5 million in assets held for sale. Our investments were offset by SEK 21.4 million from cash from sale of controlled entity and SEK 1.1 million in other assets. The decrease over the comparable six-month 2000 period was principally due to increased short-term investments as a result of cash received from sale of a controlled entity, investments in our library of photographs and movies in order to maintain inventory levels and the expansion of DVD distribution primarily through the acquisition of assets from Private North America to expand distribution operation in the United States.

         Net cash used in our investing activities for 2000 was SEK 71.1 million compared to SEK 39.7 million in 1999. The investing activities were primarily investments in our library of photographs and videos of SEK 51.9 million, which were carried out in order to start up DVD sales, increase content quality and maintain the 2000/2001 release schedule. In addition to investing in our library of photographs and movies, we invested SEK 10.9 million in capital expenditures, SEK 0.9 million in assets held for sale and SEK 6.7 million in other assets. The increase over the comparable twelve-month 1999 period was due principally to increased investments in our library of photographs and movies, capital expenditures and investments in other assets.

         Net cash used in our investing activities for 1999 was SEK 39.7 million compared to SEK 34.1 million in 1998. The investing activities were primarily investments in our library of photographs and movies of SEK 33.7 million, which were carried out in order to maintain the 1999/2000 release schedule. In addition to investing in our library of photographs and movies, we invested SEK
5.3 million in capital expenditures and SEK 2.4 million in other assets. Our investments were offset by SEK 1.6 million generated from assets held for sale. The increase over the comparable 1998 period was principally due to increased investments in other assets.

         Financing Activities

         Net cash provided by our financing activities for the six months ended June 30, 2001 was SEK 6.6 million compared to SEK 3.2 million for the six months ended June 30, 2000, primarily from long-term borrowings and conversion of warrants. The increase over the comparable six-month 2000 period was primarily due to increased borrowings offset by fewer conversions of warrants.

         Net cash provided by our financing activities for 2000 was SEK 10.5 million compared to SEK 18.9 million for 1999, attributable to SEK 11.7 million from conversion of warrants and an increase in short-term borrowings of SEK 0.2 million on our line of credit, offset by our repayments on long-term borrowings of SEK 1.4 million. We attribute the decrease over the comparable 1999 period primarily to fewer conversions of warrants.

         Net cash provided by our financing activities for 1999 was SEK 18.9 million compared to SEK 0.8 million used in financing activities for 1998, attributable to SEK 21.8 million from conversions of warrants, offset by a decrease in short-term borrowings of SEK 1.3 million on our line of credit and repayments on long-term loans of SEK 1.6 million. We attribute the increase over the comparable 1998 period primarily to conversions of warrants.

Recent Developments and Outlook

         We expect continued growth during the remainder of this fiscal year and in 2002, particularly in the DVD, Internet and broadcasting segments. We believe that our recently introduced website, www.privatespeed.com, will ultimately generate strong net sales growth with favorable margins. We expect increases in the rate of production of new movies in 2001 and beyond to result in improved revenue growth.

         We expect that the net proceeds from this offering, our available cash resources and cash generated from operations will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next 12 months. However, we may need to raise additional funds to support more rapid expansion or respond to unanticipated requirements. If additional funds are raised through the issuance of equity securities, our shareholders' percentage ownership will be reduced, they may experience additional dilution, or these newly issued equity securities may have rights, preferences, or privileges senior to those of our current shareholders. Additional financing may not be available when needed on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could harm our business.

Seasonality

         Our businesses are generally not seasonal in nature. However, June, July and August are typically impacted by smaller orders from some European and U.S. distributors, due to the holiday season, while November and December sales are generally higher due to the printing of special issues such as The Best of Private.

Euro Conversion

         A significant amount of our business activities is carried in out in one of the eleven member countries of the European Union who have adopted the euro as their currency. The transitional period for the introduction of the euro will end as of January 1, 2002 at which time the euro will replace all local currencies in the eleven member states. For all future fiscal periods beginning after December 31, 2001, we intend to submit our accounting reports using the euro as our primary reporting currency. Although the euro conversion may affect cross-competition by creating cross-border price transparency, we believe that this development is unlikely to affect our business due to the low per item cost of our magazines, movies and other products.

Quantitative and Qualitative Disclosures About Market Risk

         We transact our business in various foreign currencies and, accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. The principal currencies in which our revenues and expenses are incurred are the Swedish Kronor, various Euro-zone currencies and the U.S. dollar. To date, the effect of changes in foreign currency exchange rates on revenues and operating expenses has not been material.

         We do not use financial instruments or derivatives to hedge our operations in foreign currencies or for speculative trading purposes.

New Accounting Standards Not Yet Adopted

         On July 20, 2001, the Financial Accounting Standards Boards issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 eliminates the use of the pooling-of interests method of accounting for business combinations and clarifies the criteria used to recognize intangible assets separately from goodwill in accounting for a business combination under the purchase method. SFAS 141 is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 and this statement supercedes APB Opinion No. 16 "Business Combinations" and related interpretations.

         Under SFAS 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment (or more frequently if indicators of impairment arise). Further separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their expected useful lives (with no maximum life specified; whereas under prior rules a maximum life of 40 years was required).

         The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt Statement 142 in fiscal years beginning after December 15, 2001 (i.e. January 1, 2002 for calendar year companies). Early adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided that their first quarter financial statements have not been issued. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not.

         Adoption of these new standards may have a material impact on our reported goodwill amortization expense and potentially on the carrying value of goodwill. Goodwill amortization expense for the six months ended June 30, 2001 and the year ended December 31, 2000 amounted to SEK 1.4 million and SEK 1.6 million, respectively and the net carrying value of goodwill as of June 30, 2001 was SEK 27.2 million.

                                    BUSINESS

OVERVIEW

         We are a leading international provider of high quality adult media content for a wide range of media platforms. We acquire still photography and motion pictures tailored to our specifications from independent directors and process these images into products suitable for popular media formats such as print publications, DVDs, videotapes and electronic media content for Internet distribution. We distribute our adult media content directly, and through a network of local affiliates and independent distributors, through multiple channels, including (1) newsstands and adult bookstores, (2) mail order catalogues, (3) cable, satellite and hotel television programming and (4) over the Internet via proprietary websites and evolving broadband delivery services. In addition to media content, we also market and distribute branded leisure and novelty products oriented to the adult entertainment lifestyle and generate additional sales through the licensing of our Private trademark to third parties. In the first six months of 2001, we had net sales of SEK 180.2 million and net income of SEK 52.4 million.

         Our business was founded in 1965 and achieved initial success through our flagship publication, Private, the first full color, hard-core sex publication in the world. Today, we produce four X-rated periodical magazines:
Private, Pirate, Triple X and Private Sex, as well as several special feature publications each year. As of June 30, 2001, we had compiled a digital archive of more than two million photographs and all of our print publications, currently 324 issues. We expect to add two additional issues and hundreds of photographs each month. Approximately 300,000 copies of our print publications are distributed each month at an average retail price of approximately
(euro)11.50. We distribute our publications through a network of approximately 250,000 points of sale in more than 35 countries, with strong market positions in Europe, Latin America, Australia and Canada. We believe that our distribution network has the potential to reach nearly 500,000 points of sale in our existing markets.

         Since 1992, we have also acquired, processed and distributed adult motion picture entertainment. We acquire motion pictures that meet our exacting standards for entertainment content and production value from independent directors, either under exclusive contracts or on a freelance basis. We then edit and process these motion pictures to ensure consistent image quality and prepare and customize them for distribution in several formats, including DVDs, videocassettes, broadcasting, which includes cable, satellite and hotel television programming, and the Internet. Our proprietary motion pictures and those produced by joint ventures in which we participate have received 61 industry awards since 1994, evidencing our success in setting high quality standards for our industry. As of June 30, 2001, our film library contained more than 400 titles, and we expect to add approximately 40 additional titles in the second half of 2001.

         Since 1997, we have expanded our presence in emerging electronic markets for adult media content, such as the Internet, DVDs and broadcasting. We believe that these markets comprise the fastest growing segment of the adult entertainment industry. We launched our first Internet website, www.private.com, in 1997. In 1999, we launched two additional websites, www.privatecinema.com and www.privatelive.com. We also generate incremental sales by licensing our trademarks and proprietary adult media content for use on the websites of other companies.

         We license our content to cable and satellite television operators as well as to hotels. We have also launched two television channels, Private Gold and Private Blue, that broadcast our content. Consumers pay for these products either on a pay-per-view basis or by subscription.

         In May 2001, we launched our www.privatespeed.com website to deliver our proprietary motion pictures to our customers using broadband connections over the Internet. This website utilizes advanced networking technology to furnish our customers with instant access to our motion picture archive by buying blocks of viewing time. We are also preparing to distribute our adult media content through fixed and third generation mobile telecommunications technologies. While broadband and other high-speed Internet and telephonic connections are in their infancy, we believe that these technologies represent a substantial growth opportunity for us in the future.

         We operate in a highly regulated industry. This requires us to be socially aware and sensitive to government strictures, including laws and regulations designed to protect minors and to prohibit the distribution of obscene material. We take great care to comply with all applicable governmental laws and regulations in each jurisdiction where we conduct business. Moreover, we do not knowingly engage the services of any business or individual that does not adhere to the same standards. Since 1965, we have never been held to have violated any laws or regulations regarding obscenity or the protection of minors.

         Market Opportunity

         Demand for adult entertainment products has grown substantially in recent years. In 1999, the total worldwide adult entertainment market was estimated to be $56 billion. We believe that our target market, including print publications, videocassettes, DVDs, broadcasting and the Internet, comprises approximately $40 billion of that figure. We believe that two principal factors are driving growth in our industry: the relaxation of social and legal restrictions on distribution of adult entertainment products and new technologies that facilitate the distribution of high quality adult media content to consumers in the privacy of their own homes. As a result of liberalized regulation of adult entertainment products, we now distribute our products in physical form in 35 countries worldwide with an aggregate current population of 1.1 billion, as compared to six European countries with a population of 144 million when the current management took over in 1991. We expect this liberalizing trend to continue, which should expand our potential markets further in the future.

         The proliferation of easy to use electronic equipment, such as VCRs and DVD players, which allow consumers to view high quality video products in the privacy of their home, has boosted demand for adult media content compatible with these formats. The installed base of DVD players in Western Europe and the United States is expected to increase almost 200% by 2002 compared to 2000. Also, the evolution of the Internet as a channel of commerce and content distribution has stimulated additional demand for adult media content. In addition, advances in cable, satellite and hotel communications systems furnish another relatively new channel for the delivery of media content, including adult entertainment, into private homes, hotels and businesses.

         We expect these regulatory and technological developments to fuel increasing demand worldwide for adult media content of all kinds, including demand for products in our market niche for explicit: unrated adult media content. In addition, we believe that market demand for content to fill new media outlets will lead mainstream media content providers to seek still more adult media content in the future. We expect that the high quality standards of the mainstream media, technological demands of multiple delivery formats and global marketing and distribution costs will increase capital requirements for providers of adult media content. The adult entertainment industry is currently characterized by a large number of relatively small producers and distributors. We believe that the factors discussed above will cause smaller, thinly capitalized producers to seek partners or exit the adult entertainment business, leading to a consolidation of the adult entertainment industry.

         Our Competitive Strengths

         We believe the following strengths, among others, will enable us to exploit the growing global market for adult entertainment:

Extensive library of high quality adult media content

         We have an extensive library of high quality adult media content. As of June 30, 2001, our library included still photographs developed for more than 300 back-issues of magazines and more than 400 motion pictures. We hold exclusive worldwide rights to this entire content archive. This has enabled us to enter into global distribution arrangements with a wide range of media content providers, including leading international companies. To facilitate electronic distribution of our products, we have converted our entire archive of print images into a digital format. We are currently digitizing our motion picture archive as well, and have now stored approximately 40% of our existing motion pictures in digital form. We believe that this electronic archive constitutes one of the largest libraries of high quality adult media content in the world.

Recognized brand name

         We believe that our target customers associate the Private brand name with high quality adult entertainment products and services. This name recognition attracts leading producers of adult media content, as well as distributors and prospective joint venture partners interested in working with the Private Media Group. We believe that the strength of our brand name leads to more favorable economic terms than we could otherwise obtain in our processing and distribution contracts, and enables us to negotiate favorable revenue sharing arrangements and joint ventures from which we derive significant licensing fees and royalty income. We have entered into joint venture and co-branding agreements with leading participants in our industry and other related industries, including Playboy and Penthouse. We seek to strengthen awareness of our brand name by consistently featuring the Private label prominently in our product packaging, cross-promoting our own products, selectively sponsoring athletes and distributing under the Private label complementary or ancillary non-media products that are consistent with an adult entertainment lifestyle. We believe that these activities engender a loyal customer base which, in turn, enables us to grow even with relatively modest external advertising and marketing costs.

Established market position and distribution network

         We have a well-established worldwide distribution network for our print and motion picture products and services which has been built up over the past 35 years, including some 250,000 points of sale in over 35 countries as of June 30, 2001. In many markets, we believe that our established presence hinders our competitors' ability to break into the market. In some cases, exclusive distribution agreements improve our market position further. This broad distribution network provides an effective channel to introduce new products and services and new formats for existing products and services. For example, we were able to utilize our existing video distribution channels to reach customers with our DVD-based products. In electronic media categories, we have entered into strategic alliances with a number of leading service providers, such as Terra/Lycos and T-Online, to facilitate widespread distribution. In addition, we have assembled an internal team of Internet specialists to maintain and improve our Internet infrastructure and electronic products and services. We believe that our broad, multi-format distribution network affords our customers convenient access to high quality adult media content in the format of their choice.

Flexible operating structure and access to substantial capital

         We acquire adult media content from third-party directors on a project basis. This approach gives us substantial flexibility in terms of production volume and delivery time, significantly reduces our fixed production overhead and largely eliminates the risk to us of cost overruns in production. Because of our multiple product and service formats and broad distribution network, we can afford to hire top directors in the industry, which we believe results in a higher quality product for our customers. Similarly, we reduce our fixed processing costs by outsourcing editing and duplication functions for most of our products, although we retain oversight of the overall production process for cost and quality control purposes. As a public company with access to the capital markets and, in recent years, significant operating cash flow, we believe that we will have sufficient financial resources to increase our production and grow through acquisitions without sacrificing our high quality standards.

Experienced professional management

         Our management team has extensive experience in the production and distribution of adult media content and in general business administration. Berth Milton, our Chief Executive Officer, has extensive knowledge of our industry and has successfully founded and developed other profitable businesses. Other members of our management team have broad expertise in content production, sales and marketing, technology and finance, and have contributed to our record of growth in our core business and in acquiring and integrating companies in related businesses.

         Our Strategy

         Our vision is to be the world's preferred content provider of adult entertainment to consumers anywhere, at any time, and across all distribution platforms and devices. We have developed the strategies described below to increase sales and operating margins while maintaining the quality of our products and services and the integrity of our brand name.

         Develop strategic alliances and joint ventures with businesses outside of the adult entertainment industry to broaden our distribution channels. We are entering into strategic alliances and joint ventures with leading media companies outside of the adult entertainment industry to distribute our adult media content for use on popular and newly developing media formats, including revenue sharing relationships with cable and satellite television operators and Internet service providers with significant market positions. We expect these initiatives to widen the scope of our distribution network, enabling us to reach new customers while supplying our partners and licensees with content.

         To be at the forefront of the adult entertainment industry in adapting new technology and distribution channels such as broadband distribution of our motion pictures. By actively seeking out and utilizing advanced technologies to distribute our content such as DVDs, broadband, Internet and cable and satellite television, we expect to increase revenues with minimal incremental cost. For example, we have recently launched a streaming video, or "video-on-demand," product that exploits broadband technology over our new privatespeed.com website to deliver high quality adult media content directly to customers via the Internet. We believe that this broadband

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

technology, in particular, offers us a significant opportunity to increase our net sales and operating margins and simplify our distribution chain. In addition, we were one of the first adult entertainment companies to embrace the DVD format.

         Increase market share through strategic acquisitions. The adult entertainment industry is currently fragmented and consolidating. We expect this trend to continue as small, privately owned companies seek to exit from the business. We plan to expand our market presence and increase our market share by acquiring local distributors in the markets in which we compete. In addition, we may seek to acquire existing business enterprises in other related businesses opportunistically. To finance future acquisitions, we expect to use a combination of cash flow generated by our operating activities and, in some instances, our common stock. As one of the few companies in our industry with publicly listed common stock, we believe that we will have a significant advantage over most of our competitors in financing such consolidating acquisitions.

         To complete the digitalization of our entire movie and photograph library in order to prepare our library for distribution in new electronic media. We have developed an extensive library of motion pictures and other pictorial content. Until recently, this library was archived on a master print, which would allow duplication in traditional media. New forms of electronic distribution provide us with an opportunity to use this content by distributing it on new forms of media, such as DVD, Internet and broadband. To facilitate electronic distribution of our products, we have converted our entire archive of print images into a digital format. We are currently digitizing our motion picture archive as well, and have now stored over 40% of our existing motion pictures in digital form.

         Continue to increase and strengthen brand awareness. We have developed strong brand awareness within each of our magazines and videos' targeted markets. We own the worldwide rights to all of our content. We seek to strengthen awareness of our brand name by consistently featuring the Private label prominently in our product packaging, cross-promoting our own products, selectively sponsoring sports and distributing under the Private label complementary or ancillary non-media products that are consistent with an adult entertainment lifestyle.

         Our Principal Products and Markets

         Magazine Publications

         We are the publisher of Private, an international X-rated magazine. Private was founded 35 years ago, and was the first full color, hardcore sex publication in the world. Today, we produce four X-rated magazines which are released bi-monthly: Private, Pirate and Triple X and Private Sex. In addition, special editions are released monthly and a book, The Best of Private, is released annually. Our newest magazine, Private Life, which is produced by our licensees, is the first softcore magazine we have distributed. We distribute these magazines through newsstands and other retail outlets.

         Movie Productions

         Since 1992, we have acquired and distributed adult motion picture entertainment. These productions generally feature men and women in a variety of erotic and sexual situations, generally in both hardcore and softcore versions. We distribute these movies primarily on videocassettes, DVDs, through cable, satellite and hotel television programming and over the Internet. We maintain the ownership and copyrights of every film we finance and produce.

         We expect to produce approximately 80 X-rated and 24 R-rated movies this year, with distribution through a worldwide network that covers approximately 60,000 points of sale, including primarily videoshops and adult book stores. We believe we have the potential to reach more than 155,000 points of sale. Our first two monthly video labels were Private Film and Private Video Magazine. Both labels received critical acclaim in leading international magazines as well as numerous industry awards from industry associations and major adult entertainment film festivals, including Adult Video News, Impulse d'Oro and Golden X. They were followed by the introduction of our monthly labels Triple X, Private Stories and Private Gold. In May 1997, we introduced Gaia, a bi-monthly label. In 1999, we introduced four new monthly labels Pirate Video Deluxe, Private XXX, The Matador Series and Peep Show Special and a bi-monthly label Private Black Label. In 2000, in addition to several compilations, we introduced the label Private & Penthouse Video in conjunction with Penthouse.

         As of June 30, 2001, we owned more than 400 movie titles, and by the end of 2001 we expect the total to increase to 450 titles. All titles are available on videocassette and approximately 40% are available on DVD. These

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

products are sold by distributors, primarily to retail stores and wholesalers worldwide. Several of our original motion picture programs have also been re-edited and licensed to cable, satellite and hotel television operators.

         Internet

         Our Internet team has combined the quality of our extensive media library with the newest technology to create what we believe to be one of the best adult websites, www.private.com. We believe that the rapid growth of the e-commerce market and increased access to the Internet by consumers has created an excellent opportunity for us to utilize our proprietary assets through marketing and distribution on the Internet. Private.com offers its more than 80,000 members access to high quality adult content, including over 200,000 pages of magazine pictures, photosets, stories, an interactive search categories gallery and access to video clips from more than 400 Private movies. Private members also get access to live, webcam, and contact/personals content. We acquire customers primarily through advertising in DVDs, videos, magazines and broadcast programming with minimal incremental cost. We also acquire new customers by establishing partnerships with leading portals including Excite, Lycos, T-online, Prisacom and other e-commerce websites.

         Due to Private.com's recognized brand name among adult site purveyors, we have many customers who have the confidence to make credit card payments to us. Current subscriptions prices are $29.95 for a month's subscription and $149.95 for an annual subscription. Consumers wishing to avoid credit card payments or not having a credit card can access Private.com content through so-called "dialer access" by dialing into a premium rate number and paying a per minute fee that varies depending on the country. Private also cross-sells its retail products through the Private.com shop. For example, Private.com is able to offer a consumer who views content on its website an opportunity to purchase that content, in a magazine, DVD or video, in its on-line store. The Private.com website is currently generating traffic of approximately 2.5 million visits per month and more than 60 million pages are viewed per month. We currently maintain a staff of 40 full time Internet employees with more than 10 focusing on technology, and the balance dedicated to website production, sales and marketing and customer support.

         We have also developed a website called privatespeed.com, offering broadband customers access to Private's complete collection of movies and video content through video-on-demand. Privatespeed has a two pronged strategy for acquiring customers for its prepaid service: by partnering with broadband Internet service providers, or ISP's who host our content and distribute products to their installed customer bases and by targeting broadband customers directly, who view the content over the Internet. To date, privatespeed.com has sold over 150,000 minutes directly to consumers since it launched in May 2001 with minimal marketing activity. We are currently negotiating agreements with leading broadband ISP's. We believe that with Privatespeed.com we are well positioned among adult entertainment companies to take advantage of the transition to broadband content distribution.

         In addition, we are licensing the right to use our trademarks and media library on the Internet to third parties with independent websites. This licensing activity generates significant royalty income. In addition, we market our products on the Internet through distributor sites and shopping sites.

         Other Markets

         In April 1996, we launched our Private Collection International, Inc. line of adult pleasure products. We also license the Private name in connection with various lines of clothes, nutritional supplements, energy soft drinks, personal skin care products and on-line gaming. Channels of distribution for licensed products include conventional distribution channels, e-commerce and television home shopping.

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


INDUSTRY OVERVIEW

         The adult entertainment industry has evolved rapidly in recent years. In spite of often intense political campaigning, there has been a general trend towards wider acceptance of adult entertainment content among the general public and mainstream media channels. New technologies have lowered costs and changed the way in which adult content is produced, distributed and viewed. Lower costs, in particular, have lowered barriers to entry and increased competition in the adult entertainment industry. The trend toward wider acceptance of sexually-explicit material and ongoing technological developments has created a large and growing global market for adult content.

         Historically, the adult entertainment industry has attracted a considerable level of government and regulatory attention primarily over obscenity leading to limitations on either the explicitness of content or the availability. Traditionally, to view adult material, consumer's were required to purchase films in a public environment or to go to an adult movie theatre or peepshow.

         Through a process of evolution rather than revolution the adult entertainment industry has become more acceptable over time, with a relaxation of the regulations and guidelines governing the industry. For example, in the United Kingdom, one of Europe's more restrictive countries with respect to adult entertainment, there has been a gradual relaxation of what is suitable for public viewing. The British Board of Film Classification, BBFC, has introduced the 'R18' category, allowing distribution of hardcore adult videos through licensed sex shops for the first time. The approval from the BBFC, and subsequent theatrical release, of films such as 'The Idiots' and 'Intimacy' have also broadened what is regarded as acceptable adult content.

         New technologies have helped to legitimize the industry and increase the size of the market. During the 1980s, the introduction of adult movies on videocassette and through broadcasting on cable and satellite television increased acceptance of adult media content by confining it to the privacy of the consumer's home. More recently, the Internet has become a primary distribution platform for both suppliers and consumers of adult media content providing low-cost delivery and increased privacy. Although currently unexploited, third generation mobile and handheld devices are likely to increase the market even further in the future, making adult media content viewing mobile.

         The production and distribution of adult media content is very competitive. Hundreds of companies are now producing and distributing movies to wholesalers and retailers, as well as directly to consumers. The low cost of high quality video cameras and equipment has significantly lowered the barrier to entry for production of adult media content. According to Adult Video News, approximately 10,000 new adult video titles were released in the United States in 1999, up from 8,950 in 1998 and 1,275 in 1990. The bulk of this production is represented by low quality, amateur productions, made for only a few thousand dollars, as opposed to the larger, professionally produced movies with high production values. Around 20 major producers, such as Private, Vivid, Video Company of America and Metro, release most high budget adult videos and DVDs, see "Business-Competition." In addition, because it costs as little as $5,000 to establish an Internet presence, there is significant competition among distributors of adult media content over the Internet. The proliferation of websites distributing adult media content has itself fueled a greater and ongoing demand for the creation and licensing of new adult media content.

         In 1999, the Observer stated that Forbes estimated that the global adult entertainment market was $56 billion. This estimate covered memberships and subscriptions, escort services, magazines, sex clubs, telephone sex lines, cable and satellite pay-per-view programming, adult videos and toys and other related products and services. In 1998, Forrester Research estimates the U.S. adult entertainment market at $10 billion per annum. This compares to total U.S. cinema box office receipts for mainstream motion pictures of $7.7 billion in 2000 ($6.95 billion in 1998), indicating the size and importance of the adult market within the entertainment industry.

         Video and DVD Sales & Rental

         Bringing adult movies into the privacy of the home through the introduction of videocassettes along with cable and satellite services all but eliminated the adult theatre business. The introduction of the DVD and its rapid acceptance by the public is gradually shifting the balance of home viewing from videos to DVDs. DVDs offer better picture and sound quality than videos, worldwide compatibility and other add-ons. The DVD format also benefits suppliers and retailers. Several languages can be combined onto one DVD, so only the DVD cover needs to be changed for different territories. Also, back catalogue sales should initially increase as consumers look to replace their videocassette library with the new format.

         Although DVDs will not replace videocassettes completely in the near term because of their ability to record as well as their current high level of market penetration, currently comprising approximately 93 million households in the United States, rentals and sales of DVDs are likely to increase significantly as more DVD players are sold. IDC Research anticipates that the number of household with DVD players in the United States will increase to 43.6 million in 2002 from 15.0 million in 2000. Similar growth is expected in Western Europe, with the number of households with DVD players increasing to 13.5 million in 2002 from 4.7 million in 2000, according to the International Recording Media Association.

         In the U.S. market, total rental and retail spending on video and DVD titles in 2000 was over $19 billion, a 10% increase over 1999, according to the Video Software Dealers Association. In 2000, total sales and rentals of adult videos in the United States were approximately $4.0 billion according to Adult Video News estimates, including sales through general interest retailers and dedicated adult stores. In 2001, PR Week reported that the Free Speech Coalition estimated that 20% of all U.S. households with either cable or satellite television or a VCR watch adult movies.

         The provision of in-room entertainment services by major hotel chains throughout the world also serves as a distribution channel for adult media content. In addition to a selection of mainstream films, hotel guests often will have a choice of softcore, and frequently hardcore, adult videos available on a pay-per-view basis. In the United States, these services are provided by companies such as On Command and Lodgenet, which supply approximately 950,000 and 800,000 hotel rooms, respectively. Estimates by analysts cited to by the Los Angeles Times in 2001 suggest that adult movies generate approximately half of total hotel pay-per-view revenue in the United States, approximately $250 million annually. Outside of the United States, excluding more restrictive countries such as the United Kingdom, hotel guests also have access to hardcore material on a pay-per-view basis.

         Broadcasting

         Cable and satellite television has also brought adult media content into the privacy of the home. Technological developments, in particular the evolution of digital broadcasting, should not only increase the number of channels that can be delivered directly to the home, but should also lead to video on demand. The development of these services should benefit the adult entertainment industry by providing a greater number of special interest channels providing pay-per-view services. This should also increase the need for new adult media content.

         In the United States, in addition to softcore channels such as Playboy TV, AdulTVision, Spice Channel and The Adam & Eve Channel, there are several hardcore video channels available, including Eurotica, Exotica, Exxxtasy, True Blue, X!, Xxxcite and XXXplore, that offer uncensored hardcore material. In 2001, the Asian Wall Street Journal stated that according to Kagan World Media, of a total pay-per-view revenue for satellite and cable television operators in the United States of $1.73 billion, around 27%, or $465.0 million, can be attributed to adult movies.

         In 1999, Playboy and Spice Entertainment Companies, Inc. entered into an agreement resulting in the combination of the two companies. Playboy also acquired three television networks - the Hot Network, the Hot Zone and Vivid TV
- in July 2001 which has altered Playboy's focus from softcore to hardcore programming.

         At the end of 2000, according to Screen Digest, there were over 64 million subscribers to cable and satellite television in Western Europe. According to Forrester Research, in the United States there were approximately 83 million subscribers to satellite and cable television services at the end of 2000. The number of cable and satellite television subscribers is expected to continue to increase, as well as gradually shift from analogue to digital services.

         Internet

         The adult entertainment industry was among the first to commercially exploit the Internet as a distribution channel, and among the only industries to generate a profit on the Internet. The Internet offers near-complete privacy for users, a seemingly endless selection of adult media content and can provide immediate delivery. Datamonitor research estimated that adult content accounted for 69% of paid content on the Internet in 1998.

         Pay sites contain most of the adult media content on the Internet, but free sites are also common and are primarily supported by advertising from pay sites. Free sites get a few cents for each viewer who "clicks" on an advertising banner. The banner then transports these viewers to a site that tries to entice the user into paying for content using their credit cards. In 1999, Datamonitor estimated that there were well over 100,000 sexually-oriented sites, of which only about 14,000 generate revenues. Of the revenue generating sites, only a handful of these account for the majority of overall revenues on the Internet for adult media content.

         According to searchterms.com, 'sex' is the third largest category searched for on the internet after 'autos' and 'travel', but above 'shopping', 'games' and 'MP3'. Of the 1,387,529,000 web pages indicated as available by the Google search engine, searching for 'sex' results in 46,800,000 pages and 'porn' results in 17,900,000. Furthermore, in June 2001, Internet monitoring company NetValue estimated the following numbers of internet users were visiting adult sites at least once per month: 5.3 million in Germany; 3.8 million in the United Kingdom; 2.7 million in France; 2.4 million in Italy and 1.5 million in Spain. In the United States, PR Week reported that Nielsen/Net and Media Metrix estimated that approximately 21 million Americans visit an adult content site at least once per month.

         A number of well-established Internet businesses have recognized the revenue potential of adult media content and now provide those services. Freenet.com, Germany's second largest internet service provider has launched Fundorado.de offering hardcore movies, photographs and sex chat groups on a monthly subscription basis. In the United Kingdom, online retailer Lastminute.com has recently introduced a range of adult games and toys to its site. However, this development has also been subject to criticism leading to withdrawals such as Yahoo!'s reversal of its decision to sell adult videos on its sites after receiving numerous complaints from consumers.

         The use of the Internet for viewing adult media content is expected to increase significantly as home Internet access increases and broadband services become more widely available. IDC estimates that in 2005 the number of home Internet users will reach 194.1 million in the United States as compared to
100.8 million in 2000 and 196.4 million in Western Europe as compared to 80.3 million in 2000. Forrester Research estimates broadband services will reach 46.7 million households in the US by 2005 as compared to 5.0 million in 2000 and 28.7 million in Western Europe as compared to 400,000 in 2000.

         The increased availability of adult media content on the Internet has attracted considerable attention. Concerns have arisen with respect to child protection and the distribution of illegal material. In response to the issue of child protection, a number of software packages have become available that control the content that can be accessed from a personal computer. Products such as Surfcontrol, NetNanny, Websense and others can be employed to filter sites for inappropriate material, blocking access for unauthorised users.

MAGAZINE PUBLICATIONS

         Our publishing operations include the publication of the adult magazines identified in the table below, special editions consisting of previously published material and occasional newsstand specials, calendars and paperback books. All of these magazines, together with local editions, are printed under various trade names and are distributed in over 35 countries. We publish several customized editions of our four principal magazines. Each edition contains the same editorial material but provides locally targeted content reflecting local governmental regulation regarding explicit adult publications. Most of our magazines feature pictures of men and women engaged in erotic and sexually explicit situations. We distribute approximately 300,000 copies of our print publications per month at an average retail price of approximately (euro)11.50. Our most popular publications are Private, Pirate, Private Sex and Triple X.

   MAGAZINE LIBRARY                                As of December 31,
   -----------------------------         --------------------------------------
                                                 2000                     1999
                                         ------------             -------------
   Title                                 No of Issues             No of Issues
                                         ------------             -------------
   Private......................                  162                      156
   Pirate.......................                   64                       58
   Triple-X.....................                   38                       32
   Private Sex..................                   29                       25
   Special Editions.............                    6                        3
   Best of Private (Book).......                   12                       11
                                         ------------             -------------
   Total                                          311                      285
                                         ============             =============

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   (Printed, not sold)                      Quantities of Magazines Produced
   -----------------------------         --------------------------------------
   Title                                         2000                     1999
   -----------------------------         ------------             -------------

   Private......................              697,500                  813,970
   Pirate.......................              515,100                  641,750
   Triple-X.....................              518,050                  642,900
   Private Sex..................              391,840                  530,800
   Special Editions.............               54,000                   58,000
   Best of Private (Book).......              200,050                  181,300
                                         ------------             ------------
   Total........................            2,376,540                2,868,720
                                         ============             ============

         Our publications offer a variety of features and have gained a loyal customer base and a reputation for excellence by providing a high standard of quality to the adult entertainment industry, while we maintain circulation leadership as the best-selling hardcore magazine publisher. All of our publications have long been known for their graphic excellence and features, and publish the work of top artists and photographers in the field. They are also renowned for their pictorials of beautiful people. Our magazines command some of the highest prices in the industry.

         All of our publications are printed by independent third parties. We have a longstanding relationship with several printers in Spain, and a printer in the United Kingdom. Our U.K. printer also prints adult magazines that compete with our products. Nonetheless, we believe that generally there is an adequate supply of printing services available to us at competitive prices, should the need for an alternative printer arise. All of our production and printing activities are coordinated through our operating facility maintained by our wholly-owned subsidiary, Milcap Media Group.

         Circulation

         Our magazines have historically generated most of their revenues from firm sales distribution. However, now distributors with rights to return represent approximately 50% of our production. Single copy retail sales normally occur in adult book stores and similar establishments. Newsstand retail sales are permitted in most European countries, including France, Italy, Spain, Germany, Denmark, Sweden, Finland the Benelux countries and Portugal.

         Our magazines are distributed to newsstands and other public retail outlets through a network of national distributors, who maintain a local network of several wholesale distributors and licensors. We have entered into national distribution agreements covering over 35 countries and generally deal with a magazine distributor for local distribution of our publications. We ship copies of each issue in bulk to our wholesalers, who distribute on to local retailers.

         Independent distributors who distribute our magazines do so under individual distribution agreements. These agreements are normally subject to automatic yearly extensions unless either party terminates the arrangement.

         For the past few years, we have sought to expand the use of our magazines' content and other assets across different media formats. Our primary focus in recent years has been the re-editing and digitizing of every Private magazine for use on our websites. This content was initially available on our websites in May 1998 and we completed the digitization of our still photo archive in 2000.

         Production, Distribution and Fulfillment

         Four independent printers in Spain currently print most of our magazines, books, brochures and video and DVD covers. Printing costs vary based upon the price of component raw materials. The principal raw materials necessary for publication of our magazines are coated and uncoated paper. Paper prices are affected by a variety of factors, including demand, capacity, pulp supply and by general economic conditions. Our printers have a number of paper supply arrangements and we believe that those arrangements provide an adequate supply of paper for our needs. In any event, we believe that alternative sources are available at competitive prices.

         With respect to color separation, pre-press and related services, we currently use our own scanning facilities and have the support of two independent suppliers for color separations. We are also using the latest technologies in this field, such as digital imposition and computer-to-plate process technology, or CTP. CTP eliminates the need for the production of film/color separations during the pre-printing process, saving time and money while improving quality. In simple terms, CTP allows printers to receive computer disks containing electronic files (both text and graphics) and output those files directly to a plate. The result is a top quality image which takes minutes instead of hours to produce. We are nearing completion of our planned implementation of CTP process technology for printing.

         We print and ship all of our proprietary magazines from Barcelona, Spain with the exception of our U.K. licensee, who receives all our magazines in digital format and prepares its own layout and color separations before printing locally adapted softcore editions of all our magazine titles. We determine the amount of printed publications bi-monthly with input from each of our national distributors.

         Most of our products are packaged and delivered directly by the printer or supplier, while Milcap Media Group provides warehousing, customer service and payment processing. Milcap Media Group employs a staff of 20 professionals to manage the production and to oversee the printing and distribution of our magazines.

         Licensed Publishing

         In 1999, we signed a licensing agreement with K-OS Publications (UK) Limited for the publication and distribution in Britain of two new softcore titles bearing the Private trademark. "Private Life" magazine was first published in the United Kingdom at the end of 1999, while "Private Style" magazine is set to launch in 2001.

MOVIE PRODUCTIONS

         In 1992, we began releasing movies under the Private label.

         Our adult movie are in genres similar to our magazines and books under the titles listed in the table below. Normally, we spend between $25,000 and $125,000 per movie. This amount excludes the computation of the post-production, master production, duplication and distribution costs. Generally, Milcap Media Group creates and designs all artwork for promotional items and packaging and contracts for printing services. Since 1997, independent laboratories have duplicated all of our videocassettes for us. Similarly, since 1999 all DVDs have been duplicated by independent laboratories as well. A number of our titles, including Private Film, Private Video Magazine, Triple X, Private Stories, Private Gold and The Matador Series are released on a monthly basis while others are released on a bimonthly or less frequent basis. As of June 30, 2001, we owned more than 400 movie titles, and by the end of 2001 we expect the total to increase to 450 titles. All titles are available on videocassette and approximately 40% are available on DVD. We sell approximately 75,000 videos and 80,000 DVDs per month. We continue to expand our video operations in international markets and presently market our video products in over 35 countries.

         We finance all of our adult movies, and we contract with video and movie producers on a flat fee basis. All producers generally assume production costs and obligations, including among other things, the delivery of rights and model releases. Historically, we have principally financed new movies with the cash flow generated by previous productions. To date, we have not solicited any external financing for any of our acquisitions.

                                                 2000                      1999
                                         ------------             -------------
   MOVIE LIBRARY                         No of Titles             No of Titles
   ------------------------------------- ------------             -------------

   Private Video Magazine...............           26                        26
   Private Film.........................           28                        28
   Triple-X Video.......................           32                        32
   Private Video Stories................           27                        27
   Private Gold.........................           45                        39
   Gaia.................................            6                         6
   Pirate Video.........................           12                        12
   Triple-X Files.......................           12                        12
   Casting-X............................           25                        19
   Best of Private......................            6                         3
   Private Black Label..................           16                        10
   Pirate Video Deluxe..................           12                         6
   Private XXX..........................           12                         6
   Special Compilations.................           22                        16
   Amanda's Diary.......................            5                         5
   Peep Show Special....................           12                         6
   Horny Housewives.....................            9                         4
   The Matador Series...................            8                         2
   The Story............................            2                         2
   Private Movie........................            1                         1
   Private & Penthouse Video............            5                         0
   Private Super F******................            7                         1
   Softcore Versions....................           46                        27
                                         ------------             -------------
   Total................................          376                       290
                                         ------------             -------------


         We have licensed many of our original programs to cable television networks and adult pay-per-view television channels. These licenses generally grant the television channel owner a specific right of transmission and we retain the intellectual property rights of every production. We edit many of our new feature video and film releases into several versions depending on the media through which they are to be distributed. In general, versions edited for cable, satellite and hotel television programming are less sexually explicit than the versions edited for home video distribution.

Distribution

         We distribute our productions worldwide via masters, videocassettes and DVD's that are sold or rented in video stores, sex shops, newsstands and other retail outlets, and where permitted, through direct mail. Our website has contributed to increasing video and DVD sales, and we expect this new medium to become a significant distribution channel in the future.

         We have entered into distribution agreements in over 35 countries. Under these distribution agreements, our subsidiaries Peach Entertainment Distribution or Milcap Media Group, agrees to provide a specific minimum number of new titles each month during the term of the agreement, and a licensee normally serves as the exclusive distributor throughout its own country or language territory. Under the various distribution agreements, licensees are normally required to purchase a minimum number of units for each monthly period during the term of the agreement.

         In countries such as Germany, we have expanded our relationships with our national distributor by entering into exclusive multi-year, multi-product output agreements. In countries such as the United States, the Benelux countries, France and Spain, we have established local subsidiaries for the purpose of owning or controlling local distribution. In the near future, we intend to renegotiate some of our national distributorship agreements in order to vertically integrate Private Media Group into the chain of distribution. In general, we believe that national distribution agreements enable us to have an ongoing branded presence in international markets and to generate higher and more consistent revenues, than we could achieve selling directly to retailers.

Video Duplication/Production Techniques

         Masters are customized and duplicated by our subsidiary Peach Entertainment Distribution and from there they are sent to different distributors and VHS duplication centers. Some distributors receive a master directly and do their own duplication.

         All artwork to print the video covers is created at Milcap Media Group. Most countries receive their own pre-printed covers from Spain and some countries print their own covers from CD-Roms when delivered.

The DVD Market

         Distribution of DVDs represents one of our fastest growing markets. We believe we set a high standard for DVDs in the adult entertainment industry, with each DVD released by us possessing five language options as well as four other subtitled languages. We believe that our multi-language DVD format provides a significant competitive advantage for us because it attracts consumers worldwide and expands our international marketing and sales potential. This global format allows us to reduce our overall unit production costs and increase profit margins. Currently, the majority of DVDs released by our competitors in the United States and worldwide are produced in only one language. As a result, they have to either license titles country-by-country or manufacture each title in separate languages, thus loosing out on economies of scale. As the manufacture of each DVD master disc, prior to duplication, costs approximately $10,000, this further drives down our competitors' profit margins.

         Currently, mainstream movie titles are released on DVD in six Regional Codes or Zones This is required primarily because producers often do not control the worldwide rights to their titles. Our DVDs are playable in any region, in every country in the world, because we own and control the global rights to everything we have produced.

         Our DVDs are also "Internet Activated," which means that when a consumer plays the DVD in a personal computer (PC), that person also gets a direct link to our websites, where they can view our content by purchasing a subscription or visit our extensive on-line shopping area. We also sometimes add 'extras' to our DVDs, including alternative endings to movies, interviews with the stars, biographical data on the actors, their roles in other in-house productions and publications, and multiple-angle views.

Broadcasting

         In 2000, we signed an exclusive joint venture agreement with International Film Productions and Distributions, Ltd., "IFPD", to create two new adult television channels to be broadcast worldwide. IFPD is a European-based television broadcasting company associated with major content providers that specializes in the distribution of cable and satellite television channels.

         Under the terms of our joint venture agreement, IFPD has agreed to ensure the promotion and broadcasting of our new adult channels, Private Gold and Private Blue, to a worldwide audience and we have agreed to provide all adult media content and trademarks. The Private Gold channel will present hardcore material, while the Private Blue channel will broadcast softcore material. We will receive 65% of the gross profits generated from the broadcast of, and advertising on, these channels. We also have an option to acquire up to 65% of the equity in IFPD at face value.

         In 2000, we also started broadcasting our Private Blue channel in the United Kingdom under an exclusive joint venture agreement with Zone Vision Enterprises, a UK-based television company, and IFPD. These channels operate on digital and analog platforms throughout continental Europe. We receive 35% of the net profit generated from those broadcasting and advertising revenues. Private Blue is available through the analog and digital satellite platforms of BSkyB and the Telewest cable network in the United Kingdom. We also launched in Turkey on the DigiTurk platform, and in Hungary and Slovakia on the UPC networks, and in the Netherlands with MediaKabel. Currently available to over
6.6 million addressable subscribers in the UK alone, Private Blue has also secured an international satellite feed on the SIRIUS 2 satellite. This means that our Private Blue signal is available for further expansion to subscribers in all territories of Europe from 23.00 to 05.00 Central European time every day of the year.

         Our Private Gold television channel, broadcasting under Dutch license, successfully launched in Hungary on the HCA Cable Association platform and in Hungary, Slovakia and the Czech Republic on cable systems and the UPC Direct satellite network in 2000. Private Gold also secured an international satellite feed on the AMOS 1 satellite. This will allow us to expand to subscribers in all territories in Europe from 24.00 to 04.00 Central European time, every day of the year. A second satellite feed, on the ASTRA satellite with Cryptoworks encryption, also became available in 2000. ASTRA is one of the leading satellite systems for direct-to-home transmission of television, radio and multimedia services in Europe. ASTRA currently has a fleet of nine satellites and transmits to 22 European countries.

         In 2001, we entered into an agreement with Canal Digital AS which provides for the distribution of the Private Gold television channel through Canal Digital in Sweden, Denmark and Finland as part of an exclusive joint venture agreement with IFPD. Canal Digital is jointly owned by the French company Canal+ and the Norwegian company Telenor. Canal Digital operates in the Nordic countries and is one of the leading suppliers of digital programs and services in the Nordic region. Canal Digital has more than 1.1 million card customers and over 700,000 subscribers to its services in the Nordic region.

         In 2001, the Private Gold and Private Blue television channels were contracted for distribution throughout Latin America by Pramer S.C.A. Pramer is the largest company in Latin America dedicated to producing, distributing and commercializing content for cable and satellite television. Pramer will be responsible for the satellite distribution, advertising and commercialization of the Private Blue and Private Gold channels throughout Latin America. Both channel signals are transmitted on the NSS 806 satellite that covers the entire South American continent making the channels available to all of Latin America's 15 million satellite and cable subscribers.

         In June 2001, we signed an agreement with Wizja TV to broadcast Private Gold in Poland. Wizja TV is one of the largest Direct to Home platforms in Poland with approximately 400,000 subscribers.

         We believe that currently our Private Gold and Private Blue channels are available to approximately 28 million potential viewers worldwide.

         In addition to the expansion of Private Gold and Private Blue, we signed other agreements concerning broadcasting of our content in 2000, including our agreement with media[netCom] AG.

         In August, 2000 we entered into a two-year motion picture licensing agreement with Playboy, which calls for us to supply Playboy with motion picture content for Playboy's television networks throughout the Americas. Under the agreement, Playboy will receive the exclusive rights to broadcast our content on their networks over the term of the agreement for a fixed payment amount.

         We also entered into agreements with Canal+ in 2000 to supply adult film content for Canal+'s television networks throughout Europe. Canal+ receives the exclusive rights to broadcast 75 titles from our library on their networks. The territories included are France, French speaking Belgium, the Netherlands, Luxembourg, Scandinavia, Spain and Italy. CANAL+ is one of Europe's largest Pay-TV operators with approximately 15.5 million subscriptions to its different offerings and approximately 5.8 million digital subscribers as of June 30, 2001.

INTERNET SERVICES

         Our Internet team has combined our extensive media library with the newest technology to create what we believe to be one of the best adult websites, www.private.com. We believe that the rapid growth of the e-commerce market and increased access to the Internet by consumers has created an opportunity for us to use our proprietary content assets through distribution over the Internet. During the first six months of 2001, Private.com offered its more than 84,000 paying members (approximately 37,000 subscribers and 47,000 dial-up callers) access to high quality adult media content, including over 200,000 pages of magazine pictures, photosets, stories, interactive search galleries and access to video clips from more than 400 Private movies. Private members also get access to live, webcam, and contact/personals content. Private acquires customers primarily through our placements in DVDs, videos, magazines and broadcast programming with minimal incremental cost. We also acquire new customers by establishing partnerships with leading portals, including Excite, Lycos, T-online, Prisacom and other leading e-commerce websites.

         Due to Private.com's recognized brand name among adult site purveyors, we have many customers who have the confidence to make credit card payments to us. Current subscriptions prices are $29.95 for a month's subscription and $149.95 for an annual subscription. Consumers wishing to avoid credit card payments or not having a credit card can access Private.com content through so-called "dialer access" by dialing into a premium rate number and paying a per minute fee that varies depending on the country. Private.com generates additional sales from our customer base by cross-selling our retail products such as videos and DVDs through the Private.com shop. Private.com can offer a consumer who views content on the website an immediate opportunity to purchase that content, on magazine, DVD or video, in our on-line store. Our websites are currently generating traffic of approximately 2.5 million visits per month and more than 60 million pages views served per month. In 2000, Private.com won the "Award du X" at the Erotic Trade Fair in Brussels, Belgium. We currently maintain a staff of 40 full time Internet employees with more than 10 focusing on technology and the concentrating on website production, sales and marketing and customer support.

         We have also developed a website called Privatespeed.com, offering broadband customers access to our complete collection of movies and video content through video-on-demand. Privatespeed has a two pronged strategy for acquiring customers to its prepaid service: by partnering with broadband ISP's who host our content and distribute products to their installed customer bases and by targeting broadband customers directly, who view the content over the Internet. Privatespeed.com has sold over 150,000 minutes directly to consumers since it launched in May 2001. We are currently negotiating agreements with leading broadband ISP's. We believe that with Privatespeed.com we are well positioned among adult entertainment companies to take advantage of the transition to broadband content distribution.

         We market all of our products directly by e-mail, and had an e-mail list on June 30, 2001 of approximately 800,000 addresses. We also have direct links from our DVD and CD-Rom products to our Internet sites, where we can update such products quickly. We utilize a secure Web Pay application developed by Verisign which allows on-line processing of credit card payment transactions. We have in place a well-known protection program, netnanny, cyberpatrol, for minors which can be controlled by adults to limit access to our websites.

Licensees

         We license the right to use our trademarks and photo and video library to third parties.

         In December 1997, Milcap Media Limited entered into an Internet license agreement with Cyber Entertainment Network, which is in the business of developing and operating various adult websites. Under this agreement, we granted Cyber Entertainment use of the website Privategold.com. We provide this website with adult content and receive a percentage of the gross revenues from fees collected through the sale of memberships to the website. We received more than $160,000 per month in the year 2000 under this arrangement, an increase of 100% over 1999. We understand that Privategold.com received, as of January 2001, 350,000 visits per day.

         Our local German distributor VPS-Film Entertainment entered into a new agreement for the distribution of video-on-demand from our extensive video library on broadband Internet connections via the media[netCom] network in 2000. Media[netCom]'s customer distributes to local networks for further distribution to consumers. The 30 month agreement calls for our distributor to provide content for the entertainment service and for media[netCom] to market the service to its customer base of local networks.

         Our reseller program implemented through our websites, www.privatecash.com and www.prvtshops.com, provides other websites with promotional material designed to sell our products. The reseller program aims to attract adult industry and non-adult industry website owners and potential website owners to sell our products by means of a 25% commission program. We then fulfill orders through our network of distributors.

TRADEMARK LICENSING

The Private Collection

         Together with several licensees, we have developed a program to market and distribute high-quality branded merchandise over our websites and the websites of those licensees. Our licensed product lines include clothing, novelties, accessories, fragrances, leather goods, eyewear, nutritional supplements, aphrodisiacs and condoms. These products have been marketed principally through mail-order and retail outlets, including department and specialty stores.

         On November 30, 1995, Milcap Media Limited entered into a license agreement with Private Collection and granted Private Collection worldwide rights to own, operate, distribute, subcontract, market, advertise and promote merchandise including, rubber goods, vibrating products, pumps, electric items, lotions, lubricants, potions, aphrodisiacs, realistic rubber and latex products, condoms, dolls, jelly products, massagers, playing cards and other items that fall into these product groups, except the rights to greeting and trading cards, leather and other apparels and lingerie which were licensed on a non-exclusive basis.

         In 1999, the ownership of Private Collection was transferred to Doc Johnson Enterprises, a worldwide leader in the adult manufacturing and distribution business with more than 20 years of experience and a reputation for creative, innovative novelty products, and we renegotiated our 1995 agreement. Under the new five-year agreement, Doc Johnson Enterprises has the exclusive worldwide right to manufacture, distribute, sub-contract, market, advertise and promote a range of adult novelty products under the brand name "The Private Collection." We, in turn, are entitled to receive royalty income on a quarterly basis, with a guaranteed minimum payment. We also have a right to purchase at a special rate an unlimited amount of products manufactured under the agreement for our own distribution through the Internet, television home shopping and other similar media.

         Under the terms of the agreement, Doc Johnson Enterprises has agreed to maintain Private's high standards, to market "The Private Collection" with a pricing policy similar to that of comparable merchandise under the Doc Johnson brand name and to market the Private collection in a manner similar to that used by Doc Johnson for its own brands. We have agreed to promote "The Private Collection" through our own products and services.

         Nutritional Supplements, Drinks and Other Similar Products

         In October 1997, we entered into a licensing agreement with RH-Patent & Original AB to expand the market for nutritional supplements such as Private Passion, Private Kick, Cold Relief, Metabolize 2000, Sleep Eeze, Maxi Charge, and personal care products such as Brazilian Bronze, Waistline Management, Cellulite Regulator Gel and Tight Factor.

         RH-Patent & Original markets existing government approved products such as guarana-based energy drinks and aphrodisiacs, under labels such as Private, Private Passion and Private Kick, and distributes such products through its existing distribution network and in new markets. These products are also promoted for mail order and on the Internet

         In 1999, we signed an exclusive agreement with K-OS Distribution (UK) Limited for the distribution in Britain and Ireland of its Private Dynamite energy drink. Under the five-year agreement, K-OS can engage sub-distributors, licensees and selling agents within the specified territory to distribute, promote and sell the product. Private Dynamite is a premium-priced energy drink that can be drunk by itself or used as a mixer.

PROPRIETARY RIGHTS

         General

         We believe that our branded magazine titles and logos are valuable assets and are vital to the success and future growth of our businesses. We have filed trademark registration applications with respect to most of our trade names and logos. We believe that the name recognition and image that we have developed in each of our markets significantly enhance customer response to our sales promotions. We intend to aggressively defend our trademarks throughout the world, and we constantly monitor the marketplace for counterfeit products. We initiate legal proceedings from time to time to prevent unauthorized use of our trademarks.

         Piracy Problems

         According to figures from the Motion Picture Association of America, annual losses from video piracy are an estimated $250 million a year in the United States alone, and close to $3.0 billion a year worldwide; adult video represents approximately 14% of the video business.

         Piracy involving adult entertainment products and services is most prevalent in markets where pornography is illegal and in developing countries, including Eastern European countries, such as Russia, Poland and Romania. Piracy is so prevalent in many of these countries that we cannot distribute our products there, as piracy undercuts our price structure and eliminates profit margins. It is very difficult to enforce our proprietary rights in these markets.

         Another piracy problem concerns the Internet. We are currently unable to confirm that all mail order sites selling Private products actually sell our original products and not pirated copies. The problem stems from distribution procedures, which in the case of Internet, is straight from the Internet provider's order page to the consumer. Also, video streaming over the Internet renders it difficult for us to control the origin of what is shown.

         Our legal counsel handles most piracy problems and attempts to resolve these matters or litigate them on a case-by-case basis.

COMPETITION

         General Considerations

         Our products compete with other products and services that utilize leisure time or disposable income of adult consumers. The businesses in which we compete are highly competitive and service-oriented. We have few long-term or exclusive service agreements with our customers. Business generation is based primarily on customer satisfaction with key factors in a purchase decision, including reliability, timeliness, quality and price. We believe that our extensive and longstanding international operations, our brand name, image and reputation, as well as the quality of our content and our distributors, provide a significant competitive advantage over many of our competitors.

         Although we believe our magazines and videos are well-established in the adult entertainment industry, we compete with entities selling adult oriented products in retail stores, as well as through direct marketing. Many of these products are similar to ours.

         Over the past few years, the adult entertainment industry has undergone significant change. Traditional producers of softcore content as well as mainstream providers of media content have shifted to producing hardcore content. As a result, we face greater competition to distribute hardcore content. This shift has also led to industry consolidation, creating fewer, more financially formidable competitors.

         Magazines

         We meet with minimal direct competition from other publishers of hardcore adult magazines and paperback books. We believe that our print publications are dissimilar to other adult publications in style and format. The only similar business of which we are aware was represented by Rodox N.V., a Dutch/Danish corporation, which recently decided to discontinue its publishing operation.

         We do not believe there is presently any significant competition in this segment of our business. Magazines such as Playboy and Penthouse and similar print publications do not compete directly with our publications, since we consider them to be softcore publications. There are several hardcore publications in each country where our magazines are sold. In general, these are printed in limited editions and are of lower quality than our publications.

         Video & DVD

         The distribution of adult entertainment videocassettes and DVDs is a highly competitive business. Each format competes with the other as well as with other forms of entertainment. Revenue generation for motion picture entertainment products depends, in part, upon general economic conditions, but the competitive position of a producer or distributor is still greatly affected by the quality of, and public response to, the entertainment product it makes available to the marketplace. Competition arises from established adult video producers and from independent companies distributing low-quality material.

         Our primary competitors in the movie industry are adult motion picture studios, with in-house production and post-production capabilities. These include U.S. producers such as Video Company of America and Vivid Film, owned by Playboy, as well as Wicked Pictures, Evil Angel Productions and Metro Global Media Inc. Other competitors are smaller, but locally or regionally they are capable of quickly identifying niche markets that could compete for our customers. In addition, we also compete with other forms of media, including broadcast, cable and satellite television, direct marketing, electronic media and adult entertainment websites.

         Broadcasting

         The distribution of adult movies on cable and satellite television systems and hotel pay-per-view systems is highly competitive. Competition in this area is increasing in line with increasing consumer demand for hardcore adult entertainment generally. Our strongest geographical market position for cable and television and distribution is in Europe, with our adult channels, Private Gold and Private Blue, and licensing arrangements with established European television networks, such as Canal Plus.

         The strength of consumer demand for adult oriented cable programming is evidenced by the acquisition by Playboy of two hardcore U.S. cable channels from Vivid Film in July 2001. Until recently, Playboy's business has been largely confined to softcore adult entertainment and it has resisted entry into hardcore markets. Competition in this market has also been impacted by an increase in the number and availability of satellite "direct-to-home" transmission channels. Our cable and satellite television activities in the United States to date have been limited to licensing our content to channel operators, such as Playboy.

         In licensing, we experience competition from our video and DVD competitors. Our position in U.S. markets is not well established, and competition in this market is strong.

         In the United States, cable companies such as Time Warner Cable, TeleCommunications, Inc., or TCI and Cablevision Systems offer softcore services like the Playboy Channel. Other cable companies like American Cable Entertainment, Comcast Corporation and Greater Media offer explicit adult programming, such as that available from Spice and Exxxtasy Networks.

         The four largest cable providers are: TCI, Time Warner Cable, MediaOne and Comcast. TCI is the largest U.S. cable provider. In addition to softcore channels such as Playboy TV, AdulTVision, Spice Channel and The Adam & Eve Channel, there are seven hardcore video channels available in the U.S. exclusively on C-Band satellite television dishes, which are: Eurotica, Exotica, Exxxtasy, True Blue, X!, Xxxcite and XXXplore. Exotica, Exxxtasy and True Blue (offered by New Frontier Media, Inc.) offer uncensored hardcore material. Exxxtasy is the only U.S. hardcore adult channel being broadcast to Australia and the Pacific Rim.

         We have only recently entered the hotel pay-per-view market, which is an extremely competitive market. This is due primarily to our unwillingness to enter into a typical hotel pay-per-view agreement, which requires a licensor such as Private to license the movies to a hotel provider on a fixed fee basis for each film or video. We have recently entered into license agreements with a major hotel chain which provides for license fees based upon the number of rooms they service, and we are now intensifying our efforts to penetrate this segment of the market.

         Internet

         The Internet market for adult oriented content is expanding quickly. There are numerous adult media content websites competing with ours, most of which are free. Although consumer access to free websites may cause us to limit our ability to raise our prices, we see our chief competitors as adult pay websites that charge for their services and are operated by companies that possess global distribution, broadcasting and branding. Currently, there are few companies that fit this description, including Playboy.com, Penthouse.com and Vividvideo.com.

EMPLOYEES

         As of March 31, 1999, 2000 and 2001 we employed 67, 93 and 120 people, respectively, on a full-time basis. As of June 30, 2001, we had 140 employees.

         Our full-time editorial and post-production staff consists of an editor-in-chief, six executive editors and approximately seven editors, associate editors and assistant editors who oversee the quality and consistency of the artwork and editorial copy and manage the production schedule of each issue. The production of each issue requires the editors to coordinate the activities of a writer, a pencil artist, an inker, a colorist and a printer over a two-month period. The majority of this work is performed on our premises in Barcelona, Spain.

         The photographers and directors consist of freelancers who generally receive a flat fee. We have entered into agreements with some photographers, movie directors and writers under which such people have agreed to provide their services to us on an exclusive basis, generally for a period of one to three years.

         We believe that we have a good relationship with our employees. Currently, none of our employees is represented by a labor union.

GOVERNMENT REGULATION

         We operate in a highly regulated industry. This requires us to be socially aware and sensitive to government strictures, including laws and regulations designed to protect minors or which prohibit the distribution of obscene material. We take great care to comply with all applicable governmental laws and regulations in each jurisdiction where we conduct business. Moreover, we do not knowingly engage the services of any business or individual that does not adhere to the same standards. Since 1965, we have never been held to have violated any laws or regulations regarding obscenity or the protection of minors.

         Regulation of the Adult Entertainment Industry in the U.S.

         The following is a description of some of the laws and regulations in the United States which impact the adult entertainment industry. It is not an exhaustive description of all such laws. Moreover, we conduct business in over 35 countries around the world, each of which has its own regulatory framework. This regulatory environment is constantly changing in the geographical areas in which we conduct business, and in some instances laws which are enacted are subsequently determined by the courts to be unconstitutional.

         The Classification and Rating Administration of the Motion Picture Association of America, MPAA, a motion picture industry trade association, assigns ratings for age group suitability for theatrical and home video distribution of motion pictures. Submission of a motion picture to the MPAA for rating is voluntary, and we do not submit our motion pictures to the MPAA for review. However, with the exception of several titles which have been re-edited for cable television, most of the movies distributed by us, if so rated, would most likely fall into the "NC-17 - No Children Under 17 Admitted" rating category because of their depiction of nudity and sexually explicit content.

         The right to distribute adult videocassettes, magazines and DVD products in the United States is protected by the First and Fourteenth Amendments to the United States Constitution, which prohibits Congress or the several States from passing any law abridging the freedom of speech.

         The First and Fourteenth Amendments, however, do not protect the dissemination of obscene material, and several states and communities in which our products are distributed have enacted laws regulating the distribution of obscene material, with some offenses designated as misdemeanors and others as felonies, depending on numerous factors. The consequences for violating these state statutes are as varied as the number of states enacting them. Similarly, specific U.S. federal regulations prohibit the dissemination of obscene material. The potential penalties for individuals (including directors, officers and employees) violating the Federal obscenity laws include fines, community service, probation, forfeiture of assets and incarceration. The range of possible sentences requires calculations under the Federal Sentencing Guidelines, and the amount of the fine and the length of the period of the incarceration under those guidelines are calculated based upon the retail value of the unprotected materials. Also taken into account in determining the amount of the fine, length of incarceration or other possible penalty are whether the person accepts responsibility for his or her actions, whether the person was a minimal or minor participant in the criminal activity, whether the person was an organizer, leader, manager or supervisor, whether multiple counts were involved, whether the person provided substantial assistance to the government, and whether the person has a prior criminal history. In addition Federal law provides for the forfeiture of: (1) any obscene material produced, transported, mailed, shipped or received in violation of the obscenity laws; (2) any property, real or personal, constituting or traceable to gross profits or other proceeds obtained from such offense; and (3) any property, real or personal, used or intended to be used to commit or to promote the commission of such offense, if the court in its discretion so determines, taking into consideration the nature, scope and proportionality of the use of the property in the offense.

         With respect to the realm of potential penalties facing an organization such as ours, the forfeiture provisions detailed above apply to corporate assets falling under the statute. In addition, a fine may be imposed, the amount of which is tied to the pecuniary gain to the organization from the offense or determined by a fine table tied to the severity of the offense. Also factored into determining the amount of the fine are the number of individuals in the organization and whether an individual with substantial authority participated in, condoned, or was willfully ignorant of the offense; whether the organization had an effective program to prevent and detect violations of the law; and whether the organization cooperated in the investigation and accepted responsibility for its criminal conduct. In addition, the organization may be subject to a term of probation of up to five years.

         Federal and state obscenity laws define the legality or illegality of materials by reference to the U.S. Supreme Court's three-prong test set forth in Miller v. California, 413 U.S. 1593 (1973). This test is used to evaluate whether materials are obscene and therefore subject to regulation. Miller provides that the following must be considered: (a) whether "the average person, applying contemporary community standards" would find that the work, taken as a whole, appeals to the prurient interest; (b) whether the work depicts or describes, in a patently offensive way, sexual conduct specifically defined by the applicable state law; and (c) whether the work, taken as a whole, lacks serious literary, artistic, political or scientific value. The Supreme Court has clarified the Miller test in recent years, advising that the prurient interest prong and patent offensiveness prong must be measured against the standards of "an average person, applying contemporary community standards," while the value prong of the test is to be judged according to a reasonable person standard.

         We are engaged in the wholesale distribution of our products to U.S. wholesalers and/or retailers. We have taken steps to ensure compliance with all Federal, State and local regulations regulating the content of motion pictures and print products, by staying abreast of all legal developments in the areas in which motion pictures and print products are distributed and by specifically avoiding distribution of motion pictures and print products in areas where the local standards clearly or potentially prohibit these products. In light of our efforts to review, regulate and restrict the distribution of our materials, we believe that the distribution of our products does not violate any statutes or regulations.

         Many of the communities in the areas in which we offer or intend to offer products or franchises, have enacted zoning ordinances restricting the retail sale of adult entertainment products. We supply products only in locations where the retail sale of adult entertainment products is permitted.

         In February 1996, the U.S. Congress passed the Telecommunications Act. Some provisions of the Telecommunications Act are directed exclusively at cable programming in general and adult cable programming in particular. In some cable systems, audio or momentary bits of video of premium or pay-per-view channels may accidentally become available to non-subscribing cable customers. This is called "bleeding." The practical effect of Section 505 of the Telecommunications Act is to require many existing cable systems to employ additional blocking technology in every household in every cable system that offers adult programming, whether or not customers request it or need it, to prevent any possibility of bleeding, or to restrict the period during which the programming is transmitted from 10:00 p.m. to 6:00 a.m. Penalties for violation of the Telecommunications Act are significant and include fines and imprisonment. Surveying of cable operators and initial results indicate that most will choose to comply with Section 505 by restricting the hours of transmission. We believe that our revenues will be marginally adversely affected as a result of enforcement of Section 505. However, as digital technology (which is unaffected by Section 505) becomes more available, we believe that ultimately the impact will be insignificant.

         The National Defense Authorization Act of 1997 was signed into law in September 1996. One section of that legislation that began as the Military Honor and Decency Act or the Military Act, bans the sale or rental of sexually oriented written or videotaped material on property under the jurisdiction of the Department of Defense. A Federal Court has permanently enjoined enforcement of the Military Act and has prohibited the Department of Defense from changing its acquisition and stocking practices based on the Military Act. The government has filed an appeal and a decision by the Appellate Court is pending. The Military Act, if applicable to our products and enforceable, would prohibit the sale of our magazines and videos at commissaries, PX's and ship stores, and would adversely affect a portion of our sales attributable to such products. Based on preliminary estimates and current sales levels at such locations, we believe that any such impact would be immaterial.

         As discussed above, federal and state government officials have targeted "sin industries," such as tobacco, alcohol, and adult entertainment for special tax treatment and legislation. In 1996, U.S. Congress passed the Communications Decency Act of 1996, or the CDA. Recently, the U.S. Supreme Court, in ACLU v. Reno, held certain substantive provisions of the CDA unconstitutional. Businesses in the adult entertainment and programming industries expended millions of dollars in legal and other fees in overturning the CDA. Investors should understand that the adult entertainment industry may continue to be a target for legislation. In the event we must defend ourselves and/or join with other companies in the adult programming business to protect our rights, we may incur significant expenses that could have a material adverse effect on our business and operating results.

         Child Pornography and Non-Mainstream Content

         Roughly 90% of the adult material produced and distributed over the past 15 years contains mainstream sexual acts between consenting adults. The rest could be classified as specialty material which does not contain explicit sex, but which still involves consenting adults (i.e. fetish, bondage, etc.). Mainstream sex acts means intercourse, oral sex, anal sex, group sex, etc. Our adult movies do not contain any depictions, let alone actual performances of rape, sex with coercion, animals, urination, defecation, violence, incest or child pornography.

         Since 1990, the Free Speech Coalition has worked with the U.S. government to create a workable regulatory system designated to prevent minors from working in the adult industry. Child Protection Restoration and Penalties Enhancement Act of 1990 (18 U.S.C. section 2257) requires, in essence, that no one can work without having copies of their passport or driver's license, and a declaration under perjury of their age and true name, on file with a designated Custodian of Records, and available for inspection by law enforcement.

         As indicated above, all of our products are all in compliance with 18 U.S.C. Section 2257 and all models performing in our productions are 18 years of age or older.

         Internet Regulation

         Government regulation of the Internet is a rapidly developing area and, therefore, adds additional uncertainty to our business. New laws or regulations relating to the Internet, or more aggressive application of existing laws, could decrease the growth of our websites, prevent us from making our content available in various jurisdictions or otherwise have a material adverse effect on our business, financial condition and operating results. These new laws or regulations could relate to liability for information retrieved from or transmitted over the Internet, taxation, user privacy and other matters relating to our products and services. For example, the U.S. government has recently enacted laws regarding website privacy, copyrights and taxation. Moreover, the application to the Internet of other existing laws governing issues such as intellectual property ownership and infringement, pornography, obscenity, libel, employment and personal privacy is uncertain and developing.

         Regulation of the Internet outside the United States

         We may also be subject to claims based upon the content that is available on our websites through links to other sites and in jurisdictions that we have not previously distributed content in. Implementing measures to reduce our exposure to this liability may require us to take steps that would substantially limit the attractiveness of our websites and/or their availability in various geographic areas, which could negatively impact their ability to generate revenue.

         Regulation of the Internet Gaming Industry

         We recently entered into a licensing and profit sharing agreement with an online gaming business which offers sports betting as well as casino-style gambling using our trade names and media content. Although our agreement with this third party places responsibility for compliance with Internet gaming regulations on the third party, we may nonetheless be deemed to be a full partner in the joint venture and thus we may become subject to the gaming regulations of each jurisdiction in which this third party conducts business. In many instances the application of these regulations is still evolving and is, therefore, subject to a great deal of uncertainty. However, it is our understanding that online gaming is prohibited in most states and possibly by U.S. federal law. Therefore, we face the risk of prosecutions under U.S. state and federal laws. Furthermore, a number of other jurisdictions have recently enacted regulations designed to prohibit or curtail access to Internet gambling in their jurisdictions. Any such prosecutions in the United States and the regulations of other jurisdictions could have a material adverse effect on our business, results of operations and financial condition.

         In addition, any country in which citizens have access to the Internet could claim that we are required to qualify to do business as a foreign corporation in that country because of the availability of our online gaming facilities in that country.

PROPERTIES

         Leases

         In 1997, we relocated our principal administrative and operating offices from Stockholm to Barcelona. The Barcelona facility houses our administrative, editorial and operational offices, the data center, customer service, and some of the warehouse and fulfillment facilities. With the acquisition of our French distributor at the end of 1997, we also inherited some office space in Paris, France. Currently, we lease office space in Barcelona, Spain, Knegsel, the Netherlands, and Paris, France.

         Since May 27, 1997, Milcap Media Group is a lessee under an initial five-year term representing its operating corporate office. The lease was effective from the May 27, 1997. It is located at Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain. Average monthly base rental expense is approximately $13,400. We recognize the rent expense on a straight-line basis over the extended term of the lease. Additionally, the lease requires us to pay our proportionate share of the building's real estate taxes and operating expenses. The majority of this space is used by all of our operating groups, primarily for post production.

         Private Benelux is the lessee under a lease which terminates on July 31, 2006 (de Dintel 20) and July 31, 2008 (de Dintel 18) located in Knegsel. Average monthly base rental expense is approximately $2,716. We recognize the rent expense on a straight-line basis over the extended term of the lease. Additionally, the lease requires us to pay our proportionate share of the building's real estate taxes and operating expenses. We use the majority of this space for operating our distribution in the Benelux countries.

         Private France is the lessee under an expired term lease, which is now currently month-to-month, for approximately 50 square meters of corporate headquarters space located at 17, rue Charles de Gaulle - 78680 Epone, France. Subsequent to the term of the lease, the average monthly base rental expense is approximately $1,001. The rent expense is being charged to operations, on a monthly basis.

         Private North America is the lessee under a lease effective April 1, 2001, with a term of 5 years, for a 21,500 square foot office and warehouse facility located in Sun Valley, California. Average monthly base rental expense is $11,300. The rent expense is being charged to operations on a monthly basis. Additionally, the lease requires us to pay our proportionate share of the building's real estate taxes and operating expenses.

         Private Media Group maintains an office in the United States at 3230 Flamingo Road, Suite 156, Las Vegas, Nevada 89121. Presently, no office space is rented and the above address is simply a mailing address.

LEGAL PROCEEDINGS

         On June 7, 1999 the Swedish tax authority, Skattemyndigheten i Stockholm, instituted a proceeding against Milcap Media Limited, our wholly owned subsidiary, in the Administrative Court in Stockholm to seize assets as security in the event that the tax authority issues an assessment for corporate income tax against Milcap Media Limited. Although no tax assessment had been issued at that time, the Swedish tax authority was of the opinion that Milcap Media Limited had a permanent establishment in Sweden and therefore owed corporate income tax in Sweden for the income tax years 1995, 1996, 1997 and 1998. For purposes of the seizure proceedings, the tax authority has filed a seizure request for an arbitrary amount of SEK 17.7 million, which is not based upon the actual financial results of Milcap Media Limited. As a consequence, the Swedish tax authority has filed and obtained an order from the Administrative Court in Stockholm, without prior notice to Milcap Media Limited, to seize assets of Milcap Media Limited having a value of up to SEK 17.7 million.

         On December 20, 1999, Milcap Media Limited received an official notification from the tax authority with a statement that the tax authority had arbitrarily assessed Milcap Media Limited with income for the tax years mentioned above for a total amount of SEK 150 million, which is not based upon the actual financial results of Milcap Media Limited. The effective tax on the arbitrary income assessment would amount to around SEK 42 million plus fines of SEK 16.8 million. In addition, interest is payable on those amounts. However, Milcap Media Limited is appealing the assessment to the Administrative Court in Stockholm. The final outcome of the appeal is expected to take several years and we have applied for a postponement of payment of the taxes and fees until the case is settled. No final decision has been given.

         We believe that the opinion of the tax authority is without legal basis as Milcap Media Limited conducts no operations in Sweden and has no permanent establishment in Sweden. Accordingly, we believe that the opinion of the tax authority is incorrect and that no tax will be due when the case finally determined.

         In March 2000, Milcap Media Group entered into an agreement with a construction contractor, ACOMO S.L., providing for the construction of a new office building and warehouse facility located in Barcelona, Spain. Under the terms of the agreement, Acomo was to construct the facility and transfer title to the land and building to Milcap Media Group for a total purchase price of approximately 2,705 million pesetas, approximately SEK 149.3 million. Subsequently, Milcap Media Group entered into an agreement with Viosland Trade S.L., a company deemed to be controlled by our principal shareholder, whereby Viosland agreed to acquire Milcap Media Group's interest in the project and to assume all financial obligations to Acomo. Milcap Media Group granted a guarantee to Acomo in the event of non-payment by Viosland. As of June 30, 2001, 972 million pesetas, approximately SEK 53.7 million, has been paid to Acomo in respect of construction in progress.

         In July 2001, Acomo filed a civil action against Milcap Media Group and Viosland in Barcelona (Common Trial N. 298/2001) for approximately 479 million pesetas, approximately SEK 26.4 million, which Acomo claims is due for payment under the agreement, plus all future amounts which may fall due for payment over the course of the agreement. Milcap Media Group has filed an answer to this action, contending, among other things, that Acomo has not complied with some terms in the agreement and that accordingly no payment has fallen due. In any event, Viosland has committed to pay any amount found payable by Milcap Media Group.

         We are from time to time a defendant in suits for defamation and violation of rights of privacy, many of which allege substantial or unspecified damages, which we vigorously defended.

         We are presently engaged in litigation, most of which is generally incidental to the normal conduct of its business and is immaterial in amount. We believe that our reserves are adequate and that no such action will have a material adverse impact on our financial condition. However, there can be no assurance that our ultimate liability will not exceed our reserves.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

         The following table sets forth all of the current directors, executive officers and key employees of Private Media Group, their ages and the offices they hold with us. Executive officers and employees serve at the discretion of the Board of Directors. All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. The directors can be contacted at our headquarters in Barcelona, Spain.


                 Name                           Age          Position With Private Media Group or Subsidiary
------------------------------------            ---          -----------------------------------------------

Directors
---------

Berth H. Milton.....................             46          Chief Executive Officer, President and Director

Bo Rodebrant........................             48          Director

Robert L. Tremont...................             57          Director

Other Executive Officers and Key
--------------------------------
Employees
---------

Claes Henrik Marten Kull............             36          Chief Marketing Officer, Private Media Group;
                                                             Marketing Manager, Milcap Media Group

Javier Sanchez......................             40          Chief Operating Officer, Private Media Group;
                                                             General Manager, Milcap Media Group

Johan Gillborg......................             39          Secretary and Chief Financial Officer, Private
                                                             Media Group; Chairman, Private France;
                                                             Chairman, Private Benelux; Administrator,
                                                             Milcap Media Group

Philip Christmas....................             40          Vice President, Chief Financial Officer
                                                             designate, Private Media Group, Chief Financial
                                                             Officer, Milcap Media Group

Ad Heesbeen.........................             46          Managing Director of Private Benelux B.V.

Jean-Pierre Michel..................             46          Managing Director of Private France S.A.


         The following sets forth certain information with respect to the persons who are members of the Board of Directors, executive officers or key employees of Private Media Group:

Berth H. Milton was appointed to the Board of Directors of Private Media Group in February 1998 and was the Corporate Secretary from June 1998 until February 1999. In February 1999 Mr. Milton was appointed Chairman of the Board and Chief Executive Officer of Private Media Group. Mr. Milton has been Administrator of Milcap Media Group from its inception until June 2000 and has been acting as an advisor to the Milcap Media Group since 1991. Mr. Milton is active in several international industry and real estate projects and developments.

Bo Rodebrant was appointed as a Director of Private Media Group in August 1998. Mr. Rodebrant has operated his own accountancy and management consulting services, R&S Ekonomiservice, since 1986. Prior to that time he co-founded an ice cream business, Hemglass, which was the largest of its kind in Stockholm, Sweden. The business was sold by Mr. Rodebrant in 1986. Mr. Rodebrant holds a degree in construction engineering which he received in 1974.

Robert L. Tremont was appointed to our Board of Directors in September 1998. Since 1980 Mr. Tremont has owned and operated a number of businesses in the adult entertainment industry. Mr. Tremont is a principal in

Sundance Associates and Private Collection, which companies were the exclusive distributors for most of our products in the United States and Mexico until April 2001, when we assumed the distribution of our products through the acquisition of specified assets from Mr. Tremont's controlled company, Anton Enterprises d.b.a Private North America. He has also been active in political and lobbying activities for the adult entertainment industry, serving for several years as President of the Free Speech Coalition. Mr. Tremont received a Bachelors of Arts degree from the University of Minnesota and a Masters of Arts degree from the University of the Americas in Mexico City.

Claes Henrik Marten Kull joined the Milcap Media Group in 1992 as a sales manager, and has been Milcap Media Group's Marketing Manager since 1993, and was appointed Chief Marketing Officer of Private Media Group in August 1998, with his main responsibilities being to identify and open up new markets and negotiate with distributors. Since he began working for the Private Media Group in 1992, it has commenced distribution in approximately 25 new countries. From 1991 to 1992 he operated his own business (his business partner was Johan Gillborg) which acted as a sub-contracted sales force for Securitas Direct of Sweden. From 1988 to 1991 he managed a private import and trading corporation, which became the start of his career as an entrepreneur and sales professional.

Javier Sanchez was appointed as the Chief Operating Officer of Private Media Group, Inc. in August 1998, and has been the General Manager of Milcap Media Group, member of the Board of Milcap Media Group and Private France, and minority shareholder of Milcap Media Group since its incorporation in 1991. He has been a member of the Board of Milcap Publishing Group AB since its incorporation in 1994 until 1997. From 1988 to 1991 he was the Operations Director of a mid-size printing company near Barcelona. From 1984 to 1987 he was the Production Manager of a major printing company in Barcelona.

Johan Gillborg was appointed as Chief Financial Officer of Private Media Group in August 1998 and has been the Chairman and Managing Director of Milcap Publishing Group AB from 1994 until January 2000. During the year 2000 he became Chairman of Private Benelux and Private France. Following the completion of the 2001 offering, Mr. Gillborg will take the position as Director of Business Development. Mr. Gillborg joined the group in 1992 as Marketing Consultant. From 1991 to 1992 he operated his own business which acted as sub-contracting sales force for Securitas Direct of Sweden (together with Mr. Kull). From 1988 to 1990, Mr. Gillborg served as a general manager in the hotel business in the United Kingdom and Portugal. Mr. Gillborg holds a Bachelor's Degree in Business Administration from Schiller International University in London.

Philip Christmas was appointed Vice President, in August 2001 and is expected to assume the position of Chief Financial Officer of Private Media Group following the completion of this offering. Prior to this time Mr. Christmas was employed by PricewaterhouseCoopers and its predecessor firm, Coopers & Lybrand, since 1988. While employed by PricewaterhouseCoopers he was responsible for carrying out audits of multinational and local companies and, more recently, he has provided transaction services to clients acquiring businesses in Spain. Mr. Christmas is a member of the Institute of Chartered Accountants of England and Wales and of ROAC (Official Register of Auditors) in Spain.

Ad Heesbeen has been the Managing Director of Private Benelux (formerly known as Extasy Video B.V.) since 1989, when he founded the distribution business which was purchased by Private Media Group in 2000. Prior to founding Extasy Video, Mr. Heesbeen was partner in Exclusief Film & Video B.V., a mainstream video distribution company which was founded in 1986.

Jean-Pierre Michel has been the Managing Director of Private France S.A. since 1994, when he started the distribution business which was purchased by Milcap Media Limited Group in 1997. Prior to joining the Milcap Media Group, Mr. Michel was the COO of Polygram France and was mainly active in the marketing division. Prior thereto he was active in the video and magazine industry and was sales manager for Antares, Sevres, France and Echo S.A., Boulogne, France.

Committees of the Board of Directors

         Our Board of Directors currently has three committees: (1) an Audit Committee, (2) a Compensation Committee, and (3) an Executive Committee.

         Our Audit Committee is currently comprised of two directors, Bo Rodebrant and Robert Tremont, and our Chief Financial Officer, Johan Gillborg. The Audit Committee reviews and recommends to the Board, as it deems necessary, our internal accounting and financial controls and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee makes recommendations to our board of directors concerning the engagement of independent public accountants and the scope of the audit to be undertaken by the accountants.

         Our Compensation Committee is currently comprised of Messrs. Milton and Sanchez. The Compensation Committee reviews and, as it deems appropriate, recommends to our board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. It exercises all authority under any employee stock option plans as the Committee therein specified, unless our board of directors resolution appoints any other committee to exercise such authority, and advises and consults with our officers as may be requested regarding managerial personnel policies. The Compensation Committee also has such additional powers as may be conferred upon it from time to time by our board of directors.

         The Executive Committee is comprised of Messrs. Milton, Kull and Sanchez. The Executive Committee is authorized, subject to certain limitations, to exercise all of the powers of our board of directors during periods between board meetings.

Compensation of Directors

         None of our directors received any compensation during the most recent fiscal year for serving in their position as a director. No plans have been adopted to compensate directors in the future. However, in 1999, we adopted the 1999 Employee Stock Option Plan which authorizes stock options to be issued to directors.

         We may in the future, at its discretion, compensate directors for attending board of directors and committee meetings and reimburse the directors for out-of-pocket expenses incurred in connection with attending such meetings.


Executive Compensation

         The following table summarizes all compensation paid to our Chief Executive Officer and to our other most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000, the Named Executive Officers, for services rendered in all capacities to us during the fiscal years ended December 31, 2000, 1999 and 1998. No other executive officer of Private Media Group earned compensation in excess of $100,000 in each of these periods.

                                               Summary Compensation Table
             Name and Principal Position               Fiscal                 Annual Compensation
                  During Fiscal 2000                    Year                      Salary ($)
                                ----                    ----                      ----------
            Berth H. Milton.............                2000                         151,000
            President and CEO (1)                       1999                         151,000
                                                        1998                         144,000

            Javier Sanchez..............                2000                         150,262
            Chief Operating Officer,                    1999                         150,262
            Private Media Group, Inc.                   1998                         143,274
            General Manager, Milcap
            Media Group

            Aggregate compensation for
            all executive officers and
            directors...................                2000                         678,953
                                                        1999                         491,769
                                                        1998                         460,779

----------

(1)  Mr.Milton was appointed as our CEO in February 1999.

Compensation Committee Report

         We maintain a Compensation Committee, which currently consists of one director, who is also our Chief Executive Officer, Berth Milton, and our Chief Operating Officer, Javier Sanchez. The Compensation Committee approves salary practices for the Chief Executive Officer, and sets performance objectives and establishes the compensation of the Chief Executive Officer, subject to the review and approval of our board of directors' outside independent directors. The compensation of other executive officers is reviewed and set by the Chief Executive Officer, after review and consultation with the other members of the Compensation Committee.

         Our policy in compensating executive officers is to establish methods and levels of compensation that will provide strong incentives to promote our profitability and growth and reward superior performance. Compensation of executive officers includes salary as well as stock-based compensation in the form of stock options under our Employee Stock Option Plan. During 2000, salary accounted for all the executive officers' direct compensation. No new stock option grants were made. However, initial stock option grants in 1999 to executive officers continue to vest quarterly. We believe that the existing compensation of our executive officers should be sufficient to attract and retain highly qualified personnel and also provide meaningful incentives for measurably superior performance.

         To date we have relied upon cash flow from operations as our principal source of working capital. As a result, we have placed special emphasis on equity-based compensation, in the form of options, to preserve our cash for operations. This approach also serves to match the interests of our executive officers with the interest of our shareholders. We seek to reward achievement by our executive officers of long and short-term performance goals, which are measured by factors including improvements in revenue and profitability, and successfully developing new products and markets.

         Included in the factors considered by the Compensation Committee in setting the compensation of our Chief Executive Officer were growth in sales, and the development new products, expansion of our markets and establishing strategic business relationships.

         During 2000, we made significant progress in connection with our efforts to increase sales, develop new products and establish strategic business relationships. Although we made substantial progress in the growth of our business, Mr. Milton, our Chief Executive Officer, voluntarily elected to forego any increase in his compensation for 2000, in order to maximize our use of working capital.

Compensation Committee Interlocks and Insider Participation

         Our Compensation Committee is currently comprised of Messrs. Milton and Sanchez, who are our Chief Executive Officer and Chief Operating officer, respectively, and served in these capacities during the 2000 fiscal year. During the last fiscal year, none of our executive officers served on our board of directors or Compensation Committee of any other entity whose officers served either on our board of directors or Compensation Committee.

Performance Graph

         The following graph compares on a cumulative basis the yearly percentage change, assuming dividend reinvestment, over the three fiscal years in (a) the total shareholder return on our common stock with (b) the total return on the Standard & Poors SmallCap 600 Index and (c) the total return on a peer group. The Standard & Poors SmallCap 600 index includes companies with an average market capitalization of approximately $615.6 million, with the largest company having a capitalization of approximately $3.4 billion. The peer group is an index weighted by the relative market capitalization of the following two companies, which were selected for being in an industry related to ours (provider of adult content). The two are Playboy and New Frontier Media. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.

              COMPARISON OF CUMULATIVE TOTAL RETURN SINCE LISTING*
             AMONG PRIVATE MEDIA GROUP, INC., S&P SMALLCAP 600 INDEX
                                 AND PEER GROUP


                                     December 31,   December 31,    February 28,
                                         2000           1999            1999
                                     ------------   ------------    ------------

Private Media Group, Inc...........       195             152            100
S&P SmallCap 600 Index.............       138             124            100
Peer Group.........................        40              90            100

------------

* $100 invested on 2/28/99 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.


Employee Stock Option Plan

         Our 1999 Employee Stock Option Plan was adopted by our board of directors and shareholders in 1999. The Plan allows us to grant options to purchase common stock to designated employees, executive officers, directors, consultants, advisors and other corporate and divisional officers of Private Media Group.

         The Plan authorizes us to grant stock options exercisable for up to an aggregate of 3,600,000 shares of common stock. No stock options may be granted under the Plan, after the Plan expires, on March 1, 2004. If a stock option expires, terminates or is cancelled for any reason without having been exercised in full, the shares of common stock not purchased under the Plan are available for future grants.

         The purchase price (exercise price) of option shares must be at least equal to the fair market value of such shares on the date the stock option is granted or such later date we may specify. The stock option is exercisable for a period of ten years from the date of grant or such shorter period as is determined by us. Each stock option may provide that it is exercisable in full or in cumulative or non-cumulative installments, and each stock option is exercisable from the date of grant or any later date specified in the option. We have the authority under the Plan to take certain actions, including the authority to accelerate vesting schedules and to otherwise waive or adjust restrictions applicable to the exercise of stock options.

         Unless otherwise provided by us, an optionee may not exercise a stock option unless from the date of grant to the date of exercise the optionee remains continuously in our employ. If the employment of the optionee terminates for any reason other than death, disability or retirement at or after the age of 65, (1) the stock options then currently exercisable will remain exercisable for a period of 90 days after that termination of employment (except that the 90 day period is extended to 12 months if the optionee dies during such 90 day period), unless those stock options expire prior to the expiration of 90 days, and (2) the stock options then not exercisable will terminate as of the date of termination of employment.

         Our board of directors may at any time suspend, amend or terminate the Plan. Shareholder approval is required, however, to (1) materially increase the benefits accruing to optionees, (2) materially increase the number of securities which may be issued (except for adjustments under anti-dilution clauses), or (3) materially modify the requirements as to eligibility for participation. The Plan authorizes us to include in stock options provisions which permit the acceleration of vesting in the event of a change in control of Private Media Group as defined under the Plan.

         As of August 17, 2001, 1,647,850 options were outstanding under the Plan with an average exercise price of $5.20. Options for 1,952,150 shares of common stock remained available for grant as of such date. Future grants under the Plan will be made at our discretion.

Option Grants in the Last Fiscal Year

         We did not grant any stock options to the individuals named in the Summary Compensation Table above in the year ended December 31, 2000.

         The following table summarizes information regarding the number and value of all options to purchase our common stock held by the named executive officers.

                         AGGREGATED OPTION EXERCISE IN LAST FISCAL YEAR
                                AND FISCAL YEAR-END OPTION VALUES

                                                                                    Number of           Value of
                                                                                   Securities         Unexercised
                                                                                   Underlying         In-the-Money
                                                                                   Unexercised        Options/SARs
                                                                                 Options/SARs at     at Fiscal Year
                                                                                 Fiscal Year End         End($)*
                                                                                 ---------------         -------

                            Shares Acquired on                                     Exercisable/       Exercisable/
Name                            Exercise(#)            Value Realized ($)         Unexercisable      Unexercisable**
----                            -----------            ------------------         -------------      ---------------
Berth H. Milton                      -                         -                 135,000    45,000  394,387   131,462
Javier Sanchez                       -                         -                 135,000    45,000  394,387   131,462

___________

*Based on the closing price of our common stock on the last trading day of the fiscal year ended December 31, 2000.

** Weighted average exercise price for vested options only has been used. Unvested options vest quarterly, and the exercise price of the unvested (unexercisable) options is the fair market of the common stock on each vesting date.

Related Party Transactions

         We have a short-term loan to an entity controlled by Mr. Milton in the amount of SEK 6.8 million, SEK 4.5 millio and SEK 4.8 million at December 31, 1999, 2000 and June 30, 2001, respectively. The loan bears interest at the rate of 10% per annum and has no maturity date.

         On March 31, 1998, two of our wholly owned subsidiaries, together with Zebra Forvaltings AB, Sweden "Zebra", an affiliated company of Berth Milton, purchased all of the outstanding capital stock of Viladalt, Spain from its shareholders, none of whom is related to Private Media Group or Mr. Milton, for the sum of approximately $2.7 million. It was agreed that our subsidiaries would own 69% of the Viladalt shares, Zebra would own 31% of the Viladalt shares, and that each party would be responsible for its proportionate share of the purchase price. To avoid the appearance of a conflict of interest, Zebra agreed to sell its interest in Viladalt to us at Zebra's cost when and if the Viladalt interest was sold by us. The principal asset of Viladalt is a country house in the Barcelona, Spain area known as Casa Retol de la Sarra. The Viladalt property was acquired by us as a real estate investment and has been utilized as a filming location for certain of our film and video productions. In July, 2001, Viladalt entered into an agreement to sell certain land and building for a consideration of SEK 29.0 million. The sale closed in July, 2001 and we received the cash consideration and repaid related outstanding long-term borrowings of SEK 9.5 million.

         Peach Entertainment Distribution was a party to an exclusive Distribution Agreement with Sundance Associates, Inc. which had been in effect since 1995. Robert Tremont, a Director of Private Media Group, is the sole shareholder of Sundance. The Distribution Agreement granted to Sundance the exclusive rights to distribute in the United States and Mexico specified products, including magazines, videocassettes, DVDs, CD-ROMs and laser discs. Royalties were paid by Sundance to Peach Entertainment Distributors in accordance with an agreed royalty schedule. The Distribution Agreement automatically renewed for successive one year terms and was cancelable by either party prior to the end of each one year term. During the 12 month periods ended December 31, 1998, 1999 and 2000, Sundance paid royalties to Peach Entertainment Distributors of $2.2 million, $2.1 million and $ 2.8 million, respectively. On April 1, 2001, we acquired the inventory and certain contracts of our U.S. distributor, Anton Enterprises, Inc. d.b.a. Private North America, for a total consideration of SEK 9,091,250, payable quarterly in 12 equal payments commencing in July 2001. Anton Enterprises, Inc. d.b.a. Private North America was under the control of Mr. Tremont and had taken over the Distribution Agreement from Sundance.

         Our Spanish subsidiary, Milcap Media Group, has issued a guarantee of indebtedness to Viosland, a company deemed to be controlled by our principal shareholder. The guarantee relates to the financing of the construction of a new office and warehouse located in Barcelona, Spain, part of which is proposed to be leased by us at its fair rental value upon completion of construction. The guarantee requires Milcap Media Group to pay the general contractor for costs of construction if not paid by Viosland. We do not believe that Milcap Media Group will be required to pay any significant amounts related to this guarantee.

         The foregoing transactions were approved by a majority of our disinterested directors and are believed to be on terms no less favorable to us than could be obtained from unaffiliated third parties on an arms-length basis.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table presents certain information as of August 17, 2001, regarding the beneficial ownership of common stock, both before and after giving effect to the sale of shares of common stock in this offering, by (1) each of our directors, our Chief Executive Officer and certain other executive officers, individually, (2) all persons known by us to be beneficial owners of five percent or more of our common stock, and (3) all of our directors and executive officers as a group. Unless otherwise noted, the persons listed below have sole voting and investment power and beneficial ownership with respect to such shares. The table assumes that the underwriters do not exercise their over-allotment option

                                                                                          Percent         Percent
                                                Number of Shares                       Beneficially     Beneficially
                                                Beneficially Owned        Shares       Owned Before     Owned After
Name and Address (1)                            Before Offering (1)       Offered        Offering         Offering
--------------------                            -------------------       -------        --------         --------
Berth H. Milton (2)                                   23,763,001                -          48.1%            43.0%

Senate Limited (3)                                     5,025,000                -          17.8%            14.8%
3 Bell Lane, Gibraltar

Chiss Limited (4)                                      4,200,000                -          14.9%            12.4%
3 Bell Lane, Gibraltar

Bajari Properties Limited (5)                          1,875,000                -           6.7%             5.5%
7 Myrtle Street, Douglas, Isle of Man

Pressmore Licensing Limited                            1,875,000                -           6.7%             5.5%
P.O. Box N-341, Nassau, Bahamas

Perrystone Trading Limited                             1,875,000                -           6.7%             5.5%
P.O. Box 171, Providenciales, Turks & Caicos

Solidmark (Gibraltar) Ltd.                             1,875,000                -           6.7%             5.5%
3 Bell Lane, Gibraltar

Churchbury Limited                                     1,776,000          600,000           6.3%             3.5%
3 Bell Lane, Gibraltar (6)

Kingston Finance Ltd.                                  1,875,000                -           6.7%             5.5%
Wickhams Cay, Road Town, Tortola, BVI

Marten Kull (7)                                          360,000                -           1.3%             1.1%

Johan Gillborg (8)                                       240,000                -              *                *

Javier Sanchez (9)                                       172,500                -              *                *

Bo Rodebrant (10)                                         57,000                -              *                *

All Executive Officers and Directors                  24,592,501                -          49.3%            44.2%
as a group (11)

____________
  *      Denotes less than 1%

(1) Beneficial ownership is determined in accordance with rules of the SEC, and includes generally voting power and/or investment power with respect to securities. Shares of common stock which may be acquired upon exercise or conversion of warrants, options or preferred stock which are currently exercisable or exercisable within 60 days of August 17, 2001, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Except as indicated by footnote, to the knowledge of Private Media Group, the persons named in the table above have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Includes 21,000,000 shares of common stock issuable upon conversion of 7,000,000 of ours $4.00 Series A Convertible Preferred Stock and 101,918 shares of common stock which have accrued as dividends on the Preferred Stock. Mr. Milton is indirectly the beneficial owner of the 7,000,000 shares of $4.00 Series A Convertible Preferred Stock and 622,583 shares of common stock owned of record by Slingsby Enterprises Limited. The amount also includes (i) 1,875,000 shares of common stock owned by Bajari Properties Limited, of which Mr. Milton is the sole shareholder, (ii) 142,500 shares issuable upon exercise of options issued under our Employee Stock Option Plan. His address is c/o Private Media Group, Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain.

(3) Cornelia Strehl is the sole shareholder of Senate Limited and, therefore, may be deemed to be the beneficial owner of these shares.

(4) Andrea Armas is the sole shareholder of Chiss Limited and, therefore, may be deemed to be the beneficial owner of these shares.

(5) Berth Milton is the sole shareholder of Bajari Properties Limited. Therefore, these shares may be deemed to be beneficially owned by Mr. Milton and are also reflected as being beneficially owned by Mr. Milton, individually, in the above table.

(6) Jacqueline Baker is the sole shareholder of Churchbury Limited and, therefore, may be deemed to be the beneficial owner of these shares.

(7) Includes 135,000 shares issuable upon exercise of options issued under our Employee Stock Option Plan. Mr. Kull's address is c/o the Private Media Group, Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain.

(8) Includes 135,000 shares issuable upon exercise of options issued under our Employee Stock Option Plan. Mr. Gillborg's address is c/o Private Media Group, Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain.

(9) Includes 142,500 shares issuable upon exercise of options issued under our Employee Stock Option Plan. Mr. Sanchez's address is c/o Private Media Group, Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain.

(10) Includes 57,000 shares issuable upon exercise of options issued under our Employee Stock Option Plan. Mr. Rodebrant's address is c/o Private Media Group, Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain.

(11) Includes 21,000,000 shares of common stock issuable upon conversion of the outstanding 7,000,000 shares of $4.00 Series A Convertible Preferred Stock, 622,583 shares of common stock owned of record by Slingsby Enterprises Limited, 1,875,000 shares of common stock owned by Bajari Properties Limited, 101,918 shares of common stock which have accrued as dividends on the Preferred Stock and 612,000 shares issuable upon exercise of outstanding options under our Employee Stock Option Plan.

                              SELLING SHAREHOLDERS

         The following table sets forth information with respect to the ownership of shares of Private Media Group's common stock, including outstanding options and warrants, immediately before and after completion of the offering.

                                                                                                            Shares      Percentage
                                                                     Shares       Percentage                owned       ownership
                                                                     owned        ownership    Number of    after       after
                                                       Number of     after        after        Shares       offering    offering
                                                       Shares sold   offering     offering     sold         assuming    assuming
                                                       assuming no   assuming no  assuming no  assuming no  full        full
                                          Percentage   exercise of   exercise of  exercise of  exercise of  exercise of exercise of
                                          ownership    the over-     the over-    the over-    the over-    the over-   the over-
                        Shares owned      before       allotment     allotment    allotment    allotment    allotment   allotment
Shareholder             before offering   offering     option        option       option       option       option      option
----------------------- ---------------   --------     -----------   -----------  -----------  -----------  ----------- -----------
AJJM Heesbeen Beheer BV     416,928          1.5%       100,000        316,928       0.9%       100,000        316,928     0.9%
Churchbury Limited        1,776,000          6.3%       600,000      1,176,000       3.5%       600,000      1,176,000     3.5%
Perrystone Trading
  Limited                 1,875,000          6.7%          -         1,875,000       5.5%       850,000      1,025,000     3.0%
Ulf Ashund                   80,000          0.3%          -            80,000       0.2%        50,000         30,000     0.1%
-----------------------   ---------         ----        -------      ---------      -----     ---------      ---------     -----
Total selling
shareholders*..........   4,147,928         14.7%       700,000      3,447,928      10.1%     1,600,000      2,547,928     7.5%

________________
* Includes shareholders that have agreed to sell shares if the over-allotment option is exercised.


         The following table sets forth certain information with respect to the common stock of Private Media Group immediately before and after completion of the offering, based on common stock outstanding as of August 17, 2001.

                                                                                                            Shares      Percentage
                                                                     Shares       Percentage                owned       ownership
                                                                     owned        ownership    Number of    after       after
                                                       Number of     after        after        Shares       offering    offering
                                                       Shares sold   offering     offering     sold         assuming    assuming
                                                       assuming no   assuming no  assuming no  assuming no  full        full
                                          Percentage   exercise of   exercise of  exercise of  exercise of  exercise of exercise of
                                          ownership    the over-     the over-    the over-    the over-    the over-   the over-
                        Shares owned      before       allotment     allotment    allotment    allotment    allotment   allotment
Name                    before offering   offering     option        option       option       option       option      option
----------------------- ---------------   --------     -----------   -----------  -----------  -----------  ----------- -----------
Shares of selling
shareholders*             3,939,464         14.0%       700,000      3,239,464       9.5%     1,600,000      2,339,464     6.9%
Shares in lock-up        15,926,553         56.5%                   15,926,553      46.9%                   15,926,553    46.9%
Other shares              8,308,729         29.5%                   14,808,729      43.6%                   15,708,729    46.2%
-----------------------  ----------         ----        -------     ----------     ------     ---------     ----------   -------
Total.................   28,174,746        100.0%       700,000     33,974,746     100.0%     1,600,000     33,974,746   100.0%

________________
*   Excludes unexercised options and warrants.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001, of which (1) 28,174,746 shares were outstanding as of August 17, 2001, and (2) 10,000,000 shares of preferred stock, $.001 par value, of which 7,000,000 shares of $4.00 Series A Convertible Preferred Stock were issued and outstanding as of August 17, 2001.

         Common Stock

         Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders entitled to vote. Shareholders are not entitled to cumulate their votes for the election of directors. Holders of our common stock are entitled to such dividends as our board of directors may declare from time to time, in the manner and on the terms and conditions provided by law and our articles of incorporation. Upon our liquidation, dissolution or winding, the holders of our common stock are entitled to receive ratably our net assets available after (1) payment of all debts and other liabilities, and (2) payment in full to holders of our preferred stock then outstanding, if any, of any amount required to be paid under the terms of such preferred stock. Holders of our common stock to not have any preemptive rights.

         Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

         Preferred Stock

         Our Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock. Our board of directors is authorized, without further shareholder action, to issue such shares in one or more series, and to fix the rights, preferences, privileges and restrictions of such shares, including dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, amounts payable upon liquidation and the number of shares constituting any series or the designation of such series. If such preferred stock is issued, it will rank senior to our common stock in respect of rights to receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of Private Media Group. Our issuance of preferred stock may have the effect of delaying, deferring, discouraging or preventing a third party from acquiring a majority of our outstanding voting stock or other change in control of us without further action by the shareholders, and may adversely affect the voting and other rights of the holders of the common stock, including the loss of voting control to others. Our board of directors does not at present intend to seek shareholder approval prior to issuing any such preferred stock, unless required to do so by law or applicable listing standards.

         Each share of the 7,000,000 outstanding preferred stock has been designated as $4.00 Series A Convertible Preferred Stock, and provides for a 5% annual stock dividend to be paid quarterly in shares of common stock, valued at the average closing price of common stock for the 20 consecutive days prior to the quarterly record date, as reported by Nasdaq or NASD, Inc. OTC Bulletin Board. Each outstanding share of preferred stock is convertible at any time into three shares of common stock. However, if at any time our common stock has a closing price of less than $1.34 per share for 20 consecutive days, the outstanding preferred stock may be converted, at the option of the holder of such preferred stock, into common stock at a 20% discount to the five day average closing price, prior to the date of conversion.

         Slingsby Enterprises Limited, Dublin, Ireland currently owns 100% of our 7,000,000 $4.00 Series A Convertible Preferred Stock. Slingsby Enterprises Limited is directly or indirectly controlled by Berth H. Milton, our Chief Executive Officer and a Director of Private Media Group.

         Warrants

         On January 28, 2000, we acquired all of the outstanding shares of Extasy Video for total consideration of SEK 27.3 million. The consideration included warrants to purchase 208,464 shares of our common stock. The warrants are exercisable during the period January 28, 2001 to January 28, 2004 at an exercise price of $9.63 per share. Each of the outstanding warrants contains anti-dilution provisions that protect the warrant holders against dilution in certain events, including but not limited to stock dividends, stock splits, reclassification, or mergers. A warrant holder will not possess any rights as a shareholder. Shares of common stock, when issued upon the exercise of the warrants in accordance with the terms thereof, will be fully paid and non-assessable.

         Indemnification

         We have the power to indemnify our directors and officers against liability for certain acts pursuant to the laws of Nevada, our state of incorporation. In addition, under our Articles of Incorporation, no director, officer or agent is personally liable to the corporation or its shareholders for monetary damages arising out of a breach of such person's fiduciary duty to us, unless such breach involves intentional misconduct, fraud or a knowing violation of law, or the payment of an unlawful dividend. We also maintain a standard form of officers' and directors' liability insurance policy that provides coverage to us, and our officers and directors for specified liabilities.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following discussion describes the material U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of shares of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations ("Regulations"), administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, and differing interpretations. In addition, this discussion deals only with shares of our common stock held as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to prospective purchasers of shares of our common stock in light of their particular circumstances or to persons subject to special tax rules, such as the U.S. federal income tax treatment of insurance companies, financial institutions, dealers in securities or foreign currencies, tax-exempt investors, persons holding shares of our common stock as a position in a "straddle," conversion or other integrated transaction, persons owning, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock or U.S. Holders whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. Former citizens or long-term lawful permanent residents of the United States may be subject to special tax rules for a period of 10 years after cessation of citizenship or permanent resident status. Prospective purchasers of shares of our common stock should consult with their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as to any additional tax consequences of purchasing, holding or disposing of shares of our common stock, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction.

         As used in this section, the term "U.S. Holder" means a beneficial owner of shares of our common stock, who or that is for U.S. federal income tax purposes (1) a citizen or individual resident of the United States, (2) a corporation or certain other entities created or organized in or under the laws of the United States or of any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. A "resident" of the United States generally includes an individual who (1) is lawfully admitted for permanent residence in the United States, (2) is present in the United States for 183 days or more during a calendar year, or (3) (a) is present in the United States for 31 days or more during a calendar year, (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over a 3-year period ending in such calendar year, and (c) does not have a closer connection to a "tax home" that is located outside the United States.

         As used in this section, the term "non-U.S. Holder" means any person who is not a U.S. Holder as defined above.

Consequences to U.S. Holders

         Taxation of Dividends

         To the extent provided below, a U.S. Holder will be required to include in gross income as a dividend any cash or the fair market value of any property distributed by us when received by or on behalf of such U.S. Holder.

         A distribution by us with respect to shares of our common stock (including a pro rata redemption of shares of our common stock or distributions of additional shares if any holder may elect instead to receive cash or other property or if some holders receive cash while others receive additional shares) will be treated first as a dividend includible in gross income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, then as a tax-free return of basis in the shares of our common stock to the extent of the U.S. Holder's adjusted tax basis in such shares of our common stock, with the balance of the distribution, if any, treated as a gain realized by the U.S. Holder from the sale or disposition of the shares of our common stock that is includible in gross income. Dividends paid by us may be eligible for the dividends received deduction generally allowed to corporations under the Code.

         Sale or Other Disposition of the Shares

         Upon a sale or other disposition of shares of our common stock (including upon our liquidation or dissolution or as a result of certain non-pro rata redemptions of Shares), a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder's tax basis in the shares of our common stock. Such gain or loss generally will be U.S. source gain or loss. In the case of a U.S. Holder that is an individual, capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitations.

Consequences to Non-U.S. Holders

         Taxation of Dividends

         Dividends paid to a non-U.S. Holder generally will be subject to the withholding of United States federal income tax at a rate of 30% unless such non-U.S. Holder is entitled to a lower rate under an income tax treaty. Dividends include (1) distributions of property, (2) cash or property received in pro rata redemption of shares of our common stock and (3) distributions of additional shares if any holder may elect instead to receive cash or other property or if some holders receive cash while others receive additional shares.

         The United States-Germany income tax treaty reduces the rate of withholding on dividends received by a German resident who qualifies for treaty benefits to 15%. In the case of a German corporation that beneficially owns at least 10% of our voting shares, the rate is reduced to 5%.

         To claim such lower rate of withholding, a non-U.S. Holder must provide a properly completed Internal Revenue Service Form W-8 BEN to the person otherwise required to withhold the United States tax. A non-U.S. person holding our shares through a United States partnership or other fiscally transparent entity may be subject to withholding on its shares of our dividends unless it provides a Form W-8 BEN to the entity or its agents. A non-U.S. holder that fails to claim a reduced withholding rate to which it is entitled may claim a refund from the Internal Revenue Service.

         Dividends that are effectively connected with a non-U.S. Holder's conduct of a trade or business within the United States (and, generally, if a treaty applies, attributable to the holder's permanent establishment within the United States) are subject to U.S. federal income tax on a net income basis at regular, graduated individual or corporate rates. In order to avoid the withholding of tax from dividends effectively connected with its U.S. trade or business, a non-U.S. holder must provide Internal Revenue Service Form W-8ECI to the person otherwise required to withhold. In addition, a non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a United States income tax treaty with such non-U.S. Holder's country of residence (under the United States-Germany income tax treaty, the rate of the branch profits tax is 5%). For this purpose, dividends, gain or income in respect of a share will be included in earnings and profits subject to the branch tax if the dividends, gain or income is effectively connected with the conduct of the United States trade or business of the holder.

         Sale or Other Disposition of the Shares

         Gain recognized by a non-U.S. Holder on the sale or other disposition of shares of our common stock is not subject to United States federal income tax unless (1) the gain is effectively connected with the non-U.S. holder's United States trade or business (and, generally, if a treaty applies, attributable to the non-U.S. holder's United States permanent establishment) or (2) such non-U.S. Holder is an individual present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met. Gain effectively connected with the conduct of a United States trade or business is subject to tax on a net income basis at regular, graduated individual or corporate tax rates (and a preferential rate applies to an individual's gain on shares held for at least one year).

         U.S. Gift and Estate Taxes

         Gifts of shares of our common stock made by non-U.S. Holders generally will not be subject to United States federal gift tax. Shares of our common stock held by a non-U.S. Holder at the time of death will be included in the non-U.S. Holder's gross estate for United States federal estate tax purposes unless a treaty provides otherwise. A non-U.S. Holder's United States taxable estate generally includes property situated within the United States, shares of United States corporations and certain debt obligations of United States obligors.

         Under the United States-Germany estate tax treaty, the U.S. federal estate tax does not apply to shares of our common stock held by a non-U.S. Holder that is a German domiciliary unless the shares of our common stock form part of the business property of such non-U.S. Holder's United States permanent establishment or pertains to a fixed base situated in the United States and used for the performance of independent personal services.

U.S. Information Reporting and Backup Withholding

         Dividend payments with respect to shares of our common stock and proceeds from the sale of shares of our common stock may be subject to information reporting requirements and backup withholding tax at rates of up to 30.5%.

         A U.S. Holder will not be subject to backup withholding if the U.S. Holder either provides a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or otherwise establishes an exemption from backup withholding.

         A non-U.S. Holder that is the beneficial owner of shares of our common stock can establish an exemption from backup withholding and information reporting by providing a duly completed IRS Form W-8BEN (Certificate of Foreign Status of Beneficial Owner) or, in the case of a non-U.S. Holder whose shares of our common stock are effectively connected with the holder's U.S. trade or business, an IRS Form W-8ECI to the person otherwise required to withhold.

         Any amounts withheld under the backup withholding rules from a payment to a holder may be credited against the holder's U.S. federal income tax liability, and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

                             GERMAN TAX CONSEQUENCES

General

         The following section discusses certain German tax consequences of acquiring, owning and disposing of shares of Private Media Group. This discussion does not purport to be a comprehensive description of all tax considerations relevant to a decision to invest in Private Media Group. This discussion is based on the tax law applicable in Germany as of the date of this prospectus and on the Act for the Reduction of Tax Rates and Reform of Business Taxation of October 23, 2000 ("Tax Reduction Act") including further modifications to this act. The modified Tax Reduction Act has become partly effective on January 1, 2001. Many provisions with respect to dividends and capital gains will become applicable in general as of January 1, 2002. This tax legislation may be subject to amendments, possibly with retroactive effect. On August 15, 2001, the German Government released a proposal of amendments to the Tax Reduction Act. Apart from certain explanatory details, this discussion addresses only corporate income tax, income tax and dividend withholding tax, as applied to dividends and capital gains, as well as the inheritance and gift tax, and is limited to certain aspects of these types of taxes. This summary does not address the tax treatment of holders subject to special rules, such as dealers in securities, investment funds, foundations, financial institutions or banks, and the individual tax circumstances of particular shareholders. Prospective purchasers of the shares are advised to consult their tax advisors about the tax consequences of the acquisition, ownership and disposition of shares. Only a tax advisor will be able to appropriately take into account the particular circumstances of respective shareholders.

Taxation of Dividends received by Individuals

         Only one half of the dividends received by individual shareholders resident in Germany (i.e., having their domicile or habitual abode in Germany) will be subject to income tax (Halbeinkunfteverfahren). The other half is not subject to income tax. Likewise, only one half of the expenses related to the taxable dividend income will be deductible for tax purposes. The taxable amount is subject to German income tax at regular rates (up to a top tax rate of 48.5 % plus 5.5 % solidarity surcharge thereon, total tax burden 51.17 %). The US-withholding tax (see above under "United States Federal Income Tax Consequences - Consequences to Non US-Holders") can generally be credited against the German income tax.

         However, dividend payments to individuals resident in Germany whose shares are held as private assets are tax free to the extent that such payments, together with other investment income (proceeds after deduction of half the actual income related expenses, or the standard amount for income-related expenses of DM 100 (or DM 200 for married couples filing jointly), do not exceed the annual tax-free savings allowance of DM 3,000 (DM 6,000 for married couples filing jointly).

         Individuals resident in Germany whose shares form part of the assets of a trade or business and corporations and partnerships conducting a trade or commercial business are subject to a trade tax on income. Half of the dividends received will be included in the taxable annual gross income for trade tax purposes. The trade tax rate generally ranges from 15% to 21% of the trade taxable basis, depending on the municipality in which the shareholder maintains its permanent establishment. Under special conditions an individual will be entitled to a credit against his income tax liability. This credit is granted as compensation for the trade tax burden and is determined pursuant to a certain formula.

Taxation of Dividends received by Corporations

         Dividends received by corporations resident in Germany are generally exempted from corporate and trade income tax. However, 5% of dividends received from non-resident corporations are deemed to be non deductible expenses for tax purposes. As a result, 5 % of such dividends will be subject to taxation. Therefore, only 95% of the received dividend is tax exempted. The US-withholding tax (see above under "United States Federal Income Tax Consequences - Consequences to Non-US-Holders") can generally not be credited against the German corporate income tax.

         For a corporate shareholder not resident in Germany that holds shares as assets of a permanent establishment in Germany, the same tax exemption applies.

Taxation of Capital Gains

         One half of any capital gain realized on the disposal of shares held by a shareholder resident in Germany as part of business assets or by a shareholder not resident in Germany as part of a permanent establishment of a fixed base in Germany is taxable at regular rates (Halbeinkunfteverfahren).

         Where the shares are held as private assets by shareholders resident in Germany, however, one half of any capital gain will only be taxed if the shares are disposed of within one year after their acquisition, or - after the expiration of this period - if the shareholder, at any time during the five years immediately preceding the disposal, has held, directly or indirectly, at least 1 % of the corporation's issued share capital (a so-called substantial participation).

         Capital gains realized on the disposal of shares by a corporation resident in Germany and subject to corporate income tax are in principle tax exempted. However, according to government's proposals of August 15, 2001, capital gains can be subject to trade tax, if the shares are held through a partnership. The same tax exemption applies to a corporate shareholder not resident in Germany holding the shares as assets of a permanent establishment in Germany. Capital losses from the disposal of shares by a corporation are in principle not deductible.

Inheritance and Gift Tax

         Under German tax law, the transfer of shares upon death or by way of gift is generally subject to German inheritance and gift tax, if, inter alia,

         (i) the shares are part of the assets of a trade or business of the decedent or donor for which a permanent establishment is maintained or a permanent representative has been appointed in Germany; or

         (ii) the decedent or donor, or the heir at the time of the death or the donee at the time of the gift, has his domicile or habitual abode in Germany, or is a German national not resident in Germany who has not resided continuously abroad for more than five years.

         The few double taxation conventions on inheritance and gift tax currently in force, e.g., the convention entered into with the United States, usually provide that the German inheritance and gift tax may only be levied in
(ii) above and, subject to certain restrictions, item (i) above.

Other German Taxes

         The sale or transfer of shares is not subject to transfer tax, stamp duty or similar tax in Germany. No net wealth tax is currently imposed in Germany.

Further Amendments as from January 1, 2003

         The maximum income tax rate for individuals will be reduced as follows: from 2003, to 47%; and from 2005, to 42%.

                                  UNDERWRITING

         Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Commerzbank Aktiengesellschaft is acting as representative for the international underwriters and Commerzbank Capital Markets Corporation is acting as representative for the U.S. underwriters, the following number of shares:

International Underwriter                                       Number of Shares
-------------------------                                       ----------------

Commerzbank Aktiengesellschaft.............................


     Subtotal..............................................            5,525,000
                                                                       ---------

U.S. Underwriter

Commerzbank Capital Markets Corporation....................


     Subtotal..............................................              975,000
                                                                       ---------

Total......................................................            6,500,000
                                                                       ---------


         All sales in the United States will be made through Commerzbank Capital Markets Corporation, a U.S. registered broker-dealer.

         The underwriting agreement provides that the underwriters are obligated to purchase all of the shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of shares may be terminated.

         The selling shareholders have granted to Commerzbank, on behalf of the underwriters, a one-time 30-day option to purchase up to 900,000 additional shares from them at the public offering price less the underwriting discounts and commissions. Commerzbank may exercise this option only to cover any over-allotments of shares. If Commerzbank exercises this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the table above.

         The underwriters propose to offer the shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of (euro) per share. The underwriters and selling group members may allow a discount of (euro) per share on sales to other broker/dealers. After the offering commences, the public offering price and concession and discount to broker/dealer may be changed by the representatives.

         The following table summarizes the compensation and estimated expenses we will pay.

                                           Per Share
                                           Without             With                Total Without       With
                                           Over-allotment      Over-allotment      Over-allotment      Over-allotment
                                           --------------      --------------      --------------      --------------
Underwriting discounts and commissions
   paid by us.........................     (euro)              (euro)              (euro)              (euro)
Expenses payable by us................     (euro)              (euro)              (euro)              (euro)

         The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

         Pursuant to an agreement among the U.S. and international underwriters, each U.S. underwriter has agreed that, as part of its distribution of the shares and subject to specified exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares to any person outside the United States or to any other dealer who does not so agree. Each international underwriter has agreed or will agree that, as part of its distribution of the shares and subject to specified exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. and international underwriters. As used in this prospectus, "United States" means the United States of America, including each state and the District of Columbia, its territories, possessions and other areas subject to its jurisdiction. An offer or sale will be made in the United States if it is made to (1) any individual resident in the United States or (2) any corporation, partnership, pension, profit-sharing or other trust or entity, including any such entity acting as an investment adviser with discretionary authority, whose office most directly involved with the purchase is located in the United States.

         We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our shares or securities convertible into or exchangeable or exercisable for any of our shares, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, for a period of six months following the first quotation of our shares on the Frankfurt Stock Exchange and during an additional period of six months after the expiration of the initial six-month period. During the additional six month period, we may engage in the transactions described above providing we obtain the written consent of Commerzbank.

         Members of our board of directors, our executive officers, some holders of our common stock and the holder of our Series A Convertible Preferred Stock have agreed with the underwriters that they will not, directly or indirectly:

         (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contact to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock, whether now owned or later acquired by them or with respect to which they have or later acquire the power of disposition, or file any registration statement under the Securities Act with respect to any of the above, or

         (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership or our common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, for a period of six months following the first quotation of our shares on the Frankfurt Stock Exchange and during an additional period of six months after the expiration of the initial six month period. During the additional six month period, members of our board of directors, executive officers, five percent of shareholders and the holder of our Series A Convertible Preferred Stock may engage in the transactions described above providing they obtain the written consent of Commerzbank. During this period, members of our board of directors, executive officers, five percent shareholders and the holder of our Series A Convertible Preferred Stock also agree to us instructing the transfer agent for our common stock not to record any share transfers except for those permitted by Commerzbank.

         We and the selling shareholders have agreed to indemnify the underwriters, their officers, directors or control persons against liabilities under the Securities Act, or contribute to payments which such persons may be required to make in respect of those liabilities.

         The several underwriters are offering the shares when, as and if offered to and accepted by them. This offering is subject to approval of legal matters by counsel to the underwriters, including the validity of the shares, and other conditions specified in the underwriting agreements, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

         Under the underwriting agreement, the underwriters may terminate the underwriting agreement under specified circumstances at any time prior to admission of the shares for trading on the Frankfurt Stock Exchange, which is expected on _______, 2001.

         Our shares are quoted on the Nasdaq National Market under the symbol PRVT. We have applied to have our shares approved for listing on the Frankfurt Stock Exchange under the symbol "___".

         In connection with the offering, Commerzbank, acting as representative of the underwriters, may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

         o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

         o Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

         o Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, Commerzbank will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if Commerzbank is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

         o Penalty bids permit Commerzbank to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

         o In passive market making, market makers in the shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of shares until the time, if any, at which a stabilizing bid is made.

         These stabilizing transactions, syndicate covering transactions and penalty bids may give the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of the shares. As a result, the price of shares may be higher than the price that might otherwise exist in the open market. The underwriters may effect these transactions on the Nasdaq National Market, the Frankfurt Stock Exchange or otherwise and, if commenced, may discontinue such transactions at any time.

         Offers and sales of our shares outside the United States are being made in reliance on Regulation S.

No public offering outside the United States and Germany

         No action has been or will be taken in any jurisdiction, except in the United States and Germany, that would permit a public offering of our shares, or the possession, circulation or distribution of this prospectus or any other material relating to Private Media Group or our shares in any jurisdiction where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this prospectus not any other offering material or advertisements in connection with our shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Stamp and other taxes

         Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price listed on the cover page of this prospectus.

                                  THE OFFERING

General

         We are offering 5,800,000 shares and the selling shareholders named in this prospectus are offering 700,000 shares of our common stock in the United States and in international offerings in Germany and other countries. The U.S. underwriters will initially offer 975,000 shares in the United States and concurrently, the international underwriters will offer 5,525,000 shares in Germany and other countries. In addition, to the extent that the U.S. and international underwriters sell more than 6,500,000 shares, Commerzbank has the option, on behalf of the U.S. and international underwriters, to purchase up to an additional 900,000 from the selling shareholders named in this prospectus. This over-allotment option is expected to run from _________, 2001 to ________, 2001.

         Upon completion of this offering, we will have outstanding an aggregate of 33,974,746 shares, assuming no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable in the United States without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates", as that term is defined in Rule 144 under the Securities Act. 248,889 shares held by existing shareholders are "restricted securities", as that term is defined in Rule 144 under the Securities Act. Restricted Securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act.

Listing and Trading

         Our common stock is currently quoted on the Nasdaq National Market and we have applied to quote supplementally the shares offered by us in this prospectus on the Nasdaq National Market. We have applied to have all our common stock admitted to the Frankfurt Stock Exchange on _________, 2001. We expect trading on the Frankfurt Stock Exchange to commence on __________, 2001.

Lock-up Agreements Required by the Frankfurt Stock Exchange

         In addition to the lock-up agreements with Commerzbank described in the underwriting section of this prospectus and under the rules and regulations of the Frankfurt Stock Exchange, some of Private Media Group's existing shareholders have undertaken towards Private Media Group, and Private Media Group has undertaken towards the Deutsche Boerse AG, each to the extent permitted by law, that for a period of six months following the date of listing of the shares on the Frankfurt Stock Exchange they will not offer or sell shares directly or indirectly, neither on an exchange nor in an off-exchange transaction, or announce such action, or take any other action that is economically equivalent to a sale.

Price Range, Offer Price and Allocation

         The price range per share within which investors may submit purchase orders, including orders with price limits, is expected to be fixed on or about _________, 2001. A notice regarding the availability of the price range is expected to be published on or about _________, 2001 in one mandatory German newspaper .

         The share price will be determined by Commerzbank together with Private Media Group, based upon the lower of the average share price on the Nasdaq National Market from the beginning of the marketing period, expected to be __________, 2001, up to and including the end of the offering period, expected to be _________, 2001, and the closing price for the shares on the last day of the offering period. That figure then may be further discounted to reach a final price per share. The offer price is expected to be published in one mandatory German newspaper on or about ________, 2001. Investors who place orders with an underwriter may obtain information from such underwriter concerning the offer price and the number of their respective allotted shares on or about _______, 2001.

         The underwriters remain free to reject any purchase order in whole or in part. Commerzbank and Private Media Group have not yet agreed on the procedure according to which, in the case that the offering is oversubscribed, the allocation of the offered shares to private investors will take place.

Recognition of the Principles for Allocation

         We have recognized the principles for allocation of share issues to private investors established by the Exchange Expert Commission at the German Federal Ministry of Finance and are committed to observe these principles. The underwriters are similarly obliged to recognize and observe these principles. Once the bookbuilding period is over, we and the underwriters will determine the procedure to be adopted with respect to the allocation of the offered shares and will accordingly publish the allocation procedure.

Recognition of German Takeover Code

         We have recognized the rules of the German Takeover Code established by the Exchange Expert Commission at the German Federal Ministry of Finance.

Form, Payment and Delivery

         The shares will be represented by one or more global certificates to be deposited with DTC. Payment for the shares sold in the offering will be due on or about ________, 2001. Delivery of the shares is expected to be made on the same date through the book-entry facilities of the DTC and its participants, Clearstream and Euroclear.

Notices

         Notices concerning the shares will be published by Private Media Group in one mandatory German newspaper.

Voting Rights

         Generally, shareholders are entitled to one vote per share.

Dividend Rights

         The shares have full rights to dividends paid or declared by Private Media Group, Inc. after the date of issuance of the shares in respect of the fiscal year beginning January 1, 2001 and all subsequent fiscal years.

Paying Agent

         Commerzbank Aktiengesellschaft will act as paying agent in Germany with respect to payments of dividends, the exercise of subscription rights and other activities concerning the shares.

Transfer Agent and Registrar

         InterWest Transfer Co., Inc., Salt Lake City, Utah, U.S.A., will act as transfer agent and registrar.

Designated Sponsors

         Commerzbank Aktiengesellschaft and _____________.

Securities Identification Numbers

         The securities identification number for the shares is 913,311. The ISIN Code U.S. is o, and the Common Code is .

Ticker Symbols

         Nasdaq National Market Symbol..................  PRVT
         Frankfurt Stock Exchange Symbol................

                                     EXPERTS

         Ernst & Young AB, independent auditors, have audited our consolidated financial statements at December 31, 2000, 1999 and 1998, and for each of the three years in the period ended December 31, 2000, as set forth in their report included elsewhere herein. We have included our consolidated financial statements in the prospectus and elsewhere in the Registration Statement in reliance on Ernst & Young AB's report, given on their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the common stock offered by this prospectus will be passed upon for us by Guzik & Associates, Los Angeles, California. Certain matters of Nevada law relating to Private Media Group and the validity of the common stock will be passed upon for us by Woodburn and Wedge, Reno, Nevada, special Nevada counsel to Private Media Group, and certain matters relating to Milcap Media Group, will be passed upon by EBAME ASSOCIATS, special Spanish counsel to Private Media. Shearman & Sterling, Frankfurt, Germany, and London, England, will pass upon certain legal matters for the underwriters. Samuel S. Guzik, a principal of Guzik & Associates, beneficially owns 30,000 shares of our common stock and holds options to acquire an additional 45,000 shares of our common stock at $4.17 per share.

                          INFORMATION AVAILABLE TO YOU

         Private Media Group files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the registration statement on Form S-1 of which this prospectus is a part, as well as reports, proxy statements and other information filed by us, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and its regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of such material from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the SEC at 1-800-732-0330 for information regarding the operation of its Public Reference Room. The SEC also maintains a World Wide Web site at http:\\www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants (like Private Media Group) that file electronically.

         This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. This prospectus, which is a part of the registration statement, does not contain all the information contained in the registration statement. Some items are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements made in this prospectus concerning the contents of any documents referred to in the prospectus are not necessarily complete. With respect to each such document filed with the SEC as an exhibit to the registration statement, please refer to the exhibit for a more complete description, and each such statement is qualified by such reference. To see more detail, you should read the exhibits and schedules filed with our registration statement.

         Our historic and future annual and interim reports may also be inspected at the offices of Commerzbank Aktiengesellschaft, Kaiserplatz, 60261 Frankfurt am Main, Germany.

         You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                               Private Media Group

                                     INDEX OF FINANCIAL STATEMENTS

Unaudited, Consolidated Financial Statements

Unaudited, Consolidated Balance Sheets as at June 30, 2001 and
   audited Consolidated Balance Sheets as at December 31, 2000.......................................     F-2

Unaudited, Consolidated Statements of Income and Comprehensive Income for the
   six months ended June 30, 2000 and 2001...........................................................     F-3

Unaudited, Consolidated Statements of Cash Flows for the six months ended
   June 30, 2000 and 2001............................................................................     F-4

Notes to Unaudited, Consolidated Financial Statements................................................     F-5

Consolidated Financial Statements

Report of Independent Auditors.......................................................................     F-9

Consolidated Balance Sheets as at December 31, 1998, 1999 and 2000...................................     F-10

Consolidated Statements of Income and Comprehensive Income for the Years
   Ended December 31, 1998, 1999 and 2000............................................................     F-11

Consolidated Statements of Shareholders' Equity for the Years Ended
   December 31, 1998, 1999 and 2000..................................................................     F-12

Consolidated Statements of Cash Flows for the Years Ended
   December 31, 1998, 1999 and 2000..................................................................     F-13

Notes to Consolidated Financial Statements...........................................................     F-14

                            PRIVATE MEDIA GROUP, INC.
                                     PART I.
                              FINANCIAL STATEMENTS

                           CONSOLIDATED BALANCE SHEETS


                                                                        December 31,               June 30,
                                                                                                 (Unaudited)
                                                                       -----------------  ---------------------------
                                                                             2000             2001           2001
                                                                       -----------------  -------------   -----------
                                                                             SEK             SEK             EUR
                                                                                      (in thousands)
    ASSETS
    Cash and cash equivalents.......................................             14,381         22,017         2,398
    Short-term investments (Note 5).................................                  -         15,961         1,739
    Trade accounts receivable - net.................................            116,555        144,359        15,725
    Related party receivable........................................              4,515          4,827           526
    Inventories - net (Note 3)......................................             56,677         68,143         7,423
    Prepaid expenses and other current assets.......................             29,340         31,204         3,399
                                                                       -----------------  -------------   -----------
    TOTAL CURRENT ASSETS............................................            221,468        286,511        31,210

    Library of photographs and videos - net.........................            104,183        115,927        12,628
    Property, plant and equipment - net.............................             18,150         24,507         2,670
    Goodwill - net (Note 4).........................................             15,843         27,177         2,960
    Asset held for sale.............................................             20,976         22,468         2,448
    Other assets....................................................              7,443          2,164           236
                                                                       -----------------  -------------   -----------
    TOTAL ASSETS....................................................            388,063        478,753        52,152
                                                                       =================  =============   ===========

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Short-term borrowings...........................................                674          1,237           135
    Accounts payable trade..........................................             49,022         53,089         5,783
    Income taxes payable............................................             21,403         36,309         3,955
    Deferred tax liability..........................................                130            130            14
    Accrued other liabilities.......................................              9,729         10,693         1,165
                                                                       -----------------  -------------   -----------
    TOTAL CURRENT LIABILITIES.......................................             80,958        101,458        11,052

    Long-term borrowings............................................              4,682          9,409         1,025

    SHAREHOLDERS' EQUITY
    $4.00 Series A Convertible Preferred Stock......................                  -              -             -
    10,000,000 shares authorized, 7,000,000
    shares issued and outstanding
    Common Stock, $.001 par value, 50,000,000.......................              8,310          8,313           906
    shares authorized 27,750,920 and 28,138,598
    issued and outstanding at December 31, 2000
    and June 30, 2001, respectively
    Additional paid-in capital......................................             88,127        109,482        11,926
    Stock dividends to be distributed...............................              6,728          7,434           810
    Retained earnings...............................................            199,838        244,855        26,673
    Accumulated other comprehensive income..........................               (580)        (2,198)         (239)
                                                                       -----------------  -------------   -----------
    TOTAL SHAREHOLDERS' EQUITY......................................            302,423        367,886        40,075
                                                                       -----------------  -------------   -----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......................            388,063        478,753        52,152
                                                                       =================  =============   ===========


          See accompanying notes to consolidated financial statements.

                            PRIVATE MEDIA GROUP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME


                                                               Six-months ended
                                                                   June 30,
                                                                  (unaudited)
                                                     --------------------------------------
                                                        2000          2001         2001
                                                      Restated
                                                     ------------  ------------  ----------
                                                         SEK           SEK          EUR
                                                              (in thousands)
Net sales.........................................       116,829       180,217      19,632
Cost of sales.....................................        51,992        62,963       6,859
                                                     ------------  ------------  ----------
Gross profit......................................        64,837       117,255      12,773
Selling, general and administrative expenses......        42,363        66,574       7,252
                                                     ------------  ------------  ----------
Operating profit..................................        22,474        50,681       5,521
Sale of controlled entity.........................             -        17,229       1,877
Interest expense..................................           932         1,423         155
Interest income...................................         2,252           623          68
                                                     ------------  ------------  ----------
Income before income tax                                  23,794        67,109       7,310
Income taxes......................................         2,626        14,659       1,597
                                                     ------------  ------------  ----------
Net income........................................        21,168        52,450       5,713
                                                     ------------  ------------  ----------
Other comprehensive income:
Foreign currency adjustments......................           459        (1,618)       (176)
                                                     ------------  ------------  ----------
Comprehensive income..............................        21,627        50,832       5,537
                                                     ============  ============  ==========

Income applicable to common shares................        15,049        45,016       4,904
                                                     ============  ============  ==========

Net income per share:
Basic (restated)..................................        0.56          1.61        0.18
                                                     ============  ============  ==========
Diluted...........................................        0.43          1.06        0.12
                                                     ============  ============  ==========

          See accompanying notes to consolidated financial statements.

                            PRIVATE MEDIA GROUP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             Six-months ended June 30,
                                                                                    (unaudited)
                                                                       --------------------------------------
                                                                           2000        2001         2001
                                                                         Restated
                                                                       ------------ ------------- -----------
                                                                           SEK         SEK          EUR
                                                                                 (in thousands)
       Cash flows from operating activities:
       Net income..................................................       21,168         52,450      5,713
       Adjustment to reconcile net income to net cash
       flows from operating activities:
       Deferred Taxes..............................................         (725)             -          -
       Depreciation................................................        2,419          3,392        370
       Stock-based compensation....................................          100              -          -
       Tax provision on asset held for sale........................            -          4,000        436
       Amortization of goodwill....................................          439          1,415        150
       Gain on sale of controlled entity...........................            -        (17,229)    (1,877)
       Amortization of photographs and videos......................       14,515         19,050      2,075
       Effects of changes in operating assets and liabilities:
       Trade accounts receivable...................................      (12,175)       (27,202)    (2,963)
       Related party receivable....................................         (298)          (312)       (34)
       Inventories.................................................       (5,155)        (7,006)      (763)
       Prepaid expenses and other current assets...................      (11,566)        (1,849)      (201)
       Accounts payable trade......................................          772          3,466        378
       Income taxes payable........................................        1,527         10,907      1,188
       Accrued other liabilities...................................       11,638            962        105
                                                                       ------------ ------------- -----------
       Net cash provided by operating activities...................       22,658         42,043      4,580
       Cash flows from investing activities:
       Purchase of short-term investments..........................            -         15,961      1,739
       Investment in library of photographs and videos.............       19,334         30,794      3,354
       Capital expenditures........................................          863          4,524        493
       Investment in subsidiary....................................            -          9,091        990
       Cash from sale of controlled entity.........................            -        (21,444)    (2,336)
       Investments in asset held for sale..........................          401          1,493        163
       Investments in (sale of) other assets.......................        3,930         (1,066)      (116)
       Cash acquired in acquisition................................          673              -          -
                                                                       ------------ ------------- -----------
       Net cash used in investing activities.......................       25,201         39,352      4,287
       Cash flow from financing activities:
       Conversion of stock-options and warrants....................        4,330          1,273        139
       Long-term borrowings (repayments on loans), net.............         (699)         4,728        515
       Short-term borrowings (repayments), net.....................         (475)           562         61
                                                                       ------------ ------------- -----------
       Net cash (used in) provided by financing activities.........        3,155          6,563        715
       Foreign currency translation adjustment.....................          458         (1,618)      (176)
                                                                       ------------ ------------- -----------
       Net  increase in cash and cash equivalents..................        1,070          7,637        832
       Cash and cash equivalents at beginning of the period........        7,370         14,381      1,567
                                                                       ------------ ------------- -----------
       Cash and cash equivalents at end of the period..............        8,439         22,017      2,398
                                                                       ============ ============= ===========

       Cash paid for interest......................................          229            996        109
                                                                       ============ ============= ===========

       Cash paid for taxes.........................................          383          2,130        232
                                                                       ============ ============= ===========

          See accompanying notes to consolidated financial statements.

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       Basis of presentation and accounting policies

         The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information. Accordingly they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations have been included. Operating results for the six months period ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on form 10-KSB for the year ended December 31, 2000.

         The accompanying financial statements have been presented in Swedish Kronor ("SEK") which is the principal currency in which Private Media Group, Inc. generate their cash flows.

         Solely for the convenience of the reader, the accompanying consolidated financial statements as of June 30, 2001 and for the six months then ended have been translated into euros ("EUR") at the rate of SEK 9.18 per EUR 1.00 the exchange rate of the Swedish Riksbank on June 30, 2001. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into euros at that or any other rate.

         Short term investments

         The Company considers highly liquid investments with insignificant interest rate risk and original maturities of three months or less to be cash and cash equivalents. Investments with maturities greater than three months are classified as short-term investments. All of the Company's investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of tax, recorded as a component of comprehensive income included in stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. Gross unrealized gains and losses on short-term investments were not significant at June 30, 2001. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available for the Company's current operations.

2.       Restatement

         As previously reported in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000, in connection with the preparation of the Company's 2000 annual financial statements, management of the Company determined that the previously issued 1996, 1998 and 1999 financial statements required restatement. Certain of the items requiring restatement also affected certain previously issued interim consolidated financial statements, including the consolidated financial statements contained in the Company's Form 10-QSBs for the quarters ended March 31, June 30 and September 30, 2000. The impact of the restatement on the June 30 and September 30, 2000 net income was a reduction of SEK 2,820 thousand (SEK 0.06 per diluted share) and SEK 3,748 thousand (SEK 0.08 per diluted share) in each quarter respectively. Accordingly, the previously issued interim financial statements for the three and six months ended June 30, 2000, have been restated.

         The Company has revised its previously reported basic earnings per share presentation for the six month period ended June 30, 2000, to properly reflect the issuance of common shares as dividends earned on its outstanding convertible preferred stock. This had the effect of reducing previously reported basic earnings per share by SEK 0.22 per share, for the six month period ended June 30, 2000. The impact of this change on the Company's previously reported basic earnings per share for the three month periods ended March 31, 2001 and 2000 was a reduction of SEK 0.13 per share and SEK 0.12 per share, respectively. This change had no effect on previously reported diluted earnings per share in any of these periods.

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.       Inventories

         Inventories consist of the following:

                                             December 31,             June 30,
                                       -------------------  -------------------
                                                     2000                 2001
                                       -------------------  -------------------
                                                      SEK                  SEK
                                                        (in thousands)
         Magazines....................             23,585               23,361
         Video cassettes..............             20,516               22,710
         DVDs.........................              8,210               18,401
         Other........................              4,366                3,671
                                       -------------------  -------------------
                                                   56,677               68,143
                                       ===================  ===================

4.       Acquisitions

         Coldfair Holdings Ltd.

         On January 1, 2001, the Company acquired all of the outstanding shares of Coldfair Holdings Ltd. ("Coldfair") for total consideration of SEK 13,356,000. The consideration consisted of 248,889 shares of the Company's common stock. The excess of the purchase price over the fair market value of the net assets acquired has resulted in goodwill of SEK 7,760,246.

         The allocation of the purchase price is as follows:

                                                                         SEK
                                                          -------------------
         Current assets.................................             615,819
         Fixed assets and other intangibles.............           5,580,900
         Current liabilities............................           (600,965)
         Goodwill.......................................           7,760,246
                                                          -------------------
                                                                  13,356,000
                                                          ===================

         The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operating results of Coldfair has been included in the Company's consolidated financial statements since the date of acquisition. Goodwill is being amortized on a straight line basis over 10 years.

         Anton Enterprises, Inc. d.b.a. Private USA.

         On April 1, 2001, the Company acquired the inventory and certain contracts of its U.S. distributor, Anton Enterprises, Inc. d.b.a. Private USA, for a total consideration of SEK 9,091,250. The excess of the purchase price over the fair market value of the net assets acquired has resulted in goodwill of SEK 4,631,259. Goodwill is being amortized on a straight line basis over 10 years.

         The allocation of the purchase price is as follows:

                                                                          SEK
                                                           -------------------
         Current assets................................              4,459,991
         Goodwill......................................              4,631,259
                                                           -------------------
                                                                    9,091,250
                                                           ===================

         The Company's pro forma revenues and net income, assuming these acquisitions occurred on January 1, 2000 and 2001, respectively would not have been materially different from reported results.

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.       Sale of controlled entity

         On April 8, 2001, the Company's Swedish subsidiary Peach Entertainment Distribution AB entered into an agreement to sell its interest in Private Circle, Inc. a company, the activities of which, the Company may be deemed to control for cash of SEK 21,444 thousand. This agreement was consummated on May 3, 2001 and the final consideration paid in cash was SEK 2l7,139 thousand. Through the sale of Private Circle, Inc. the Company realized a net gain of SEK 17,229 thousand. SEK 15,961 thousand has been invested in short-term investments.

6.       Earnings per share

         The following table sets forth the computation of basic and diluted earnings per share:

                                                              Six-months ended
                                                                   June 30,
                                                         ---------------------------
                                                                2000           2001
                                                            Restated
                                                         ------------   ------------
         Numerator: (SEK in thousands)

         Net income (numerator diluted EPS)..........         21,168         52,450
                                                         ============   ============

         Less: Dividends on preferred stock..........          6,119          7,434
                                                         ------------   ------------

         Income applicable to common shares
         (numerator basic EPS).......................         15,049         45,016
                                                         ============   ============

         Denominator:

         Denominator for basic earnings per share -
         Weighted average shares.....................     27,006,125     28,023,684

         Effect of dilutive securities:
         Preferred stock.............................     21,000,000     21,000,000
         Common stock warrants and options...........      1,130,176        543,373
         Stock dividends to be distributed...........         68,245        101,918
                                                         ------------   ------------

         Denominator for diluted earnings per share -
         weighted average shares and assumed
         conversions.................................     49,204,547     49,668,975
                                                         ============   ============

         Earnings per share (SEK)
         Basic.......................................           0.56           1.61
                                                         ============   ============
         Diluted.....................................           0.43           1.06
                                                         ============   ============

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.       Subsequent events

         In July, 2001, the Company's Spanish subsidiary Viladalt S.L. entered into an agreement to sell certain land and building for a consideration of SEK
29.0 million. The sale closed in July, 2001 and the Company received the cash consideration and repaid related outstanding long-term borrowings of SEK 9.5 million.

         In June 2000, the Company's shareholders and board of directors approved an increase in the Company's authorized capital stock, consisting of an increase in the number of authorized common shares from 50,000,000 to 100,000,000. This increase was effected in August 2001 upon the filing of a Certificate of Amendment of the Company's articles of incorporation with the Nevada Secretary of State.

8.       Recent Accounting Pronouncements

         On July 20, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 eliminates the use of the pooling-of interests method of accounting for business combinations and clarifies the criteria used to recognize intangible assets separately from goodwill in accounting for a business combination under the purchase method. SFAS 141 is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 and this statement supercedes APB Opinion No. 16 "Business Combinations" and related interpretations.

         Under SFAS 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment (or more frequently if indicators of impairment arise). Further separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their expected useful lives with no maximum life specified; whereas under prior rules a maximum life of 40 years was required.

         The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt Statement 142 in fiscal years beginning after December 15, 2001 (i.e., January 1, 2002 for calendar year companies). Early adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided that their first quarter financial statements have not been issued. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not.

         Adoption of these new standards will have an impact on the Company's reported goodwill amortization expense and potentially on the carrying value of goodwill. Goodwill amortization expense for the six months ended June 30, 2001 amounted to SEK 1,414,901, and the net carrying value of goodwill as of that date was SEK 27,177,100.

9.       Contingent Liabilities

         In December 1999 the Company received final notification from the Swedish Tax Authority assessing its subsidiary in Cyprus for the tax years 1995-1998 for a total amount of SEK 42,000,000 plus fines amounting to SEK 16,800,000 plus interest. The Company believes the assessment is without merit and is in the process of appealing the assessment to the Administrative Court in Stockholm. The final outcome of the appeal is expected to take several years and the Company has asked for a postponement of payment of the taxes and fees until the case is settled. No final decision has been given.

10.      Quantitative and Qualitative Disclosures about Market Risk.

         We transact our business in various foreign currencies and, accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. The principal currencies in which our revenues and expenses are incurred are the Swedish Kronor, various Euro-zone currencies and the U.S. dollar. To date, the effect of changes in foreign currency exchange rates on revenues and operating expenses has not been material.

         We do not use financial instruments or derivatives to hedge our operations in foreign currencies or for speculative trading purposes.

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and

Shareholders of Private Media Group, Inc.



         We have audited the accompanying consolidated balance sheets of Private Media Group, Inc, as of December 31, 1998, 1999 and 2000 and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in Sweden and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Private Media Group, Inc, at December 31, 1998, 1999 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.

         As described in Note 3, certain financial information of the Company has been restated.

Stockholm, Sweden

April 10, 2001, except for the first paragraph of Note 3, as to which the date is August 15, 2001.



Ernst & Young AB
----------------



/s/ Tom Bjorklund
-----------------

Tom Bjorklund

                            PRIVATE MEDIA GROUP, INC.
                           CONSOLIDATED BALANCE SHEETS


                                                                       December 31,
                                                     --------------------------------------------------
                                                        1998          1999         2000         2000
                                                      Restated      Restated
                                                     -------------------------  ----------   ----------
                                                         SEK           SEK         SEK          EUR
                                                                        (in thousands)
ASSETS
Cash and cash equivalents.........................        4,165         7,370      14,381        1,567
Trade accounts receivable - net (Note 5)..........       55,650        67,992     116,555       12,697
Related party receivable (Note 15)................        5,178         6,821       4,515          492
Inventories - net  (Note 6).......................       30,888        40,209      56,677        6,174
Prepaid expenses and other current assets
(Note 7)..........................................        9,096        15,973      29,340        3,196
                                                     -------------------------  ----------   ----------
TOTAL CURRENT ASSETS..............................      104,978       138,365     221,468       24,125

Library of photographs and videos - net (Note 9)..       79,564        83,885     104,183       11,349
Property, plant and equipment - net (Note 10).....        9,546        11,973      18,150        1,977
Goodwill  (Note 4)................................            -             -      15,843        1,726
Asset held for sale (Note 8)......................       21,709        20,069      20,976        2,285
Other assets......................................            -         2,362       7,443          811
                                                     -------------------------  ----------   ----------
TOTAL ASSETS......................................      215,797       256,654     388,063       42,273
                                                     =========================  ==========   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings (Note 11)...................        1,802           475         674           73
Accounts payable trade............................       20,389        21,177      49,022        5,340
Income taxes payable (Note 13)....................        7,834        10,724      21,403        2,331
Deferred income taxes (Note 13)...................          630           755         130           14
Accrued other liabilities (Note 12)...............        8,741         6,439       9,729        1,060
                                                     -------------------------  ----------   ----------
TOTAL CURRENT LIABILITIES.........................       39,396        39,571      80,958        8,819

Long-term borrowing (Note 14).....................        7,699         6,080       4,682          510

SHAREHOLDERS' EQUITY (Note 16)
$4.00 Series A Convertible Preferred Stock
10,000,000 shares authorized, 7,000,000
shares issued and outstanding.....................            -             -           -            -
Common Stock, $.001 par value, 50,000,000
shares authorized 26,601,866 and 27,750,920
issued and outstanding at December 31, 1999
and 2000, respectively............................        8,281         8,299       8,310          905
Additional paid-in capital........................        2,060        33,432      88,127        9,600
Stock dividends to be distributed.................        5,642         9,368       6,728          733
Retained earnings.................................      152,384       159,677     199,838       21,769
Accumulated other comprehensive income............          336           238        (580)         (63)
                                                     -------------------------  ----------   ----------
TOTAL SHAREHOLDERS' EQUITY........................      168,702       211,014     302,423       32,944
                                                     -------------------------  ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........      215,797       256,654     388,063       42,273
                                                     =========================  ==========   ==========

           See accompanying notes to consolidated financial sttements.

                            PRIVATE MEDIA GROUP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME


                                                                           Years ended December 31,
                                                             -----------------------------------------------------
                                                                1998          1999         2000          2000
                                                              Restated      Restated
                                                             ------------ ------------- ------------  ------------
                                                                SEK           SEK           SEK           EUR
                                                                                (in thousands)
Net sales.................................................      166,317      175,426       258,084        28,114
Cost of sales.............................................       72,851       84,624        98,770        10,759
                                                             ------------ ------------- ------------  ------------
Gross profit..............................................       93,465       90,802       159,314        17,354
Selling, general and administrative expenses..............       53,738       65,661        96,878        10,553
                                                             ------------ ------------- ------------  ------------
Operating income..........................................       39,729       25,141        62,436         6,801
Interest expense..........................................          745        2,674         1,799           196
Interest income...........................................          483          975         3,077           335
                                                             ------------ ------------- ------------  ------------
Income before income taxes................................       39,468       23,442        63,714         6,941
Income taxes..............................................        4,404        3,875        10,705         1,166
                                                             ------------ ------------- ------------  ------------
Net income................................................       35,064       19,567        53,009         5,774
                                                             ------------ ------------- ------------  ------------
Other comprehensive income:
    Foreign currency translation adjustments..............          368          (98)         (818)          (89)
                                                             ------------ ------------- ------------  ------------
    Comprehensive income..................................       35,432       19,469        52,191         5,685
                                                             ============ ============= ============  ============

    Income applicable to common shares....................       29,422        7,292        40,162         4,375
                                                             ============ ============= ============  ============

   Net income per share:
    Basic.................................................         1.26         0.29          1.49          0.16
                                                             ============ ============= ============  ============
    Diluted...............................................         0.76         0.29          1.09          0.12
                                                             ============ ============= ============  ============

          See accompanying notes to consolidated financial statements.

                            PRIVATE MEDIA GROUP, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY




                                                                                                           Accumu-
                                                                       Addi-       Stock                 lated other    Total
                        Common stock             Preferred stock       tional    dividends                 compre-      share-
                   ------------------------  -----------------------   paid-in     to be      Retained     hensive     holders'
                    Shares         Amounts     Shares       Amounts    capital  distributed   earnimgs     income       equity
                   ------------  ------------------------  ---------- --------- -----------  ----------  -----------  ----------
                                    SEK                       SEK        SEK         SEK          SEK         SEK         SEK
Balance at
January 1, 1998
Restated            22,500,000       8,276     7,000,000           -       (284)           -     122,962           -     130,954
Shares issued in
reverse
acquisition          1,745,007           5             -           -        731            -           -           -         736
Translation
Adjustment                   -           -             -           -          -            -           -         336         336
Conversion of
warrants               150,000           -             -           -      1,613            -           -           -       1,613
Stock dividends
to be distributed            -           -             -           -          -        5,642      (5,642)          -           -
Net income                   -           -             -           -          -            -      35,064           -      35,064
                   ------------  ----------  ------------  ----------  ---------  -----------  ----------  ----------  ----------
Balance at
December 31, 1998
Restated            24,395,007       8,281     7,000,000           -      2,060        5,642     152,384         336     168,703
Translation
Adjustment                   -           -             -           -          -            -           -         (98)        (98)
Conversion of
warrants             1,950,000          16             -           -     21,826            -           -           -      21,842
Stock-based
compensation                 -           -             -           -      1,000            -           -           -       1,000
Stock dividends        256,859           2             -           -      8,546       (5,642)          -           -       2,906
Stock dividends
to be distributed            -           -             -           -          -        9,368     (12,275)          -      (2,906)
Net income                   -           -             -           -          -            -      19,567           -      19,567
                   ------------  ----------  ------------  ----------  ---------  -----------  ----------  ----------  ----------
Balance at
December 31, 1999
Restated            26,601,866       8,299     7,000,000           -     33,432        9,368     159,675         238     211,013
Shares and
warrants issued
in acquisition         208,464           2             -           -     27,275            -           -           -      27,277
Translation
Adjustment                   -           -             -           -          -            -           -        (818)       (818)
Conversion of
warrants and
options                677,722           6             -           -     11,735            -           -           -      11,741
Stock-based
compensation                 -           -             -           -        200            -           -           -         200
Stock dividends        262,868           2             -           -     15,485       (9,368)          -           -       6,119
Stock dividends
to be distributed            -           -             -           -          -        6,728     (12,847)          -      (6,119)
Net income                   -           -             -           -          -            -      53,009           -      53,009
                   ------------  ----------  ------------  ----------  ---------  -----------  ----------  ----------  ----------
Balance at
December 31, 2000   27,750,920       8,310     7,000,000           -     88,127        6,728     199,838        (580)    302,423
                   ============  ==========  ============  ==========  =========  ===========  ==========  ==========  ==========



          See accompanying notes to consolidated financial statements.

                            PRIVATE MEDIA GROUP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Years ended
                                                                                     December 31,
                                                                -----------------------------------------------------
                                                                     1998          1999         2000         2000
                                                                   Restated      Restated
                                                                 ------------- ------------  ------------  ----------
                                                                     SEK           SEK           SEK          EUR
                                                                                   (in thousands)
  Cash flows from operating activities:
  Net income..................................................       35,064       19,567        53,009       5,774
  Adjustment to reconcile net income to net cash flows
  provided by operating activities:
  Deferred income taxes.......................................          378          125          (625)        (68)
  Stock-based compensation ...................................            -        1,000           200          22
  Depreciation................................................        2,336        2,879         7,876         858
  Amortization of goodwill....................................            -            -         1,599         174
  Amortization of photographs and videos......................       17,899       29,362        31,627       3,445
  Changes in operating assets and liabilities:
  Trade accounts receivable...................................       (8,018)     (12,342)      (46,139)     (5,026)
  Related party receivable....................................       (5,178)      (1,643)        2,306         251
  Inventories.................................................      (10,391)      (9,320)      (12,862)     (1,401)
  Prepaid expenses and other current assets...................       (4,922)      (6,877)      (12,336)     (1,344)
  Accounts payable trade......................................          380          776        28,353       3,089
  Income taxes payable........................................        3,128        2,890        11,507       1,254
  Accrued other liabilities...................................        4,301       (2,302)        3,876         422
                                                                 ------------- ------------  ------------  ----------
  Net cash provided by operating activities...................       34,976       24,116        68,391       7,450

  Cash flows used in investing activities:
  Investment in library of photographs and videos.............       29,886       33,683        51,925       5,656
  Capital expenditures........................................        4,885        5,305        10,918       1,189
  Investments in asset held for sale..........................          943       (1,640)          907          99
  Investment in other assets..................................         (922)         362         6,682         728
  Cash acquired in acquisition................................         (736)           -           673          73
                                                                 ------------- ------------  ------------  ----------
  Net cash used in investing activities.......................       34,056       39,710        71,105       7,746

  Cash flow provided by financing activities:
  Conversion of warrants......................................        1,613       21,842        11,741       1,279
  Repayments on long-term loan................................       (2,600)      (1,619)       (1,398)       (152)
  Short-term borrowings, net..................................          198       (1,327)          199          22
                                                                 ------------- ------------  ------------  ----------
  Net cash provided by financing activities...................         (789)      18,896        10,542       1,148
  Foreign currency translation adjustment.....................          336          (98)         (818)        (89)
                                                                 ------------- ------------  ------------  ----------
  Net increase in cash and cash equivalent....................          467        3,204         7,011         764
  Cash and cash equivalents at beginning of the year..........        3,698        4,165         7,370         803
                                                                 ------------- ------------  ------------  ----------
  Cash and cash equivalents at end of the year................        4,165        7,370        14,381       1,567
                                                                 ============= ============  ============  ==========

  Cash paid for interest......................................          544        1,017           413          45
                                                                 ============= ============  ============  ==========

  Cash paid for taxes.........................................          332          646         1,638         178
                                                                 ============= ============  ============  ==========


          See accompanying notes to consolidated financial statements.

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       The company and basis of presentation

         Private Media Group, Inc. ("the Company") was originally incorporated on September 23, 1980 as Glacier Investment Company, Inc. under the laws of the State of Utah and, effective November 24, 1997, after a series of interim name changes, changed its name to Private Media Group Inc. Effective June 12, 1998 the Company acquired Cine Craft Limited ("Cine Craft"), a Gibraltar corporation and Milcap Media Limited ("Milcap"), a Republic of Cyprus corporation. Prior to the acquisitions the Company was a holding company with no operations. Milcap and its subsidiaries and Cine Craft operate under common control and are engaged in the acquisition, refinement and distribution of video and photo rights for adult feature magazines and movies (videocassettes and DVD's) through distributors and via the Internet. The acquisition was accounted for as a reverse acquisition whereby the Company was considered to be the acquiree even though legally it is the acquiror. Accordingly, the accompanying financial statements present the historical combined financial statements of Cine Craft and Milcap from January 1, 1998 through the acquisition date of June 12, 1998 and the consolidated financial statements of the Company, Cine Craft and Milcap since that date. Since the fair value of the net assets of the Company were equal to their net book values on June 12, 1998, the assets and liabilities of the Company remained at their historical cost following the acquisition. During the year ended December 31, 2000, the Company established two new wholly owned subsidiaries, one in Sweden (Peach Entertainment Distribution AB, "Peach") and one in the Republic of Cyprus (Fraserside Holdings Ltd., "Fraserside"). These subsidiaries were formed to carry on the business of Milcap Publishing Group AB (Sweden) and Milcap (Cyprus), respectively.

         The accompanying financial statements have been presented in Swedish Kronor ("SEK") which is the principal currency in which Cine Craft and Fraserside generate their cash flows.

         Solely for the convenience of the reader, the accompanying consolidated financial statements as of December 31, 2000 and for the twelve months then ended have been translated into euros ("EUR") at the rate of SEK 9.18 per EUR
1.00 the exchange rate of the Swedish Riksbank on June 30, 2001. The translations should not be construed as a representation that the amounts shown could have been, our could be, converted into euros at that or any other rate.

2.       Summary of significant accounting policies

         Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries and of companies which the Company is deemed to control. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in associated companies, defined as entities where the Company has an equity ownership representing between 20% and 50%, are accounted for under the equity method.

         Foreign Currency

         The financial statements of the Company's operations based outside of Sweden have been translated into Swedish Kronor in accordance with FASB Statement No. 52, "Foreign Currency Translation." Management has determined that the functional currency for each of the Company's foreign operations is its applicable local currency. When translating functional currency financial statements into Swedish Kronor, year-end exchange rates are applied to the balance sheet accounts, while average annual rates are applied to income statement accounts. Translation gains and losses are recorded in other comprehensive income as a component of shareholders' equity.

         Transactions involving foreign currencies are translated into Swedish Kronor or functional currencies using exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at period end exchange rates and the resulting gain or loss is charged to income in the period.

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Recognition of Revenue

         The Company's revenue recognition policies are in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Revenues from the sale of magazines, videocassettes, DVD's and other related products where distributors are not granted rights-of-return are recognized upon transfer of title, which generally occurs upon delivery. Revenues from the sale of magazines under agreements that grant distributors rights-of-return are recognized upon transfer of title, which generally occurs on delivery, net of an allowance for returned magazines. Revenues from the sale of videocassette and DVD products under consignment agreements with distributors are recognized based upon reported sales by the Company's distributors. Revenues from the sale of subscriptions to the Company's internet website are deferred and recognized ratably over the subscription period.

         Use of Estimates

         The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Inventories

         Inventories are valued at the lower of cost or market, with cost principally determined on an average basis. Inventories principally consist of DVD's, videocassettes and magazines held for sale or resale.

         Library of Photographs & Videos

         The library of photographs and videos, including rights for photographs and videos as well as translation and dubbing of video material, is reflected at the lower of amortized cost or net realizable value. The cost is amortized on a straight-line basis over 3-5 years representing the estimated useful life of the asset. Estimated future revenues are periodically reviewed and, revisions may be made to amortization rates or write-downs made to the asset's net realizable value as a result of significant changes in future revenue estimates. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to complete and exploit in a manner consistent with realization of that income.

         Property, Plant and Equipment

         Property, plant and equipment are carried at cost and are generally depreciated using the straight-line method over the estimated useful lives of the assets. The useful lives range from 3-5 years.

         In March 2000 the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus on Issue 00-2, "Accounting for Web Site Development Costs" ("EITF 00-2"). In accordance with the transition provisions of EITF 00-2, the Company has elected to apply this standard to website development costs incurred from January 1, 2000 forward. Capitalized website development costs including graphics and related software are being amortized on a straight-line basis over 5 years and are included in property, plant and equipment in the accompanying balance sheet (see Note 10).

         Goodwill

         Goodwill represents the excess of the purchase price paid over the fair value of the net assets of the businesses acquired (see Note 4). Amortization expense is calculated on a straight-line basis over 10 years. Accumulated amortization totaled SEK 1,599 thousand at December 31, 2000.

         Impairment of Long-Lived Assets including Goodwill

         The Company periodically evaluates the carrying value of long-lived assets including goodwill for potential impairment. Upon indication of impairment, the Company will record a loss on its long-lived assets if the undiscounted cash flows that are estimated to be generated by those assets are less than the related carrying value of

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the assets. An impairment loss is then measured as the amount by which the carrying value of the asset exceeds theestimated discounted future cash flows.

         Advertising Costs

         Advertising costs are charged to income as incurred. The total advertising costs were SEK 3,391 thousand, SEK 2,559 thousand and SEK 4,059 thousand for the years ended December 31, 1998, 1999 and 2000, respectively.

         Income Taxes

         The Company accounts for certain income and expense items differently for financial reporting purposes than for tax purposes. Provision for deferred taxes are made in recognition of such temporary differences, following the requirements of Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes."

         Cash Equivalents

         All highly liquid investments purchased with an original maturity of three months or less at the time of acquisition are considered to be cash equivalents.

         Concentration of Credit Risk

         Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company does not require collateral on these financial instruments.

         Cash and cash equivalents are maintained principally with major financial institutions in Spain and Sweden that have high credit standings and the Company's policy is to limit exposure to any one institution. Credit risk on trade receivables is minimized as a result of the use of bank guarantees and credit controls.

         A significant portion of the Company's business is transacted with four customers. These customers accounted for 31%, 32% and 26% of consolidated revenues for the years ended December 31, 1998, 1999 and 2000, respectively. One customer accounted for 11%, 10% and 11% of consolidated revenues for the years ended December 31, 1998, 1999 and 2000, respectively.

         Basic and Diluted Earnings Per Share

         Basic and diluted earnings per share is calculated in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings per Share" (Note 17).

         Fair Value of Financial Instruments.

         Statement of Financial Accounting Standard No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107") requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet.

         The Company in estimating the fair value disclosures for financial instruments used the following methods:

         The carrying amounts reported in the balance sheet for cash and cash equivalents, trade receivables, trade payables, short-term debt and accrued expenses approximate their fair value because of the short-term maturity of these instruments.

         Stock-Based Compensation

         As permitted by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," the Company has elected to continue following Accounting Principles Board No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related Interpretations for measurement and recognition of stock-based transactions with employees and adopted the disclosure-only provisions of SFAS No. 123. Under

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


APB 25, generally no compensation expense is recognized because the exercise price of the options equals the fair value of the stock at the vesting date.

         Reclassification

         Certain reclassifications of prior year balances have been made in the accompanying consolidated financial statements to conform to the 2000 presentation.

3.       Restatements

         The Company has revised its previously reported basic and diluted earnings per share presentation for the twelve month periods ended December 31, 1998, 1999 and 2000, respectively to properly reflect the issuance of common shares as dividends earned on its outstanding convertible preferred stock. This had the effect of reducing previously reported basic earnings per share by SEK
0.24 per share, SEK 0.48 per share and SEK 0.47 per share, for the twelve month periods ended December 31, 1998, 1999 and 2000, respectively. This change had no effect on previously reported diluted earnings per share in any of these periods except for the twelve month period ended December 31, 1999 for which there was a reduction of SEK 0.12.

         In connection with the preparation of the Company's 2000 annual financial statements, management of the Company has determined that the previously issued 1996, 1998 and 1999 financial statements required restatement. The previously issued financial statements have been restated for the following items:

         (i) to give effect to certain intercompany contractual arrangements which affect the character and amount of taxable income reported in certain countries. The previously reported provision for income taxes and income taxes payable have been increased to provide for the estimated amount of taxes due, along with related penalties and interest which may become due as a result of correcting this accounting. The Company intends to amend certain of its previously filed tax returns as soon as it is practicable.

         (ii) To consolidate the accounts and results of operations of the companies, Private Circle, Inc and Viladalt S.L., the activities of which the Company may be deemed to control. In April 2001, Private Circle, Inc., and a subsidiary of the Company entered into an agreement to sell the subsidiary's interest in Private Circle, Inc. (Note 22).

         (iii) To recognize additional compensation expense in the 1999 year for stock options granted to a part-time officer who is also a consultant.

         (iv) To give effect to additional income tax expense in 1996 related to certain errors in the calculation of deductible allowances recorded by the Company's Spanish subsidiary in its 1996 income tax return which were disallowed upon completion of an examination by Spanish taxing authorities during 2000.

         The impact of adjustments (i), (ii) and (iii) noted above on previously reported net income and per share amounts (restated as discussed above) for 1998 and 1999 are as follows:

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                           Per share                        Per share
                                            Net       --------------------    Net     ---------------------
         All amounts in SEK,               Income       Basic   Diluted     Income      Basic     Diluted
                                        ------------- -------------------- ---------  --------- -----------
         net income in thousands:           1998        1998      1998       1999       1999       1999
                                        -------------------------------------------------------------------

         Amount previously reported.....    40,010         1.47      0.87    31,757        0.77       0.54
         Adjustments:
         (i)   Accrual of income taxes..    (2,959)       (0.13)    (0.06)   (2,943)      (0.12)     (0.06)
         (ii)  Consolidation of
         controlled companies...........    (1,987)       (0.09)    (0.04)   (8,247)      (0.32)     (0.17)
         (iii) Stock-based compensation.         -            -         -    (1,000)      (0.04)     (0.02)
                                         ----------- -----------  -------- ---------  ----------- ---------
         Total adjustments..............    (4,946)       (0.21)    (0.11)  (12,190)      (0.48)     (0.25)
                                         ----------- -----------  -------- ---------  ----------- ---------
         Restated amount................    35,064         1.26      0.76    19,567        0.29       0.29
                                         =========== ===========  ======== =========  =========== =========


         The accompanying financial statements also reflect adjustments to the January 1, 1998 and 1999 balance of retained earnings for effects, as of that date, of changes in the previously reported 1996 and 1998 financial statements as follows:

                                                            Retained earnings
                                                         -----------------------
                                                             1998         1999
                                                         ------------ ----------
                                                              SEK          SEK
                                                              (in thousands)
         Amount previously reported..................       126,808     161,177
         Adjustments:
         (i)    Accrual of income taxes..............             -      (2,959)
         (ii)   Consolidation of controlled companies             -      (1,987)
         (iii)  Accrual of Spanish income taxes......       (3 847)      (3,847)
                                                        ------------- ----------
         Total adjustments...........................       (3 847)      (8,793)
                                                        ------------- ----------
         Restated amount.............................       122,961     152,384
                                                        ============= ==========

         The effect on the 1996 operating results was to decrease previously reported net income and basic and diluted per share amounts by SEK 3,847 thousand, 0.17 and 0.09, respectively.

4.       Business acquisition

         On January 28, 2000, the Company acquired all of the outstanding shares of Extasy Video B.V. ("Extasy") for total consideration of SEK 27,275,192. The consideration consisted of 208,464 shares of the Company's common stock and warrants to purchase 208,464 of the Company's common stock. The warrants are exercisable during the period January 28, 2001 to January 28, 2004 at an exercise price of USD 9.63. The excess of the purchase price over the fair market value of the net assets acquired has resulted in goodwill of SEK 17,441,970.

         The allocation of the purchase price to the net assets acquired is as follows:

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                         SEK
                                                 -------------------
         Current assets                                8,614,530
         Fixed assets                                  3,141,461
         Current liabilities                         (1,922,768)
         Goodwill                                     17,441,970
                                                 -------------------
                                                      27,275,193
                                                 ===================

         The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operating results of Extasy has been included in the Company's consolidated financial statements since the date of acquisition.

         The following unaudited pro forma information for the years ended December 31, 1999 and 2000 assumes the acquisition occurred on January 1, 1999.

         The amounts are expressed in thousands except net income per share.


                                                               Years ended
                                                               December 31,
                                                               (unaudited)
                                                      --------------------------
                                                         1999           2000
                                                      ------------  ------------
                                                          SEK            SEK
         Revenues..................................     186,882        259,639
         Net income................................      19,650         52,823
         Net income applicable to common shares....       7,375         39,976

         Net income per share:
         Basic.....................................        0.29           1.48
                                                      ============  ============
         Diluted...................................        0.29           1.08
                                                      ============  ============
5.       Trade accounts receivable

         Trade accounts receivable consist of the following:

                                                             December 31,
                                               --------------------------------
                                                 1998        1999      2000
                                               --------------------------------
                                                  SEK        SEK        SEK
                                                          (in thousands)
       Trade accounts receivable...........       57,314     69,999    119,176
       Allowance for doubtful accounts.....       (1,664)    (2,007)    (2,621)
                                               --------------------------------
       Total trade accounts receivable, net       55,650     67,992    116,555
                                               ================================
6.       Inventories

         Inventories consist of the following:

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                           December 31,
                                                 -------------------------------
                                                    1998       1999      2000
                                                 -------------------------------
                                                                SEK       SEK
                                                            (in thousands)
         Magazines for sale and resale..........     17,826   19,798    23,585
         Video cassettes........................     10,558   15,214    20,516
         DVDs...................................          -    3,106     8,210
         Other..................................      2,505    2,090     4,366
                                                 -------------------------------
                                                     30,888   40,209    56,677
                                                 ===============================

7.       Prepaid expenses and other current assets

         Included in prepaid expenses and other current assets at December 31, 1998, 1999 and 2000, is an amount of SEK 4,018 thousand, SEK 9,000 thousand and SEK 16,683 thousand respectively representing VAT receivable from the Spanish Tax Authority.

8.       Asset held for sale

         The Company has invested in certain residential property located in Barcelona, Spain that the Company currently has listed for sale. As of December 31, 1998, 1999 and 2000 the amount invested was SEK 21,709 thousand, SEK 20,069 thousand and SEK 20,976 thousand respectively. Management of the Company believes that the carrying value will be recovered from the proceeds from the ultimate sale of this property.

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.       Library of photographs & videos

         Library of photographs & videos consist of the following:

                                                           December 31,
                                                --------------------------------
                                                  1998        1999          2000
                                                ---------- ----------- ---------
                                                   SEK         SEK           SEK
                                                          (in thousands)
        Gross:
        Photographs............................    27,569      30,667     34,994
        Videos.................................   112,175     135,399    165,422
        Digital Manipulation for DVD Masters...         -           -      9,203
        Translations, Sound Dubbing, &
        Sub-Titles for Video Library...........    24,359      31,720     40,092
                                                ---------  ----------  --------
                                                  164,103     197,786    249,711
                                                =========  ==========  ========
        Less accumulated depreciation:
        Photographs............................    18,494      22,780     26,950
        Videos.................................    55,356      74,450     93,786
        Digital Manipulation for DVD Masters...         -           -      1,170
        Translations, Sound Dubbing, &
        Sub-Titles for Video Library...........    10,689      16,671     23,622
                                                ---------- ----------- ---------
                                                   84,539     113,901    145,528
                                                ========== =========== =========
        Net:
        Photographs............................     9,075       7,887      8,044
        Videos.................................    56,819      60,949     71,636
        Digital Manipulation for DVD Masters...         -           -      8,033
        Translations, Sound Dubbing, &
        Sub-Titles for Video Library...........    13,670      15,049     16,470
                                                ---------- ----------- ---------
                                                   79,564      83,885    104,183
                                                ========== =========== =========

10.      Property, Plant and Equipment

         Property, plant and equipment consist of the following:

                                                         December 31,
                                                --------------------------------
                                                  1998        1999        2000
                                                --------- ------------ ---------
                                                  SEK          SEK         SEK
                                                          (in thousands)
       Equipment & Furniture................      15,288     20,594      28,932
       Website Development..................           -          -       5,715
       Accumulated Depreciation.............     (5,742)     (8,621)    (16,497)
                                                -------------------------------
       Total Property, Plant and Equipment, net.  9,546      11,973      18,150
                                                ======================  ========

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         In March 2000 the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus on Issue 00-2, "Accounting for Web Site Development Costs" ("EITF 00-2"). EITF 00-2 requires that all costs incurred in the website planning stage should be expensed as incurred.

         The EITF also concluded that costs incurred in the website application and infrastructure development stage (including the initial graphics) and costs relating to software used to operate a website are to be accounted for in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") unless a plan exists or is being developed to market the website software externally.

         The EITF further concluded that costs incurred to operate an existing website including training, administration, maintenance, and other costs should be expensed as incurred. However, costs incurred in the operation stage that involve providing additional functions or features to the website should be accounted for as, in effect, new software and the costs of upgrades and enhancements that add functionality being expensed or capitalized based on the guidance in SOP 98-1.

         In accordance with the transition provisions of EITF 00-2, the Company has elected to apply this standard to website development costs incurred from January 1, 2000 forward and accordingly in the year ended December 31, 2000 the Company has capitalized SEK 5,715 thousand of costs related to the development of its website including graphics and related software.

11.      Short-term borrowings

         The Company's Swedish subsidiary has a line of credit amounting to SEK 1,000 thousand. The renewal date of the facility is every calendar quarter. The line of credit is guaranteed by the Company's principal shareholder. The Company pays an annual facility fee of 2.00% on the line of credit amount. At December 31, 1998 borrowings under the line of credit was SEK 330 thousand. At December 31, 1999 there were no borrowings under the line of credit. Use of the credit facility in 2000 was charged at 10.00%, which was equal to the Swedish banks' official interest rate, and which was the rate of interest on outstanding borrowings at December 31, 2000. At December 31, 2000, borrowings under the line of credit was SEK 354 thousand.

         The Company's Spanish subsidiary has a line of credit amounting to ESP 10 million. At December 31, 1999 the borrowings under the line of credit of SEK was 370 thousand. Use of the credit facility in 2000 was charged at 6.00%, which was equal to the Spanish banks' official interest rate at December 31, 2000. At December 31, 2000 there were no borrowings outstanding under this agreement.

         At December 31, 1999, the Company's Spanish subsidiary also had a SEK 105 thousand short term loan outstanding (December 31, 1998: SEK 472 thousand). In 2000 the short-term loan was increased to SEK 320 thousand and interest on the loan was 9.00% and payable monthly.

         At December 31, 1998, the Company's Swedish subsidiary also had a short term loan amounting to SEK 1,000 thousand, which was repaid in 1999.

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12.      Accrued other liabilities

         Accrued other liabilities are comprised of the following:

                                                     December 31,
                                        ---------------------------------------
                                           1998           1999          2000
                                        -----------  -------------    ---------
                                           SEK            SEK           SEK
                                                    (in thousands)
       Accrued expenses................      6,161          4,812       2,563
       Deferred income.................          -              -       3,153
       Taxes and social security.......      1,347            467       1,956
       Deposits........................        161            542         263
       Salary expense..................        174            197         151
       Other...........................        898            421       1,643
                                        -----------      ---------    ---------
                                             8,741          6,439       9,729
                                        ===========      =========    =========

13.      Income taxes

         Pretax income (loss) for the years ended December 31, 1998, 1999 and 2000 was the following amounts in the following jurisdictions:

                                                Years ended December 31,
                                   --------------------------------------------
                                       1998           1999           2000
                                     Restated       Restated
                                   ------------  ---------------  -------------
                                                (SEK in thousands)
       USA.....................       (2,528)       (13,484)        (13,615)
       Gibraltar...............        6,568          7,201          13,001
       Cyprus..................       31,263         27,531          52,284
       Sweden..................        2,260          2,011           2,235
       Spain...................        1,565            207           9,064
       France..................          388             68             266
       Benelux.................            -              -             579
       Other...................         (48)            (92)           (100)
                                   ------------  ---------------  -------------
                                      39,468         23,442          63,714
                                   ============  ===============  =============

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The components of the provision for income tax are as follows:

                                             Years ended December 31,
                                   ---------------------------------------------
                                      1998              1999            2000
                                    Restated          Restated
                                   ------------     -------------    -----------
                                                (SEK in thousands)
       Current
            USA.................         1,725             1,802          3,268
            Cyprus..............         1,299             1,227          2,992
            Sweden..............           242               481            554
            Spain...............           746               221          3,150
            France..............            14                19            116
            Benelux.............             -                 -            495

       Deferred
            Sweden..............           378               125            130
                                   ------------     -------------    -----------
                                         4,404             3,875         10,705
                                   ============     =============    ===========

         The Company's deferred tax liabilities relate principally to income appropriated to a tax allocation reserve, which will be subject to taxation after five years.

         A reconciliation of income taxes determined using the Swedish statutory rate of 28% to actual income taxes provided is as follows:

                                                               Years ended December 31,
                                                         ---------------------------------
                                                            1998        1999       2000
                                                          Restated    Restated
                                                         ----------- ----------- ----------
                                                                 (SEK in thousands)

       Income tax expense at statutory rate............     11,051       6,564     17,840
       Income in Gibraltar not subject to tax..........     (1,839)     (2,016)    (3,640)
       Foreign tax rate differential ..................     (4,911)     (3,465)    (5,574)
       Losses of subsidiaries for which no
       tax benefit is record...........................        708       2,590      2,704
       Other, net......................................       (605)        202       (625)
                                                         ----------- ---------- ----------
       Income tax expenses at effective rate...........      4,404       3,875     10,705
                                                         =========== ========== ==========

14.      Long-term borrowings

         The Company has a long-term loan payable of SEK 7,699 thousand, SEK 6,080 thousand and SEK 4,682 thousand at December 31, 1998, 1999 and 2000 respectively. Interest on the loan is 9.00% and principal and interest is payable monthly through 2003. The loan is related to an investment in certain land and building and the loan is secured by the property.

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.      Related party transactions

         The Company has short-term loans receivable from entities controlled by the Company's principal shareholder of SEK 4,946 thousand, SEK 5,955 thousand and SEK 3,933 thousand at December 31, 1998, 1999 and 2000 respectively. The loans bear interest at a rate of 10% payable annually. The current balance including accrued interest amounts to SEK 4,515 thousand at December 31, 2000.

         Peach Entertainment Distribution AB ("PED"), a wholly owned subsidiary of the Company, is a party to an exclusive Distribution Agreement with Sundance Associates, Inc. ("Sundance"). A member of the Company's board of directors is the sole shareholder of Sundance. Under the terms of the Distribution Agreement, PED granted to Sundance the exclusive rights to distribute specified products of the Company in the United States. Royalties are paid by Sundance to PED in accordance with an agreed royalty schedule. The Distribution Agreement automatically renews for successive one year terms and is cancelable by either party prior to the end of each one year term. During the 12 month periods ended December 31, 1998, 1999 and 2000 Sundance paid royalties to PED of $2,247,392, $2,123,564 and $ 2,833,382, respectively.

16.      Shareholders' equity

         Retained Earnings

         The Company is a holding company with no significant operations of its own. Accordingly, the retained earnings of the Company represent the accumulated earnings of its foreign subsidiaries, principally Cine Craft Ltd, Milcap Media Ltd. and Fraserside Holdings Ltd. The ability of the Company to pay dividends is dependent on the transfer of accumulated earnings from these subsidiaries. The Company is not currently aware of any significant restrictions that would inhibit its ability to pay dividends should it choose to do so, although the Company's current intention is to re-invest the unremitted earnings of its foreign subsidiaries.

         Common Stock

         The Company is authorized to issue 50,000,000 shares of common stock. Holders of common stock are entitled to one vote per share. The common stock is not redeemable and has no conversion or pre-emptive rights.

         In June 2000, the Company's shareholders and board of directors approved an increase in the Company's authorized capital stock, consisting of an increase in the number of authorized common shares from 50,000,000 to 100,000,000. This increase was effected in August 2001 upon the filing of a Certificate of Amendment of the Company's articles of incorporation with the Nevada Secretary of State.

         During 2000 the Company's Board of Directors authorized the repurchase of up to 10% of the Company's outstanding common shares. Such purchases may be made from time to time in the open market for an indefinite period of time.

         Stock Dividend

         The Company implemented a 3:1 stock dividend whereby each holder of record of Common Stock on May 30, 2000, received two additional shares of Common Stock for each share owned. Corresponding adjustments have been made to the Warrants and Options outstanding on the record date as well as the Series A Preferred Stock to reflect the dividend. Accordingly, all share and per share values reflected in the accompanying consolidated financial statements have been adjusted to give effect to the stock dividend.

         Preferred Stock

         The Company is authorized to issue 10,000,000 shares of preferred stock with relative rights, preferences and limitations determined at the time of issuance. The Company has issued 7,000,000 shares of $4.00 Series A convertible preferred stock. The Series A convertible preferred stock is non-voting and provides for a 5% annual stock dividend beginning in 1998 to be paid quarterly in common stock at the average closing price of the

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Company's common stock for the twenty consecutive days prior to the quarterly record date. Each preferred share is convertible at any time into common shares on a one-for-three basis (post-split). Additionally, at any time the common stock of the Company has a closing price of less than $1.33 per share for twenty consecutive days the preferred stock may be converted at the option of the holder thereof into common stock at a 20% discount to the five day average closing price prior to the date of conversion. In accordance with the terms of the Series A Preferred Stock Agreement, 102,858 shares of common stock will be distributed in 2001 with respect to dividends on preferred shares. This amount is shown in the accompanying Statement of Shareholders' Equity under stock dividend to be distributed.

         Common Stock Warrants

         The Company has issued 2,625,000 common stock warrants which are exercisable at any time by the holder thereof until December 31, 2000 at an exercise price of $1.33 per share. The total number of warrants exercised as of December 31, 1999 was 2,100,000 and during the year 2000 a total of 517,500 were exercised and warrants for 7,500 shares expired.

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.      Earnings per share

         The following table sets forth the computation of basic and diluted earnings per share:

                                                                    Years ended December 31,
                                                      ------------------------------------------------------
                                                            1998              1999               2000
                                                          Restated          Restated
                                                      -----------------  ----------------  -----------------
         Numerator: (SEK in thousands)

         Net income (numerator diluted EPS)........             35,064           19,567           53,009
                                                      =================  ================  =================

         Less: Dividends on preferred stock........              5,642           12,275           12,847
                                                      -----------------  ----------------  -----------------

         Income applicable to common shares
         (numerator basic EPS).....................             29,422            7,292           40,162
                                                      =================  ================  =================

         Denominator:

         Denominator for basic earnings per share
         - Weighted average shares outstanding.....         23,372,505       25,269,792       27,002,220

         Effect of dilutive securities:
               Preferred stock.....................         21,000,000       21,000,000       21,000,000
               Common stock warrants and options...          1,571,634          625,812          640,818
               Stock dividends to be distributed...            177,147          194,619          102,858
                                                      -----------------  ----------------  -----------------

         Denominator for diluted earnings per
         share - weighted average shares and
         assumed conversions.......................         46,121,286       47,909,223       48,745,896
                                                      =================  ================  =================

         Earnings per share (SEK)

         Basic.....................................               1.26             0.29             1.49
                                                      =================  ================  =================
         Diluted...................................               0.76             0.29             1.09
                                                      =================  ================  =================


18.      Commitments and contingent liabilities

         The Company leases certain property and equipment under operating leases. The rental payments under these leases are charged to operations as incurred. Rental expense for the years ended December 31, 1998, 1999 and 2000 amounted to SEK 2,251 thousand, SEK 3,321 thousand and SEK 4,341 thousand, respectively.

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Future minimum payments under non-cancelable leases as of December 31, 2000 are as follows:

                                   Year                   SEK
                                                    (in thousands)
                             ------------------- ----------------------
                                      2001                   2,909
                                      2002                   2,507
                                      2003                   2,201
                                      2004                   1,795
                                      2005                   1,406
                                      2006                     434
                                                 ----------------------
                                                            11,252
                                                 ======================

         The Company's Spanish subsidiary, Milcap Media Group S.L. ("Milcap") has issued a guarantee of indebtedness to Viosland Trade S.L. ("Viosland") a company controlled by the Company's principal shareholder. The guarantee relates to the financing of the construction of a new office and manufacturing facility located in Barcelona, Spain. This guarantee would require Milcap to pay the general contractor for costs of construction if not paid by Viosland. Management of the Company does not believe that Milcap will be required to pay any significant amounts related to this guarantee.

         In December 1999 the Company received final notification from the Swedish Tax Authority assessing its subsidiary in Cyprus for the tax years 1995-1998 for a total amount of SEK 42,000,000 plus fines amounting to SEK 16,800,000 plus interest. The Company believes the assessment is without merit and is in the process of appealing the assessment to the Administrative Court in Stockholm. The final outcome of the appeal is expected to take several years and the Company has asked for a postponement of payment of the taxes and fees until the case is settled. Due to the early stages of this matter and the uncertainty regarding the ultimate resolution, no amounts have been provided in the Company's financial statements for this dispute.

         A reorganization in Sweden in 2000 has resulted in a transfer of the business formerly conducted by Milcap Publishing Group AB to Peach Entertainment AB. The transfer was made in accordance with Swedish reorganization rules and should qualify as a tax-exempt reorganization in Sweden.

19.      Operations by geographical area

         The Company operates in one business segment, which is the acquisition, refinement and distribution of video and photo rights for adult feature magazines, movies and the Internet.

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Information concerning the Company's geographic locations is summarized as follows:

                                                Years ended December 31,
                                     -----------------------------------------
                                         1998           1999          2000
                                       Restated       Restated
                                     ------------   ------------- ------------
Net Sales                                        (SEK in thousands)
         USA.......................         2,038          4,332        9,292
         Gibraltar.................         6,362          6,639       11,922
         Cyprus....................        63,317         66,391      119,220
         Sweden....................       117,635        113,325      163,252
         Spain.....................       116,060        137,918      176,913
         France....................        12,027          9,035        9,144
         Benelux...................             -              -       19,541
         Eliminations..............      (151,122)      (162,214)    (251,200)
                                     ------------  --------------  -----------
Total..............................       166,317        175,426      258,084
                                     ============  ==============  ===========

         Eliminations principally relates to intergroup revenue arising from trademark, license and distribution agreements between the Company's subsidiaries in Gibraltar, Cyprus, France, Sweden, Spain and the Netherlands.

                                              Years ended December 31,
                                      ---------------------------------------
                                          1998         1999          2000
                                        Restated     Restated
                                      ------------ ------------  -----------
                                                 (SEK in thousands)
Operating profit
   USA...........................          (2,280)     (12,953)    (13,596)
   Gibraltar.....................           6,336        6,579      11,830
   Cyprus........................          31,262       28,732      51,985
   Sweden........................           2,066          456      (1,544)
   Spain.........................           1,884        2,267      12,976
   France........................             509          152         313
   Benelux.......................               -            -         572
   Other.........................             (48)         (92)       (100)
                                      ------------  -----------  -----------
Total............................          39,729       25,141      62,436
Interest income (expense), net...            (261)      (1,699)      1,278
                                      ------------  -----------  -----------
Income before income taxes.......          39,468       23,442      63,714
                                      ============  ===========  ===========

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                             Years ended December 31,
                                      ---------------------------------------
                                          1998         1999          2000
                                        Restated     Restated
                                      ------------- ------------  -----------
                                                 (SEK in thousands)
Long-lived assets
   USA...........................               -            -      15,843
   Cyprus........................          84,114       89,004     104,098
   Sweden........................          13,236       17,309      31,289
   Spain.........................          11,531       11,044      12,426
   France........................           1,801            -           -
   Benelux.......................               -            -       2,728
   Other.........................             137          932         211
                                      ------------- ------------  ----------
Total............................         110,819      118,289     166,595
                                      ============= ============  ==========

         Export sales from Sweden to unaffiliated customers amounted to SEK 96.7 million, SEK 109.6 million and SEK 149.0 million for the years ended December 31, 1998, 1999 and 2000, respectively. Export sales from Spain to unaffiliated customers amounted to SEK 46.5 million, SEK 17.6 million and SEK 17.8 million for the years ended December 31, 1998, 1999 and 2000, respectively. Export sales from Cyprus to unaffiliated customers amounted to SEK 3.4 million, SEK 14.9 million and SEK 56.5 million for the years ended December 31, 1998, 1999 and 2000, respectively. Export sales from other geographic areas are not significant.

20.      Stock-based compensation

         On March 1, 1999 the Company adopted the 1999 Employee Stock Option Plan ("the Plan"). The Plan provides for the issuance of up to 3,600,000 shares of the Company's common stock to employees, consultants and advisors of the company. From the inception of the Plan through December 31, 2000, stock options to purchase an aggregate of 3,136,500 shares of the Company's common stock were granted under the Plan. At December 31, 2000, a total of 2,590,985 options were outstanding. Stock options for 930,200 shares vested on March 1, 1999 and are exercisable at $4.17 per share, the market price of the Company's common stock at that date. The remaining 1,660,785 stock options vest in 19 equal quarterly installments commencing June 30, 1999. The exercise price of each installment of options which vests after March 1, 1999 is equal to the fair market value of the Company's common stock on the date each installment vests. The options are exercisable on the date they vest. Stock options granted under the plan expire 10 years after the date of grant.

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         A summary of stock option activity for the years ended December 31, 1999 and 2000 is a follows:

                                                                   Weighted
                                                                    average
                                                  Number of      exercise price
                                                   shares         in US dollars
                                               ----------------  ---------------
        Granted............................          2,971,500         4.46 (1)
        Exercised..........................                  -                -
        Forfeited..........................                  -                -
                                               ----------------
        Outstanding December 31, 1999......          2,971,500         4.46 (1)

        Granted............................            156,750         7.30 (1)
        Exercised..........................            160,222         4.30
        Forfeited..........................            377,043         6.18 (1)
                                               ----------------
        Outstanding December 31, 2000......          2,590,985         5.38 (1)
                                               ================

         (1) Weighted average information relates only to options vested and priced through December 31, 2000. The remaining options will be priced based upon the market price of the Company's stock when such options vest in the future.

         At December 31, 2000 options for 1,501,985 shares were exercisable with exercise prices ranging from $4.17 to $11.71 per share.

         The Company applies APB 25, and related interpretations in accounting for its stock based compensation to employees. Accordingly, no compensation expense has been recognized for stock based compensation issued to employees. Had compensation cost for the Company's stock based compensation issued to employees been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS 123, the Company's proforma net income for 1999 and 2000 would have been a proforma loss of SEK 14,808 thousand and proforma income of SEK 30,586 thousand, respectively. The Company's proforma income applicable to common shares for 1999 and 2000 would have been a proforma loss of SEK 27,083 thousand and proforma income of SEK 17,739 thousand, respectively. Proforma basic and diluted loss per share would have been SEK 1.07 for 1999. Proforma basic income per share would have been SEK 0.66 for 2000 and proforma diluted income per share would have been SEK 0.63.

         The weighted average fair value of options granted during 2000 was estimated at $7.10 per share, based upon the Black-Scholes option-price model with the following weighted average assumptions: 0% dividend yield, expected volatility of 67-111%, risk-free interest rate of 5.1-6.0% and expected life of 9.5-10 years.

         The weighted average fair value of options granted during 1999 was estimated at $8.91 per share, based upon the Black-Scholes option-price model with the following weighted average assumptions: 0% dividend yield, expected volatility of 46-70%, risk-free interest rate of 5.24-6.44% and expected life of 9.5-10 years.

21.      Recent accounting pronouncements

         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liabilities measured at its fair value. SFAS 133 is effective for fiscal years beginning after June 15, 2000. As the Company does not enter into foreign currency

                            PRIVATE MEDIA GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


forwards, swaps or other derivative financial instruments management believes that the impact of this new standard on the Company's consolidated balance sheets or results of operations will not be significant.

22.      Subsequent event

         On April 8, 2001, the Company's Swedish subsidiary Peach Entertainment Distribution AB entered into an agreement to sell its interest in Private Circle, Inc. a company, the activities of which, the Company may be deemed to control for cash of SEK 21.4 million. Under the terms of this agreement, the transaction is scheduled to close on or before April 16, 2001.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

         The following table sets forth the expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee...........................................        $14,652
NASD, Inc. fee.................................................        $ 6,642
Frankfurt Stock Exchange Listing fee ..........................           *
Accounting fees and expenses ..................................           *
Legal fees and expenses .......................................           *
Printing and engraving expenses ...............................           *
Registrar and Transfer Agent's fees ...........................           *
Miscellaneous fees and expenses ...............................           *
     Total ....................................................     $4,600,000+

-----------------

*    To be completed by amendment.

+    Estimated

Item 14.  Indemnification of Directors and Officers

         Private Media Group, Inc. has the power to indemnify its directors and officers against liability for certain acts pursuant to the laws of the state of Nevada, being Private Media Group, Inc.'s state of incorporation. In addition, under the Articles of Incorporation of Private Media Group, Inc., no director, officer or agent is personally liable to the corporation or its shareholders for monetary damages arising out of a breach of such person's fiduciary duty to Private Media Group, Inc., unless such breach involves intentional misconduct, fraud or a knowing violation of law, or the payment of an unlawful dividend. Private Media Group, Inc. also maintains a standard form of officers' and directors' liability insurance policy that provides coverage to Private Media Group, Inc. and its officers and directors for certain liabilities.

Item 15.  Recent Sales of Unregistered Securities

         During the past three years the registrant has issued the securities set forth below which were not registered under the Securities Act.

         1. Between September 30, 1998 and June 30, 2001, the registrant issued shares of its Common Stock as a quarterly dividend which accrued on its Series A Convertible Preferred Stock, for the quarters ending, and in the amounts, as follows: September 30, 1998, 90,517; December 31, 1998, 86,632; March 31, 1999,
                  79,713; June 30, 1999, 48,639; September 30, 1999, 69,912;
                  December 31, 1999, 58,855; March 31, 2000, 34,494; June 30,
                  2000, 33,751; September 30, 2000, 56,395; December 31, 2000,
                  46,463; March 31, 2001, 54,250; and June 30, 2001, 47,668.
                  These securities were issued by the registrant in reliance on the exemption under Section 4(2) of the Securities Act, as the beneficial owner of the Series A Preferred Stock is an accredited investor who is also an executive officer of the registrant.

         2. In June 2000 the registrant issued 17,847,618 shares of Common Stock to its shareholders of record on May 30, 2000, in connection with a three-for-one stock dividend on its Common Stock. The shares were issued by the registrant in reliance on the exemption under Section 3(a)(9) of the Securities Act.

         3. In January 2000, the registrant issued 208,464 shares of its Common Stock and 208,464 Common Stock Purchase Warrants with an exercise price of $9.63, exercisable until January 28, 2004, to a single investor as consideration for the acquisition by the registrant of all of the outstanding shares of Extasy Video B.V. The shares were issued by the registrant in reliance on the exemption under Section 4(2) of the Securities Act as the shares were issued to a single purchaser believed by the registrant to be an accredited investor without public solicitation or advertising.

         4. In June 2001, the registrant issued 248,889 shares of its Common Stock to a single investor as consideration for the acquisition by the registrant of all of the outstanding shares of Coldfair Holding Ltd. The shares were issued by the registrant in reliance on the exemption under Section 4(2) of the Securities Act as the shares were issued to a single purchaser believed by the registrant to be an accredited investor without public solicitation or advertising.

         5. Between July 2000 and July 2001, the registrant issued an aggregate of 167,500 shares of its Common Stock to 14 persons upon exercise of Common Stock Purchase Warrants originally issued by the registrant in June 1998, at an exercise price of $1.33 per share. The shares were issued by the registrant in reliance on the exemption under Section 4(2) of the Securities Act as these transactions were effected in a private placement to individuals who had a substantial pre-existing relationship with the registrant without public solicitation or advertising.

         6. In January 2000, the registrant issued an aggregate of 20,000 shares to two persons in connection with services performed by these persons for the registrant. The shares were issued by the registrant in reliance on the exemption under Section 4(2) of the Securities Act as the shares were issued to a small number of purchasers who the registrant believed were sophisticated with regard to the business and affairs of the registrant without public solicitation or advertising.

Item 16.  Exhibits

         (a)      Exhibits:

                  +       1.1      Form of Underwriting Agreement

                          3.1      Articles of Incorporation, as amended to date

                  *       3.2      Amended and Restated Bylaws

                  *       4.3      Specimen Common Stock Certificate

                  *       4.4      Certificate of Designation Preferred Stock

                  +       5.1      Opinion of Guzik & Associates.

                          21.1     Subsidiaries of the Registrant

                          23.1     Consent of Ernst & Young AB, Independent
                                   Auditors

                  +       23.2     Consent of Guzik & Associates.

                  +       23.3     Consent of Special Tax Counsel

                  +       23.4     Consent of Spanish Counsel

                  +       23.5     Consent of Nevada Counsel

                          24.1 Power of Attorney (Included in Signature Page in Part II)

         ----------------

         * Incorporated by reference from the registrant's Registration Statement on Form SB-2 (SEC File No. 333-62075).

         + To be filed by amendment.

         (b)      Financial Statements Schedules.

         None

Item 17. Undertakings

         The undersigned registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sant Cugat del Valles, Spain, on the 19th day of September, 2001.

                                                     PRIVATE MEDIA GROUP, INC.

                                                     By  /s/ Berth H. Milton
                                                         -----------------------
                                                         Berth H. Milton,
                                                         Chief Executive Officer

         KNOW BY ALL MEN THESE PRESENTS, that each person whose signature appears below constitutes and appoints Berth H. Milton and Johan Gillborg or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Berth H. Milton        Chief Executive Officer, Director  September 19, 2001
-----------------------
Berth H. Milton            (Chief Executive Officer)

/s/ Johan Gillborg         Chief Financial Officer            September 19, 2001
-----------------------
Johan Gillborg             (Principal Financial Officer and
                           Principal Accounting Officer)

/s/ Bo Rodebrant           Director                           September 19, 2001
-----------------------
Bo Rodebrant

/s/ Robert Tremont         Director                           September 19, 2001
-----------------------
Robert Tremont

                                  EXHIBIT INDEX

(a)      Exhibits:

         +        1.1      Form of Underwriting Agreement

                  3.1      Articles of Incorporation, as amended to date

         *        3.2      Amended and Restated Bylaws

         *        4.3      Specimen Common Stock Certificate

         *        4.4      Certificate of Designation Preferred Stock

         +        5.1      Opinion of Guzik & Associates.

                 21.1      Subsidiaries of the Registrant

                 23.1      Consent of Ernst & Young AB, Independent Auditors

         +       23.2      Consent of Guzik & Associates.

         +       23.3      Consent of Special Tax Counsel

         +       23.4      Consent of Spanish Counsel

         +       23.5      Consent of Nevada Counsel

                 24.1      Power of Attorney (Included in Signature Page in Part
                           II)

----------------

* Incorporated by reference from the registrant's Registration Statement on Form SB-2 (SEC File No. 333-62075).

+ To be filed by amendment.

(b)  Financial Statement Schedules

None.